1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form  20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 26, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited

Financial Statements for the

Years Ended December 31, 2012 and 2011 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2012 and 2011, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.

We have also audited, in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the year ended December 31, 2012 and 2011 on which we have issued an unqualified opinion.

February 5, 2013

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited

BALANCE SHEETS

DECEMBER 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Par Value)

	2012		2011
ASSETS	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$109,150,810	12	$85,262,521	11
Financial assets at fair value through profit or loss (Notes 2, 5 and 23)	38,824	—	14,925	—
Available-for-sale financial assets (Notes 2, 6 and 23)	1,845,052	—	2,617,134	—
Held-to-maturity financial assets (Notes 2, 7 and 23)	701,146	—	701,136	—
Receivables from related parties (Notes 3 and 24)	40,987,444	4	24,777,534	3
Notes and accounts receivable (Note 3)	15,726,431	2	19,894,386	3
Allowance for doubtful receivables (Notes 2, 3 and 8)	(474,037)	—	(485,120)	—
Allowance for sales returns and others (Notes 2 and 8)	(5,732,738)	(1)	(4,887,879)	—
Other receivables from related parties (Notes 3 and 24)	274,963	—	188,028	—
Other financial assets	175,261	—	122,010	—
Inventories (Notes 2 and 9)	35,296,391	4	22,853,397	3
Deferred income tax assets (Notes 2 and 17)	7,728,464	1	5,779,544	1
Prepaid expenses and other current assets	2,097,329	—	1,725,736	—

Total current assets	207,815,340	22	158,563,352	21

LONG-TERM INVESTMENTS (Notes 2, 7, 10, 11 and 23)
Investments accounted for using equity method	139,264,161	15	128,200,718	17
Held-to-maturity financial assets	—	—	702,291	—
Financial assets carried at cost	483,759	—	497,835	—

Total long-term investments	139,747,920	15	129,400,844	17

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 24)
Cost
Buildings	173,344,932	18	149,495,478	20
Machinery and equipment	1,202,761,097	127	984,978,666	129
Office equipment	16,683,484	2	13,824,434	2

	1,392,789,513	147	1,148,298,578	151
Accumulated depreciation	(924,961,566)	(98)	(804,740,797)	(106)
Advance payments and construction in progress	118,775,347	13	110,815,752	14

Net property, plant and equipment	586,603,294	62	454,373,533	59

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	—	1,567,756	—
Deferred charges, net (Notes 2 and 13)	4,882,081	1	4,719,244	1

Total intangible assets	6,449,837	1	6,287,000	1

OTHER ASSETS
Refundable deposits	2,394,826	—	4,491,735	1
Deferred income tax assets (Notes 2 and 17)	2,244,947	—	7,221,824	1
Others (Notes 2 and 24)	917,019	—	1,069,586	—

Total other assets	5,556,792	—	12,783,145	2

TOTAL	$946,173,183	100	$761,407,874	100

	2012		2011
LIABILITIES AND SHAREHOLDERS’ EQUITY	Amount	%	Amount	%

CURRENT LIABILITIES
Short-term loans (Note 14)	$34,714,929	4	$25,926,528	3
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 23)	6,274	—	—	—
Accounts payable	13,392,221	1	9,522,688	1
Payables to related parties (Note 24)	3,230,342	—	2,992,582	—
Income tax payable (Notes 2 and 17)	15,196,399	2	10,647,797	1
Accrued profit sharing to employees and bonus to directors (Note 19)	11,186,591	1	9,055,704	1
Payables to contractors and equipment suppliers	44,371,108	5	33,811,970	5
Accrued expenses and other current liabilities (Note 23)	16,698,014	2	13,057,161	2
Current portion of bonds payable (Notes 15 and 23)	—	—	4,500,000	1

Total current liabilities	138,795,878	15	109,514,430	14

LONG-TERM LIABILITIES
Bonds payable (Notes 15 and 23)	80,000,000	9	18,000,000	2
Other long-term payables (Note 23)	54,000	—	—	—

Total long-term liabilities	80,054,000	9	18,000,000	2

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 16)	3,926,276	—	3,860,898	1
Guarantee deposits	199,315	—	439,032	—

Total other liabilities	4,125,591	—	4,299,930	1

Total liabilities	222,975,469	24	131,814,360	17

CAPITAL STOCK - NT$10 PAR VALUE (Note 19)
Authorized: 28,050,000 thousand shares
Issued: 25,924,435 thousand shares in 2012
25,916,222 thousand shares in 2011	259,244,357	27	259,162,226	34

CAPITAL SURPLUS (Notes 2 and 19)	56,137,809	6	55,846,357	8

RETAINED EARNINGS (Note 19)
Appropriated as legal capital reserve	115,820,123	12	102,399,995	13
Appropriated as special capital reserve	7,606,224	1	6,433,874	1
Unappropriated earnings	287,174,942	30	213,357,286	28

	410,601,289	43	322,191,155	42

OTHERS
Cumulative translation adjustments (Note 2)	(10,753,763)	(1)	(6,433,369)	(1)
Net loss not recognized as pension cost	(5,299)	—	—	—
Unrealized gain/loss on financial instruments (Notes 2 and 23)	7,973,321	1	(1,172,855)	—

	(2,785,741)	—	(7,606,224)	(1)

Total shareholders’ equity	723,197,714	76	629,593,514	83

TOTAL	$946,173,183	100	$761,407,874	100

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2012		2011
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 24)	$506,697,738		$421,472,087

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	6,825,851		3,226,594

NET SALES	499,871,887	100	418,245,493	100

COST OF SALES (Notes 9, 18 and 24)	265,538,540	53	233,083,068	56

GROSS PROFIT BEFORE AFFILIATES ELIMINATION	234,333,347	47	185,162,425	44

REALIZED (UNREALIZED) GROSS PROFIT FROM AFFILIATES (Note 2)	(25,029)	—	398,440	—

GROSS PROFIT	234,308,318	47	185,560,865	44

OPERATING EXPENSES (Notes 18 and 24)
Research and development	38,788,245	8	31,594,034	7
General and administrative	16,330,060	3	12,715,339	3
Marketing	2,388,243	—	2,345,729	1

Total operating expenses	57,506,548	11	46,655,102	11

INCOME FROM OPERATIONS	176,801,770	36	138,905,763	33

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Notes 2 and 10)	8,127,748	2	3,778,083	1
Settlement income (Note 26)	883,845	—	947,340	1
Interest income	867,227	—	697,196	—
Technical service income (Note 24)	497,638	—	408,153	—
Valuation gain on financial instruments, net (Notes 2, 5 and 23)	—	—	801,195	—
Others (Notes 2 and 24)	811,619	—	655,079	—

Total non-operating income and gains	11,188,077	2	7,287,046	2

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2012		2011
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Impairment loss of financial assets (Notes 2, 6 and 23)	$2,677,529	1	$—	—
Interest expense (Note 24)	945,114	—	445,887	—
Impairment loss on idle assets (Note 2)	418,330	—	—	—
Loss on disposal of property, plant and equipment (Notes 2 and 24)	146,647	—	202,901	—
Foreign exchange loss, net (Note 2)	—	—	673,085	—
Others (Note 2)	172,279	—	163,092	—

Total non-operating expenses and losses	4,359,899	1	1,484,965	—

INCOME BEFORE INCOME TAX	183,629,948	37	144,707,844	35

INCOME TAX EXPENSE (Notes 2 and 17)	17,471,146	4	10,506,565	3

NET INCOME	$166,158,802	33	$134,201,279	32

	2012		2011
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (NT$, Note 22)
Basic earnings per share	$7.08	$6.41	$5.58	$5.18

Diluted earnings per share	$7.08	$6.41	$5.58	$5.18

The accompanying notes are an integral part of the financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

								Others
	Capital Stock - Common Stock			Retained Earnings				Cumulative Translation Adjustments	Net Loss Not Recognized as Pension Cost	Unrealized Gain/Loss on Financial Instruments	Treasury Stock	Total Shareholders’ Equity
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total

BALANCE, JANUARY 1, 2011	25,910,078	$259,100,787	$55,698,434	$86,239,494	$1,313,047	$178,227,030	$265,779,571	$(6,543,163)	$—	$109,289	$—	$574,144,918

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	16,160,501	—	(16,160,501)	—	—	—	—	—	—
Special capital reserve	—	—	—	—	5,120,827	(5,120,827)	—	—	—	—	—	—
Cash dividends to shareholders - NT$3.00 per share	—	—	—	—	—	(77,730,236)	(77,730,236)	—	—	—	—	(77,730,236)
Net income in 2011	—	—	—	—	—	134,201,279	134,201,279	—	—	—	—	134,201,279
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	59,898	—	—	—	—	—	—	—	—	59,898
Translation adjustments	—	—	—	—	—	—	—	(112,326)	—	—	—	(112,326)
Issuance of stock from exercising employee stock options	7,144	71,439	146,258	—	—	—	—	—	—	—	—	217,697
Net changes of valuation gain/loss on available-for-sale financial assets	—	—	—	—	—	—	—	—	—	(1,112,995)	—	(1,112,995)
Net change in shareholders’ equity from equity method investees	—	—	—	—	—	—	—	—	—	(165,851)	—	(165,851)
Acquisition of treasury stock - shareholders executed the appraisal right	—	—	—	—	—	—	—	—	—	—	(71,598)	(71,598)
Retirement of treasury stock	(1,000)	(10,000)	(2,139)	—	—	(59,459)	(59,459)	—	—	—	71,598	—
Effect of spin-off	—	—	(56,094)	—	—	—	—	222,120	—	(3,298)	—	162,728

BALANCE, DECEMBER 31, 2011	25,916,222	259,162,226	55,846,357	102,399,995	6,433,874	213,357,286	322,191,155	(6,433,369)	—	(1,172,855)	—	629,593,514

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	13,420,128	—	(13,420,128)	—	—	—	—	—	—
Special capital reserve	—	—	—	—	1,172,350	(1,172,350)	—	—	—	—	—	—
Cash dividends to shareholders - NT$3.00 per share	—	—	—	—	—	(77,748,668)	(77,748,668)	—	—	—	—	(77,748,668)
Net income in 2012	—	—	—	—	—	166,158,802	166,158,802	—	—	—	—	166,158,802
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	131,095	—	—	—	—	—	—	—	—	131,095
Translation adjustments	—	—	—	—	—	—	—	(4,320,394)	—	—	—	(4,320,394)
Issuance of stock from exercising employee stock options	8,213	82,131	160,357	—	—	—	—	—	—	—	—	242,488
Net changes of valuation gain/loss on available-for-sale financial assets	—	—	—	—	—	—	—	—	—	1,998,347	—	1,998,347
Net change in shareholders’ equity from equity method investees	—	—	—	—	—	—	—	—	(5,299)	7,147,829	—	7,142,530

BALANCE, DECEMBER 31, 2012	25,924,435	$259,244,357	$56,137,809	$115,820,123	$7,606,224	$287,174,942	$410,601,289	$(10,753,763)	$(5,299)	$7,973,321	$—	$723,197,714

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$166,158,802	$134,201,279
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	124,399,879	102,925,423
Unrealized (realized) gross profit from affiliates	25,029	(398,440)
Amortization of premium/discount of financial assets	2,281	9,860
Gain on disposal of available-for-sale financial assets	(110,634)	(35,151)
Loss on disposal of financial assets carried at cost	269	—
Equity in earnings of equity method investees, net	(8,127,748)	(3,778,083)
Cash dividends received from equity method investees	1,688,878	2,941,548
Loss on disposal of property, plant and equipment and other assets, net	125,488	99,884
Impairment loss of financial assets	2,677,529	—
Impairment loss on idle assets	418,330	—
Deferred income tax	2,618,657	(493,026)
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(17,625)	(22,759)
Receivables from related parties	(16,209,910)	956,440
Notes and accounts receivable	4,167,955	2,356,519
Allowance for doubtful receivables	(11,083)	(2,880)
Allowance for sales returns and others	844,859	(2,453,565)
Other receivables from related parties	(89,347)	(38,049)
Other financial assets	(53,251)	138,196
Inventories	(12,442,994)	2,775,646
Prepaid expenses and other current assets	(371,593)	(382,852)
Accounts payable	1,361,012	(1,805,422)
Payables to related parties	(67,770)	418,132
Income tax payable	4,548,602	3,538,928
Accrued profit sharing to employees and bonus to directors	2,130,887	(1,903,765)
Accrued expenses and other current liabilities	3,556,824	(410,047)
Accrued pension cost	65,378	96,880

Net cash provided by operating activities	277,288,704	238,734,696

CASH FLOWS FROM INVESTING ACTIVITIES
Cash contributed related to spin-off	—	(1,270,340)
Acquisitions of:
Property, plant and equipment	(242,063,668)	(202,757,541)
Investments accounted for using equity method	(2,259,244)	(7,390,883)
Financial assets carried at cost	(1,093)	—

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

	2012	2011

Proceeds from return of capital by investees	$587,902	$320,013
Proceeds from disposal or redemption of:
Available-for-sale financial assets	612,834	1,035,151
Held-to-maturity financial assets	700,000	4,789,000
Financial assets carried at cost	14,900	—
Property, plant and equipment and other assets	93,984	4,650,078
Increase in deferred charges	(1,743,043)	(1,658,296)
Decrease in refundable deposits	2,096,909	4,147,014
Decrease in other assets	17,600	27,600

Net cash used in investing activities	(241,942,919)	(198,108,204)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	8,788,401	(4,982,109)
Cash dividends	(77,748,668)	(77,730,236)
Proceeds from issuance of bonds	62,000,000	18,000,000
Repayment of bonds	(4,500,000)	—
Decrease in guarantee deposits	(239,717)	(308,855)
Proceeds from exercise of employee stock options	242,488	217,697
Acquisition of treasury stock	—	(71,598)

Net cash used in financing activities	(11,457,496)	(64,875,101)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	23,888,289	(24,248,609)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	85,262,521	109,511,130

CASH AND CASH EQUIVALENTS, END OF YEAR	$109,150,810	$85,262,521

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$670,165	$369,085

Income tax paid	$10,312,114	$7,454,386

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$255,108,068	$195,932,728
Decrease (increase) in payables to contractors and equipment suppliers	(12,764,075)	6,827,106
Increase in payables to related parties	(280,256)	—
Nonmonetary exchange trade-out price	(69)	(2,293)

Cash paid	$242,063,668	$202,757,541

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

	2012	2011

Disposal of property, plant and equipment and other assets	$91,641	$3,370,165
Decrease in other receivables to related parties	2,412	1,124,206
Decrease in other financial assets	—	158,000
Nonmonetary exchange trade-out price	(69)	(2,293)

Cash received	$93,984	$4,650,078

Acquisition of deferred charges	$2,184,901	$1,658,296
Increase in accounts payable	(303,584)	—
Increase in payables to related parties	(25,274)	—
Increase in other long-term payables	(113,000)	—

Cash paid	$1,743,043	$1,658,296

NON-CASH INVESTING AND FINANCING ACTIVITIES
Idle assets reclassified from property, plant and equipment	$418,330	$—

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$59,000	$—

Current portion of bonds payable	$—	$4,500,000

SUPPLEMENTAL INFORMATION FOR SPIN-OFF BUSINESSES

In August 2011, the Company transferred the solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC Solid State Lighting Ltd. (TSMC SSL) and TSMC Solar Ltd. (TSMC Solar), respectively. The relevant information about spin-off was as follows:

	TSMC SSL	TSMC Solar	Total

Acquired investments accounted for using equity method	$2,270,000	$11,180,000	$13,450,000

Non-cash items transferred
Current assets	36,050	18,807	54,857
Long-term investments	2,872	7,912,710	7,915,582
Property, plant and equipment	1,929,563	2,372,214	4,301,777
Other assets	234,696	201,677	436,373
Current liabilities	(292,728)	(337,439)	(630,167)
Other liabilities	(36,272)	(25,218)	(61,490)
Capital surplus	—	(56,094)	(56,094)
Unrealized gain/loss on financial instruments	—	(3,298)	(3,298)
Cumulative translation adjustments	256	221,864	222,120

	(1,874,437)	(10,305,223)	(12,179,660)

Cash contributed related to spin-off	$395,563	$874,777	$1,270,340

The accompanying notes are an integral part of the financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, the Company also engages in the researching, developing, designing, manufacturing and selling of solid state lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products. In August 2011, the Company transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC SSL and TSMC Solar, respectively.

On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of December 31, 2012 and 2011, the Company had 33,341 and 30,113 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by corporate bonds, short-term commercial paper and government bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value due to their short term nature.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

The fair value of overseas publicly traded stock is determined using the closing prices at the end of the year.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. For equity securities, if the fair value subsequently increases, the increase in value is recorded in shareholders’ equity.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

The Company’s provision was originally set at 1% of the amount of outstanding receivables. On January 1, 2011, the Company adopted the third revision of Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement (SFAS No. 34).” One of the main revisions is that the impairment of receivables originated by the Company is subject to the provisions of SFAS No. 34. Accordingly, the Company evaluates for indication of impairment of accounts receivable based on an individual and collective basis at the end of each reporting period. When objective evidence indicates that the estimated future cash flow of accounts receivable decreases as a result of one or more events that occurred after the initial recognition of the accounts receivable, such accounts receivable are deemed to be impaired.

Because of the Company’s short average collection period, the amount of the impairment loss recognized is the difference between the carrying amount of accounts receivable and estimated future cash flows without considering the discounting effect. Changes in the carrying amount of the allowance account are recognized as bad debt expense which is recorded in the operating expenses - general and administrative. When accounts receivable are considered uncollectable, the amount is written off against the allowance account.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus. Cash dividends received from an investee shall reduce the carrying amount of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees over each of which the Company has control are deferred in proportion to the Company’s weighted-average ownership percentage in the investee which records gains or losses. In transactions between equity method investees over either or both of which the Company has no control, gains or losses on sales are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are deferred until they are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings - 10 to 20 years; machinery and equipment - 5 years; and office equipment - 3 to 5 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the year of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually, or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and patent and others. The amounts are amortized over the following periods: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 3 years; patent and others - the economic life or contract period. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery and equipment, research and development expenditures and personnel training expenditures are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.

Treasury Stock

Treasury stock represents the outstanding shares that the Company buys back from market, which is stated at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus - treasury stock transactions and to retained earnings for any remaining amount. While disposing of the treasury stock, the treasury stock shall be reversed, and if the disposal value is greater than the book value, the amount in excess of the book value shall be credited to additional paid-in capital - treasury stock.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and other allowances are recorded in the year the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Spin-off

For the Company’s organization realignment, when the Company contributes net assets, including cash, to the newly formed subsidiaries in exchange for all of the shares of those subsidiaries, the net assets transferred are reflected at their net book value without recognizing any gain or loss.

3.	ACCOUNTING CHANGES

On January 1, 2011, the Company prospectively adopted the newly revised SFAS No. 34, “Financial Instruments: Recognition and Measurement.” The main revisions include (1) finance lease receivables are now covered by SFAS No. 34; (2) the scope of the applicability of SFAS No. 34 to insurance contracts is amended; (3) loans and receivables originated by the Company are now covered by SFAS No. 34; (4) additional guidelines on impairment testing of financial assets carried at amortized cost when the debtor has financial difficulties and the terms of obligations have been modified; and (5) accounting treatment by a debtor for modifications in the terms of obligations. This accounting change did not have a significant effect on the Company’s financial statements as of and for the year ended December 31, 2011.

On January 1, 2011, the Company adopted the newly issued SFAS No. 41, “Operating Segments.” The statement requires identification and disclosure of operating segments on the basis of how the Company’s chief operating decision maker regularly reviews information in order to allocate resources and assess performance. This statement supersedes SFAS No. 20, “Segment Reporting” and it only changes the disclosure of segment reporting due to the adoption. The Company has conformed to the disclosure requirement and provided the operating segments disclosure in the consolidated financial statements.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2012	2011

Cash and deposits in banks	$105,873,048	$81,467,607
Repurchase agreements collateralized by corporate bonds	2,660,042	—
Repurchase agreements collateralized by short-term commercial paper	349,341	—
Repurchase agreements collateralized by government bonds	268,379	3,794,914

	$109,150,810	$85,262,521

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2012	2011

Trading financial assets

Forward exchange contracts	$37,877	$14,925
Cross currency swap contracts	947	—

	$38,824	$14,925

Trading financial liabilities

Forward exchange contracts	$3,572	$—
Cross currency swap contracts	2,702	—

	$6,274	$—

The Company entered into derivative contracts during the years ended December 31, 2012 and 2011 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

December 31, 2012

Sell NT$ /Buy EUR	January 2013	NT$9,417,062/EUR246,000

December 31, 2011

Sell EUR/Buy NT$	January 2012	EUR38,600/NT$1,528,206

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

December 31, 2012

January 2013	US$275,000/NT$7,986,190	0.14%-0.17%	—

For the years ended December 31, 2012 and 2011, a net loss on derivative financial instruments was NT$152,814 thousand and a net gain on derivative financial instruments was NT$801,195 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

Available-for-sale financial assets held by the Company are overseas publicly traded stock. For the year ended December 31, 2012, the Company recognized an impairment loss on available-for-sale financial assets of NT$2,677,529 thousand due to the significant decline in fair value.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2012	2011

Corporate bonds	$701,146	$1,403,427
Current portion	(701,146)	(701,136)

	$—	$702,291

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

	Years Ended December 31
	2012	2011

Balance, beginning of year	$485,120	$488,000
Write-off	(11,083)	(2,880)

Balance, end of year	$474,037	$485,120

Movements of the allowance for sales returns and others were as follows:

	Years Ended December 31
	2012	2011

Balance, beginning of year	$4,887,879	$7,341,444
Provision	6,825,851	3,226,594
Write-off	(5,980,992)	(5,680,159)

Balance, end of year	$5,732,738	$4,887,879

9.	INVENTORIES

	December 31
	2012	2011

Finished goods	$5,936,018	$3,250,637
Work in process	24,442,123	16,971,209
Raw materials	3,666,048	1,593,393
Supplies and spare parts	1,252,202	1,038,158

	$35,296,391	$22,853,397

Write-down of inventories to net realizable value in the amount of NT$1,341,041 thousand was included in the cost of sales for the year ended December 31, 2012. The reserve for inventory write-downs in the amount of NT$74,861 thousand was reversed in the cost of sales for the year ended December 31, 2011 when the related inventory items were scrapped or sold.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2012		2011
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership

TSMC Global Ltd. (TSMC Global)	$49,954,386	100	$44,071,845	100
TSMC Partners, Ltd. (TSMC Partners)	38,635,129	100	34,986,964	100
TSMC China Company Limited (TSMC China)	17,828,683	100	13,542,181	100
Vanguard International Semiconductor Corporation (VIS)	9,462,038	40	8,988,007	39
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	6,710,956	39	6,289,429	39
TSMC Solar	6,031,369	99	10,153,244	100
TSMC North America	3,209,288	100	2,981,639	100
TSMC SSL	2,411,212	95	1,746,893	100
Xintec Inc. (Xintec)	1,550,313	40	1,606,694	40
Global UniChip Corporation (GUC)	1,222,972	35	1,157,188	35
VentureTech Alliance Fund III, L.P. (VTAF III)	1,047,285	50	1,311,044	53
VentureTech Alliance Fund II, L.P. (VTAF II)	563,056	98	762,135	98
TSMC Europe B.V. (TSMC Europe)	235,761	100	205,171	100
Emerging Alliance Fund, L.P. (Emerging Alliance)	167,359	99	213,235	99
TSMC Japan Limited (TSMC Japan)	142,412	100	161,601	100
TSMC Guang Neng Investment, Ltd. (TSMC GN)	65,007	100	—	—
TSMC Korea Limited (TSMC Korea)	26,935	100	23,448	100

	$139,264,161		$128,200,718

In the second half year of 2011, the Company continually increased its investment in TSMC China for the amount of NT$6,759,300 thousand, and the Company has received the approval from the Investment Commission of Ministry of Economic Affairs.

To foster a stronger sense of corporate entrepreneurship and facilitate business specializations in order to strengthen overall profitability and operational efficiency, the Company transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC SSL and TSMC Solar, in August 2011. Furthermore, the Company adjusted its investment structure by transferring TSMC Lighting North America, Inc. (TSMC Lighting NA) to TSMC SSL and transferring Motech Industries Inc. (Motech), TSMC Solar Europe B.V. (TSMC Solar Europe), TSMC Solar North America, Inc. (TSMC Solar NA) and part of VTAF III to TSMC Solar. As of August 1, 2011, the net book values of the Company’s certain assets, liabilities and shareholders’ equity, including cash, contributed to TSMC SSL and TSMC Solar in exchange for all the shares of TSMC SSL and TSMC Solar amounted to NT$2,270,000 thousand and NT$11,180,000 thousand, respectively.

In January 2012, the Company invested NT$100,000 thousand and established a wholly-owned subsidiary, TSMC GN, which engages mainly in investment activities. In February 2012, the Company participated directly or through TSMC GN in the issuance of new shares by TSMC SSL and TSMC Solar for cash. As of December 31, 2012, the Company’s percentages of ownership in TSMC SSL and TSMC Solar were 95% and 99%, respectively.

For the years ended December 31, 2012 and 2011, equity in earnings of equity method investees was a net gain of NT$8,127,748 thousand and NT$3,778,083 thousand, respectively.

As of December 31, 2012 and 2011, the quoted market price of publicly traded stocks in unrestricted investments accounted for using the equity method (VIS and GUC) were NT$17,350,833 thousand and NT$11,273,200 thousand, respectively.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Years Ended December 31
	2012	2011

Balance, beginning of year	$275,584	$2,504,496
Amortizations	(172,492)	(721,482)
Effect of spin-off	—	(1,507,430)

Balance, end of year	$103,092	$275,584

Movements of the difference allocated to goodwill were as follows:

	Years Ended December 31
	2012	2011

Balance, beginning of year	$1,061,885	$1,415,565
Effect of spin-off	—	(353,680)

Balance, end of year	$1,061,885	$1,061,885

11.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2012	2011

Non-publicly traded stocks	$338,584	$338,584
Mutual funds	145,175	159,251

	$483,759	$497,835

12.	PROPERTY, PLANT AND EQUIPMENT

	Year Ended December 31, 2012
	Balance, Beginning of Year	Additions	Disposals	Reclassification	Balance, End of Year

Cost
Buildings	$149,495,478	$23,886,199	$(25,671)	$(11,074)	$173,344,932
Machinery and equipment	984,978,666	219,868,105	(1,649,440)	(436,234)	1,202,761,097
Office equipment	13,824,434	3,348,864	(489,814)	—	16,683,484

	1,148,298,578	$247,103,168	$(2,164,925)	$(447,308)	1,392,789,513

Accumulated depreciation
Buildings	90,274,267	$9,428,212	$(24,403)	$(164)	99,677,912
Machinery and equipment	704,885,017	111,325,894	(1,607,195)	(28,814)	814,574,902
Office equipment	9,581,513	1,617,053	(489,814)	—	10,708,752

	804,740,797	$122,371,159	$(2,121,412)	$(28,978)	924,961,566

Advance payments and construction in progress	110,815,752	$8,004,900	$(45,305)	$—	118,775,347

	$454,373,533				$586,603,294

	Year Ended December 31, 2011
	Balance, Beginning of Year	Additions	Disposals	Reclassification	Effect of Spin-off	Balance, End of Year

Cost
Buildings	$128,646,942	$22,343,302	$(36,929)	$(388)	$(1,457,449)	$149,495,478
Machinery and equipment	852,733,592	135,641,295	(2,079,115)	(17,225)	(1,299,881)	984,978,666
Office equipment	11,730,537	2,495,001	(362,032)	—	(39,072)	13,824,434

	993,111,071	$160,479,598	$(2,478,076)	$(17,613)	$(2,796,402)	1,148,298,578

Accumulated depreciation
Buildings	81,347,877	$8,966,377	$(14,293)	$(55)	$(25,639)	90,274,267
Machinery and equipment	616,495,207	90,613,430	(2,025,728)	(5,569)	(192,323)	704,885,017
Office equipment	8,762,361	1,184,310	(362,031)	—	(3,127)	9,581,513

	706,605,445	$100,764,117	$(2,402,052)	$(5,624)	$(221,089)	804,740,797

Advance payments and construction in progress	80,348,673	$35,453,130	$(3,259,587)	$—	$(1,726,464)	110,815,752

	$366,854,299					$454,373,533

No interest was capitalized during the years ended December 31, 2012 and 2011.

13.	DEFERRED CHARGES, NET

	Year Ended December 31, 2012
	Balance, Beginning of Year	Additions	Amortization	Reclassification	Balance, End of Year

Technology license fees	$1,617,310	$—	$(390,723)	$—	$1,226,587
Software and system design costs	2,316,571	1,772,958	(1,117,478)	(57,438)	2,914,613
Patent and others	785,363	411,943	(513,863)	57,438	740,881

	$4,719,244	$2,184,901	$(2,022,064)	$—	$4,882,081

	Year Ended December 31, 2011
	Balance, Beginning of Year	Additions	Amortization	Disposals	Effect of Spin-off	Balance, End of Year

Technology license fees	$2,277,832	$10,308	$(670,830)	$—	$—	$1,617,310
Software and system design costs	2,075,935	1,324,958	(1,064,884)	(46)	(19,392)	2,316,571
Patent and others	1,102,660	323,030	(416,630)	—	(223,697)	785,363

	$5,456,427	$1,658,296	$(2,152,344)	$(46)	$(243,089)	$4,719,244

14.	SHORT-TERM LOANS

	December 31
	2012	2011

Unsecured loans:
US$1,195,500 thousand, due in January 2013, and annual interest at 0.39%-0.58% in 2012; US$856,000 thousand, due by February 2012, and annual interest at 0.45%-1.00% in 2011	$34,714,929	$25,926,528

15.	BONDS PAYABLE

	December 31
	2012	2011

Domestic unsecured bonds:
Issued in September 2011 and repayable in September 2016, 1.40% interest payable annually	$10,500,000	$10,500,000
Issued in September 2011 and repayable in September 2018, 1.63% interest payable annually	7,500,000	7,500,000
Issued in January 2012 and repayable in January 2017, 1.29% interest payable annually	10,000,000	—
Issued in January 2012 and repayable in January 2019, 1.46% interest payable annually	7,000,000	—
Issued in August 2012 and repayable in August 2017, 1.28% interest payable annually	9,900,000	—
Issued in August 2012 and repayable in August 2019, 1.40% interest payable annually	9,000,000	—
Issued in September 2012 and repayable in September 2017, 1.28% interest payable annually	12,700,000	—
Issued in September 2012 and repayable in September 2019, 1.39% interest payable annually	9,000,000	—
Issued in October 2012 and repayable in October 2022, 1.53% interest payable annually	4,400,000	—
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	—	4,500,000

	80,000,000	22,500,000
Current portion	—	(4,500,000)

	$80,000,000	$18,000,000

With the approval from the Financial Supervisory Commission, the Company issued domestic unsecured bonds in the amount of NT$23,600,000 thousand in January 2013 and is expected to issue domestic unsecured bonds in the amount of NT$21,400,000 thousand in February 2013.

The provision of a loan guarantee to TSMC Global, a subsidiary of TSMC, for its issuance of unsecured corporate bonds for an amount not to exceed US$1,500,000 thousand had been approved in the meeting of the Board of Directors of TSMC held on February 5, 2013.

16.	PENSION PLANS

The pension mechanism under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts and recognized pension costs of NT$1,205,642 thousand and NT$1,119,717 thousand for the years ended December 31, 2012 and 2011, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan.

Due to the spin-off (Note 27), the Company transferred the pension fund and the accrued pension cost in the amount of NT$46,884 thousand and NT$60,583 thousand, respectively, to TSMC SSL and TSMC Solar in August 2011.

Pension information on the defined benefit plan is summarized as follows:

a.	Components of net periodic pension cost for the year

	2012	2011

Service cost	$125,895	$131,975
Interest cost	156,773	164,372
Projected return on plan assets	(61,664)	(67,051)
Amortization	62,694	73,306

Net periodic pension cost	$283,698	$302,602

b.	Reconciliation of funded status of the plans and accrued pension cost at December 31, 2012 and 2011

	2012	2011

Benefit obligation
Vested benefit obligation	$375,523	$280,629
Nonvested benefit obligation	5,971,564	5,356,405

Accumulated benefit obligation	6,347,087	5,637,034
Additional benefits based on future salaries	3,584,608	3,389,649

Projected benefit obligation	9,931,695	9,026,683
Fair value of plan assets	(3,264,786)	(3,039,871)

Funded status	6,666,909	5,986,812
Unrecognized net transition obligation	(65,429)	(73,599)
Prior service cost	138,133	145,259
Unrecognized net loss	(2,813,337)	(2,197,574)

Accrued pension cost	$3,926,276	$3,860,898

Vested benefit	$420,158	$312,213

	2012	2011

c. Actuarial assumptions at December 31, 2012 and 2011

Discount rate used in determining present values	1.75%	1.75%
Future salary increase rate	3.00%	3.00%
Expected rate of return on plan assets	2.00%	2.00%

d. Contributions to the Fund for the year	$214,782	$209,260

e. Payments from the Fund for the year	$26,119	$7,339

17.	INCOME TAX

a.	A reconciliation of income tax expense based on “income before income tax” at the statutory rates and income tax currently payable was as follows:

	Years Ended December 31
	2012	2011

Income tax expense based on “income before income tax” at statutory rate (17%)	$31,217,091	$24,600,334
Tax effect of the following:
Tax-exempt income	(8,360,834)	(13,231,821)
Temporary and permanent differences	(2,852,308)	(1,429,188)
Additional income tax under the Alternative Minimum Tax Act	—	286,827
Additional tax at 10% on unappropriated earnings	4,186,013	6,259,344
Income tax credits used	(9,580,742)	(6,259,344)

Income tax currently payable	$14,609,220	$10,226,152

b.	Income tax expense consisted of the following:

	Years Ended December 31
	2012	2011

Income tax currently payable	$14,609,220	$10,226,152
Income tax adjustments on prior years	48,609	464,078
Other income tax adjustments	194,660	309,361
Net change in deferred income tax assets
Investment tax credits	7,067,886	1,795,254
Temporary differences	81,752	27,284
Valuation allowance	(4,530,981)	(2,314,671)
Effect of spin-off	—	(893)

Income tax expense	$17,471,146	$10,506,565

c.	Deferred income tax assets consisted of the following:

	December 31
	2012	2011
Current deferred income tax assets
Investment tax credits	$6,179,000	$4,892,158
Temporary differences
Allowance for sales returns and others	687,929	488,788
Unrealized loss on inventories	359,823	—
Unrealized loss on financial instruments, net	224,694	308,929
Others	277,018	89,669

	$7,728,464	$5,779,544

Noncurrent deferred income tax assets
Investment tax credits	$6,933,074	$15,287,802
Temporary differences
Depreciation	819,231	2,044,680
Others	299,752	227,433
Valuation allowance	(5,807,110)	(10,338,091)

	$2,244,947	$7,221,824

Effective in May 2010, the Article 5 of the Income Tax Law of the Republic of China was amended, in which the income tax rate of profit-seeking enterprises would be reduced from 20% to 17%. The last amended income tax rate of 17% is retroactively applied on January 1, 2010.

Under the Article 10 of the Statute for Industrial Innovation (SII), effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that year. This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

Under the Income Basic Tax Act amended in August 2012, the standard deduction and the tax rate of Alternative Minimum Tax were amended from NT$1,000 thousand to be NT$500 thousand and from 10% to 12%, respectively. The amended Income Basic Tax Act is effective on January 1, 2013.

The Company has evaluated the impact from above amendments and adjusted the deferred tax assets with the resulting differences recorded as income tax expense for the year ended December 31, 2012. In addition, the Company evaluated the effect of Alternative Minimum Tax and the applicable year of the profits generated from projects exempt from income tax for a five-year period. As the Company plans to apply the tax-exempt income in later years, income tax payable is anticipated to increase and the Company will utilize available investment tax credits as an offset against income taxes. Since more investment tax credits can be utilized, valuation allowance has been adjusted down accordingly.

d.	Integrated income tax information:

The balance of the imputation credit account as of December 31, 2012 and 2011 was NT$8,130,060 thousand and NT$4,003,228 thousand, respectively.

The estimated and actual creditable ratios for distribution of earnings of 2012 and 2011 were 7.92% and 6.69%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of December 31, 2012, investment tax credits consisted of the following:

Law/Statute	Item	Total Creditable Amount	Remaining Creditable Amount	Expiry Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$6,503,176	$916,499	2013
		7,006,655	7,006,655	2014
		482,351	482,351	2015

		$13,992,182	$8,405,505

Statute for Upgrading Industries	Research and development expenditures	$1,148,374	$—	2012
		4,706,569	4,706,569	2013

		$5,854,943	$4,706,569

Statute for Upgrading Industries	Personnel training expenditures	$17,391	$—	2012

Statute for Industrial Innovation	Research and development expenditures	$2,828,300	$—	2012

g.	The profits generated from the following projects are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2004	2008 to 2012
Construction and expansion of 2005	2010 to 2014
Construction and expansion of 2006	2011 to 2015

h.	The tax authorities have examined income tax returns of the Company through 2009. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

18.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2012
	Classified as Cost of Sales	Classified as Operating Expenses	Total
Labor cost
Salary and bonus	$27,681,298	$19,198,385	$46,879,683
Labor and health insurance	1,509,487	920,024	2,429,511
Pension	946,117	543,174	1,489,291
Meal	678,279	293,917	972,196
Welfare	259,656	153,907	413,563
Others	36,051	57,676	93,727

	$31,110,888	$21,167,083	$52,277,971

Depreciation	$111,929,312	$10,441,847	$122,371,159

Amortization	$1,273,689	$748,375	$2,022,064

	Year Ended December 31, 2011
	Classified as Cost of Sales	Classified as Operating Expenses	Total
Labor cost
Salary and bonus	$23,511,116	$16,780,285	$40,291,401
Labor and health insurance	1,225,757	713,298	1,939,055
Pension	899,039	523,178	1,422,217
Meal	640,257	273,002	913,259
Welfare	230,762	137,019	367,781
Others	294,010	143,151	437,161

	$26,800,941	$18,569,933	$45,370,874

Depreciation	$93,898,048	$6,858,236	$100,756,284

Amortization	$1,407,787	$744,557	$2,152,344

19.	SHAREHOLDERS’ EQUITY

As of December 31, 2012, 1,091,468 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,457,339 thousand (one ADS represents five common shares).

Capital surplus can be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose. However, according to the revised Company Law, effective January 2012, the aforementioned capital surplus generated from donations and the excess of the issuance price over the par value of capital stock can also be used to distribute cash in proportion to original shareholders’ holding.

Capital surplus consisted of the following:

	December 31
	2012	2011

Additional paid-in capital	$23,934,607	$23,774,250
From merger	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847
From long-term investments	505,790	374,695
Donations	55	55

	$56,137,809	$55,846,357

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:

a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and profit sharing to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The Company accrued profit sharing to employees based on certain percentage of net income during the year, which amounted to NT$11,115,240 thousand and NT$8,990,026 thousand for the years ended December 31 2012 and 2011, respectively. Bonuses to directors were expensed based on estimated amount of payment. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

According to the revised Company Law, effective January 2012, the appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments, unrealized loss on financial instruments and net loss not recognized as pension cost, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2011 and 2010 had been approved in the shareholders’ meetings held on June 12, 2012 and June 9, 2011, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2011	For Fiscal Year 2010	For Fiscal Year 2011	For Fiscal Year 2010

Legal capital reserve	$13,420,128	$16,160,501
Special capital reserve	1,172,350	5,120,827
Cash dividends to shareholders	77,748,668	77,730,236	$3.00	$3.00

	$92,341,146	$99,011,564

The Company’s profit sharing to employees and bonus to directors in the amounts of NT$8,990,026 thousand and NT$62,324 thousand in cash for 2011, respectively, and profit sharing to employees and bonus to directors in the amounts of NT$10,908,338 thousand and NT$51,131 thousand in cash for 2010, respectively, had been approved in the shareholders’ meeting held on June 12, 2012 and June 9, 2011, respectively. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 14, 2012 and February 15, 2011 and same amount had been charged against earnings of 2011 and 2010, respectively.

The appropriations of earnings for 2012 had been resolved in the meeting of the Board of Directors held on February 5, 2013. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
	For Fiscal Year 2012	For Fiscal Year 2012

Legal capital reserve	$16,615,880
Special capital reserve	(4,820,483)
Cash dividends to shareholders	77,773,307	$3.00

	$89,568,704

The Board of Directors also resolved to appropriate profit sharing to employees and bonus to directors in the amounts of NT$11,115,240 thousand and NT$71,351 thousand in cash for 2012, respectively. There is no significant difference between the aforementioned resolved amounts and the amounts charged against earnings of 2012.

The appropriations of earnings, profit sharing to employees and bonus to directors for 2012 are to be resolved in the shareholders’ meeting held on June 11, 2013 (expected).

The information about the appropriations of profit sharing to employees and bonus to directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

20.	STOCK-BASED COMPENSATION PLANS

The Company’s Employee Stock Option Plans, consisting of the 2004 Plan, 2003 Plan and 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercised. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TWSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of December 31, 2012.

Information about outstanding options for the years ended December 31, 2012 and 2011 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Year ended December 31, 2012

Balance, beginning of year	14,293	$31.4
Options exercised	(8,213)	29.5
Options canceled	(135)	34.6

Balance, end of year	5,945	34.6

Year ended December 31, 2011

Balance, beginning of year	21,437	$31.4
Options exercised	(7,144)	30.5

Balance, end of year	14,293	32.1

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings in accordance with the plans.

As of December 31, 2012, information about outstanding options was as follows:

	Options Outstanding
Range of Exercise Price (NT$)	Number of Options (In Thousands)	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NT$)

$20.2-$28.3	3,362	0.4	$25.9
38.0-50.1	2,583	2.0	45.8

	5,945	1.1	34.6

As of December 31, 2012, all of the above outstanding options were exercisable.

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2012 and 2011. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the valuation assumptions at the various grant dates and pro forma results of the Company for the years ended December 31, 2012 and 2011 would have been as follows:

Valuation assumptions:
Expected dividend yield	1.00%-3.44%
Expected volatility	43.77%-46.15%
Risk free interest rate	3.07%-3.85%
Expected life	5 years

	Years Ended December 31
	2012	2011
Net income:
Net income as reported	$166,158,802	$134,201,279
Pro forma net income	165,986,009	134,146,490

Earnings per share (EPS) - after income tax (NT$):
Basic EPS as reported	$6.41	$5.18
Pro forma basic EPS	6.40	5.18
Diluted EPS as reported	6.41	5.18
Pro forma diluted EPS	6.40	5.17

21.	TREASURY STOCK

	(Shares in Thousands)
Purpose of Treasury Stock	Number of Shares, Beginning of Year	Addition	Retirement	Number of Shares, End of Year

Year ended December 31, 2011

Shareholders executed the appraisal right	—	1,000	(1,000)	—

In August 2011, at the option of the shareholders of the Company, certain shareholders requested the Company to buy back their shares pursuant to the Company Law, which shares were subsequently retired in November 2011.

22.	EARNINGS PER SHARE

EPS is computed as follows:

	Amounts (Numerator)		Number of Shares (Denominator) (In Thousands)	EPS (NT$)
	Before Income Tax	After Income Tax		Before Income Tax	After Income Tax
Year ended December 31, 2012

Basic EPS
Earnings available to common shareholders	$183,629,948	$166,158,802	25,920,735	$7.08	$6.41

Effect of dilutive potential common shares	—	—	7,201

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$183,629,948	$166,158,802	25,927,936	$7.08	$6.41

Year ended December 31, 2011

Basic EPS
Earnings available to common shareholders	$144,707,844	$134,201,279	25,914,076	$5.58	$5.18

Effect of dilutive potential common shares	—	—	10,606

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$144,707,844	$134,201,279	25,924,682	$5.58	$5.18

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

23.	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	December 31
	2012		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets

Financial assets at fair value through profit or loss	$38,824	$38,824	$14,925	$14,925
Available-for-sale financial assets	1,845,052	1,845,052	2,617,134	2,617,134
Held-to-maturity financial assets	701,146	708,973	1,403,427	1,426,474
Financial assets carried at cost	483,759	—	497,835	—

Liabilities

Financial liabilities at fair value through profit or loss	6,274	6,274	—	—
Bonds payable (including current portion)	80,000,000	80,343,413	22,500,000	22,597,115
Other long-term payables (including current portion)	113,000	113,000	—	—

b.	Methods and assumptions used in the estimation of fair values of financial instruments

1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.

c.	Valuation gains/losses arising from changes in fair value of derivatives contracts determined using valuation techniques were recognized as net gains of NT$32,550 thousand and NT$14,925 thousand for the years ended December 31, 2012 and 2011, respectively.

d.	As of December 31, 2012 and 2011, financial assets exposed to fair value interest rate risk were NT$739,970 thousand and NT$1,418,352 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$114,721,203 thousand and NT$48,426,528 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the years ended December 31, 2012 and 2011 were as follows:

	Year Ended December 31, 2012
	From Available- for-sale Financial Assets	Equity- method Investments	Total

Balance, beginning of year	$(1,508,301)	$335,446	$(1,172,855)
Recognized directly in shareholders’ equity	(132,176)	7,147,829	7,015,653
Removed from shareholders’ equity and recognized in earnings	2,130,523	—	2,130,523

Balance, end of year	$490,046	$7,483,275	$7,973,321

	Year Ended December 31, 2011
	From Available- for-sale Financial Assets	Equity- method Investments	Total

Balance, beginning of year	$(395,306)	$504,595	$109,289
Recognized directly in shareholders’ equity	(1,077,844)	(165,851)	(1,243,695)
Removed from shareholders’ equity and recognized in earnings	(35,151)	—	(35,151)
Effect of spin-off	—	(3,298)	(3,298)

Balance, end of year	$(1,508,301)	$335,446	$(1,172,855)

f.	Information about financial risks

1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the market exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities and overseas publicly traded stock; therefore, the fluctuations in market interest rates and market prices will result in changes in fair values of these debt securities and the fluctuations in market prices will result in changes in fair values of overseas publicly traded stock.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-parties or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)	Liquidity risk. The Company has sufficient operating capital and bank facilities to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

24.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	Subsidiaries

TSMC China

TSMC Solar

TSMC Europe

TSMC Global

TSMC Japan

TSMC North America

b.	Investees

Xintec (holding a controlling financial interest)

VIS (accounted for using the equity method)

GUC (accounted for using the equity method)

SSMC (accounted for using the equity method)

c.	Indirect subsidiaries

TSMC Design Technology Canada, Inc. (TSMC Canada)

TSMC Technology, Inc. (TSMC Technology)

WaferTech, LLC (WaferTech)

d.	Indirect investees

VisEra Technology Company, Ltd. (VisEra) (accounted for using the equity method)

e.	Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.

Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2012		2011
	Amount	%	Amount	%

For the year

Sales
TSMC North America	$326,768,469	64	$234,902,043	56
Others	4,567,656	1	3,882,801	1

	$331,336,125	65	$238,784,844	57

	2012		2011
	Amount	%	Amount	%

Purchases
TSMC China	$15,708,447	26	$10,392,189	21
WaferTech	8,026,114	14	7,305,879	15
VIS	4,475,674	8	5,577,762	12
SSMC	3,638,633	6	3,949,176	8
Others	—	—	124,673	—

	$31,848,868	54	$27,349,679	56

Manufacturing expenses
Xintec (outsourcing and rent)	$180,768	—	$260,250	—
VisEra (outsourcing)	14,586	—	14,588	—
VIS (rent)	—	—	5,902	—
Others	230	—	—	—

	$195,584	—	$280,740	—

Research and development expenses
TSMC Technology (primarily consulting fee)	$713,323	2	$534,804	2
TSMC Canada (primarily consulting fee)	206,894	1	192,616	1
TSMC Europe (primarily consulting fee)	49,763	—	45,489	—
VIS (rent)	—	—	1,984	—
Others	18,373	—	30,605	—

	$988,353	3	$805,498	3

Marketing expenses - commission
TSMC Europe	$345,906	14	$357,582	15
TSMC Japan	277,374	12	284,644	12
TSMC China	72,373	3	64,907	3
Others	20,643	1	22,049	1

	$716,296	30	$729,182	31

Sales of property, plant and equipment and other assets
TSMC China	$46,941	51	$2,885,847	86
VIS	14,531	16	36,008	1
VisEra	9,000	10	—	—
Others	10	—	73,133	2

	$70,482	77	$2,994,988	89

Purchases of property, plant and equipment and other assets
TSMC China	$216,084	—	$70,491	—
GUC	47,051	—	1,812	—
TSMC Solar	14,448	—	—	—
VIS	—	—	45,473	—
Others	1,224	—	—	—

	$278,807	—	$117,776	—

	2012		2011
	Amount	%	Amount	%

Non-operating income and gains
VIS (primarily technical service income)	$261,780	2	$227,024	3
SSMC (primarily technical service income)	221,210	2	193,781	3
TSMC China (primarily technical service income and gains on disposal of property, plant and equipment)	984	—	96,050	1
Others	14,746	—	11,211	—

	$498,720	4	$528,066	7

Non-operating expenses and losses
TSMC China (losses on disposal of property, plant and equipment)	$18,699	—	$—	—
Xintec (settlement loss)	—	—	19,686	1
Others	132	—	—	—

	$18,831	—	$19,686	1

As of December 31

Receivables
TSMC North America	$40,748,905	99	$24,661,104	99
Others	238,539	1	116,430	1

	$40,987,444	100	$24,777,534	100

Other receivables
VIS	$122,893	45	$87,507	46
TSMC North America	88,827	32	23,887	13
SSMC	56,799	21	34,260	18
TSMC China	2,686	1	23,688	13
WaferTech	1,594	1	14,196	8
Others	2,164	—	4,490	2

	$274,963	100	$188,028	100

Payables
TSMC China	$1,616,342	50	$946,826	32
WaferTech	580,064	18	420,459	14
VIS	364,790	11	987,937	33
SSMC	351,389	11	336,037	11
Others	317,757	10	301,323	10

	$3,230,342	100	$2,992,582	100

Deferred credits (other assets)
TSMC China	$17,271	2	$(1,493)	—
VIS	(7,806)	(1)	—	—
VisEra	948	—	—	—
Others	8	—	—	—

	$10,421	1	$(1,493)	—

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company leased certain buildings, facilities, and machinery and equipment from Xintec. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under manufacturing expenses. The lease expired in June 2011.

The Company leased certain office space and facilities from VIS. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under research and development expenses and manufacturing expenses. The lease expired in April 2011.

The Company deferred the disposal gains/losses (classified under other assets and deferred credits) derived from sales of property, plant and equipment and other assets to TSMC China, VIS, VisEra and others, and then recognized such gains/losses (classified under non-operating gains and losses) over the depreciable lives of the disposed assets.

The Company borrowed funds from related parties (classified under other payables to related parties). Additional disclosures consisted of the following:

	Year Ended December 31, 2012
Financing Name	Maximum Balance (In Thousands)		Ending Balance	Interest Rate	Interest Expense	Interest Payable

TSMC Global		$5,807,600	$—	0.3911%	$4,870	$—

	(US$	200,000)

	Year Ended December 31, 2011
Financing Name	Maximum Balance (In Thousands)		Ending Balance	Interest Rate	Interest Expense	Interest Payable

TSMC Global		$24,684,000	$—	0.3544%	$22,293	$—

	(US$	850,000)

Compensation of directors and management personnel:

	Years Ended December 31
	2012	2011

Salaries, incentives and special compensation	$757,984	$654,972
Bonus	538,077	445,681

	$1,296,061	$1,100,653

The information about the compensation of directors and management personnel is available in the annual report for the shareholders’ meeting. Total compensation expense for the year ended December 31, 2012 includes estimated profit sharing to employees and bonus to directors of the Company that relate to 2012 but will be paid in the following year. The actual amount will be finalized and approved upon the resolution of the shareholders’ meeting in 2013. The total compensation for the year ended December 31, 2011 included the bonuses appropriated from earnings of 2011 which was approved by the shareholders’ meeting held in 2012.

25.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from March 2013 to July 2032 and can be renewed upon expiration.

As of December 31, 2012, future lease payments were as follows:

Year	Amount

2013	$485,963
2014	468,143
2015	457,694
2016	447,531
2017	409,829
2018 and thereafter	3,655,825

$5,924,985

26.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of December 31, 2012, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity if the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

c.	In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has acquired the above mentioned common shares in July 2010, which are recorded within available for sale financial assets, and obtained the subsequent cash settlement income in accordance with the agreement.

d.	In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single case in the U.S. District Court for the Eastern District of Texas. The outcome cannot be determined at this time.

e.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of allegedly infringing several U.S. patents. The outcome cannot be determined at this time.

f.	The Company joined the Customer Co-Investment Program of ASML Holding N.V. (ASML) and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity in October 2012. Both parties also signed the research and development funding agreement and the Company will provide EUR277,000 thousand to ASML’s research and development programs from 2013 to 2017.

27.	SPIN-OFF BUSINESS INFORMATION

To foster a stronger sense of corporate entrepreneurship and facilitate business specializations in order to strengthen overall profitability and operational efficiency, the Company transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC SSL and TSMC Solar, on August 1, 2011. As of August 1, 2011, the net book values transferred to TSMC SSL and TSMC Solar amounted to NT$2,270,000 thousand and NT$11,180,000 thousand, respectively.

The book values of transferred assets and liabilities were as follows:

	TSMC SSL	TSMC Solar	Total

Current assets	$431,613	$893,584	$1,325,197
Long-term investments	2,872	7,912,710	7,915,582
Property, plant and equipment	1,929,563	2,372,214	4,301,777
Other assets	234,696	201,677	436,373
Current liabilities	(292,728)	(337,439)	(630,167)
Other liabilities	(36,272)	(25,218)	(61,490)
Capital surplus	—	(56,094)	(56,094)
Unrealized gain/loss on financial instruments	—	(3,298)	(3,298)
Cumulative translation adjustments	256	221,864	222,120

	$2,270,000	$11,180,000	$13,450,000

28.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	December 31
	2012		2011
	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)

Financial assets

Monetary items
USD	$2,255,391	29.038	$1,566,212	30.288
EUR	117,136	38.39	124,425	39.27
JPY	35,290,837	0.3352	33,073,336	0.3897
Non-monetary items
HKD	492,014	3.75	671,060	3.90
Investments accounted for using equity method
USD	3,445,339	29.038	2,983,866	30.288
EUR	6,141	38.39	5,225	39.27
JPY	424,858	0.3352	414,680	0.3897
RMB	3,838,265	4.66	2,823,953	4.81

Financial liabilities

Monetary items
USD	2,171,316	29.038	1,626,129	30.288
EUR	245,237	38.39	106,931	39.27
JPY	43,052,403	0.3352	34,942,421	0.3897

Note:	Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

29.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 2 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Names, locations, and related information of investees over which the Company exercises significant influence: Please see Table 7 attached;

j.	Information about derivatives of investees over which the Company has a controlling interest:

Do not meet the criteria for hedge accounting

1)	TSMC China

TSMC China entered into forward exchange contracts during the year ended December 31, 2012 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of December 31, 2012 consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

Sell US$/Buy RMB	January 2013	US$20,000/RMB124,735

For the year ended December 31, 2012, net losses arising from forward exchange contracts of TSMC China amounted to NT$5,068 thousand.

2)	Xintec

Xintec entered into forward exchange contracts during the year ended December 31, 2012 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of December 31, 2012 consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

Sell US$/Buy NT$	January 2013 to March 2013	US$13,700/NT$398,239

For the year ended December 31, 2012, net gains arising from forward exchange contracts of Xintec amounted to NT$19,339 thousand.

3)	TSMC Partners

TSMC Partners entered into forward exchange contracts during the year ended December 31, 2012 to manage exposures due to foreign exchange rate fluctuations. No forward exchange contract was outstanding as of December 31, 2012.

For the year ended December 31, 2012, net losses arising from forward exchange contracts of TSMC Partners amounted to NT$62,282 thousand.

4)	TSMC Solar

TSMC Solar entered into derivative contracts during the year ended December 31, 2012 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of December 31, 2012 consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

Sell NT$/Buy US$	January 2013	NT$457,394/US$15,800
Sell NT$/Buy JPY	January 2013	NT$22,055/JPY65,000

Outstanding cross currency swap contracts as of December 31, 2012 consisted of the following:

Maturity Date	Contract Amount (In Thousands)		Range of Interest Rates Paid	Range of Interest Rates Received

January 2013	NT$	1,025,039/US$35,280	—	0.06%

For the year ended December 31, 2012, net losses arising from derivative financial instruments of TSMC Solar amounted to NT$37,824 thousand.

5)	TSMC SSL

TSMC SSL entered into derivative contracts during the year ended December 31, 2012 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of December 31, 2012 consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

Sell NT$/Buy US$	January 2013	NT$	133,009/US$4,600
Sell NT$/Buy JPY	January 2013	NT$	22,055/JPY65,000

Outstanding cross currency swap contracts as of December 31, 2012 consisted of the following:

Maturity Date	Contract Amount (In Thousands)		Range of Interest Rates Paid	Range of Interest Rates Received

January 2013	NT$	58,100/US$2,000	—	0.06%

For the year ended December 31, 2012, net losses arising from derivative financial instruments of TSMC SSL amounted to NT$13,882 thousand.

Meet the criteria for hedge accounting

1)	Xintec

Xintec monitors and manages the financial risk through the analysis of business environment and evaluation of entity’s financial risks. Further, Xintec seeks to reduce the effects of future cash flow related interest rate exposures by primarily using derivative financial instruments.

Xintec is exposed to interest rate risk because its long-term bank loans bear floating interest rates. Accordingly, Xintec enters into interest rate swap contract to hedge such a cash flow interest rate risk. The interest rate swap contract of Xintec was due in August 2012.

For the year ended December 31, 2012, the adjustment to shareholder’s equity amounted to a net gain of NT$5 thousand for the above Xintec’s interest rate swap contract. The amount removed from shareholder’s equity and recognized as a loss amounted to NT$227 thousand.

2)	TSMC Global

TSMC Global monitors and manages the financial risk through the analysis of business environment and evaluation of entity’s financial risks. Further, TSMC Global seeks to reduce the effects of future cash flow related exchange rate exposures by primarily using derivative financial instruments.

TSMC Global entered into forward exchange contracts to hedge cash flow risk arising from foreign exchange rate fluctuations of an expected equity transaction. The forward exchange contracts of TSMC Global were due in October 2012.

For the year ended December 31, 2012, the adjustment to shareholder’s equity amounted to a net gain of NT$8,833 thousand for the above TSMC Global’s forward exchange contracts.

k.	Information on investment in Mainland China

1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 8 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Note 24.

30.	OPERATING SEGMENTS INFORMATION

The Company has provided the operating segments disclosure in the consolidated financial statements.

31.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors and authorized for issue on February 5, 2013.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Investees

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter- party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousands) (Note 4)		Ending Balance (US$ in Thousands) (Note 4)		Amount Actually Drawn (US$ in Thousands)		Interest Rate	Nature for Financing	Transaction	Reason for	Allowance for Bad	Collateral		Financing Limits for Each Borrowing	Financing Company’s Total Financing Amount Limits
												Amounts	Financing	Debt	Item	Value	Company	(Note 3)

1	TSMC Partners	TSMC China	Other receivables from related parties	$ (US$	7,259,500 250,000)	$ (US$	3,774,940 130,000)	$ (US$	3,774,940 130,000)	0.25%-0.26%	The need for short-term financing	$—	Purchase equipment	$—	—	$—	$38,635,609 (Note 1)	$38,635,609
		TSMC Solar	Other receivables from related parties	(US$	1,161,520 40,000)		—		—	—	The need for short-term financing	—	Operating capital	—	—	—	15,454,244 (Note 1)	38,635,609
		TSMC SSL	Other receivables from related parties	(US$	871,140 30,000)		—		—	—	The need for short-term financing	—	Operating capital	—	—	—	15,454,244 (Note 1)	38,635,609

2	TSMC Development	TSMC Solar	Other receivables from related parties	(US$	2,323,040 80,000)	(US$	2,323,040 80,000)	(US$	1,495,457 51,500)	0.21%-0.23%	The need for short-term financing	—	Operating capital	—	—	—	5,322,907 (Notes 1 and 5)	13,307,266 (Note 5)
		TSMC SSL	Other receivables from related parties	(US$	2,613,420 90,000)	(US$	2,613,420 90,000)	(US$	203,266 7,000)	0.24%	The need for short-term financing	—	Operating capital	—	—	—	5,322,907 (Notes 1 and 5)	13,307,266 (Note 5)

3	TSMC Global	TSMC	Other receivables from related parties	(US$	5,807,600 200,000)		—		—	—	The need for short-term financing	—	Support the parent company’s short-term operation requirement	—	—	—	49,954,386 (Note 2)	49,954,386

Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners and TSMC Development, respectively. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. TSMC or offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions. The restriction of thirty percent (30%) of the borrower’s net worth will not apply to subsidiaries whose voting shares are 90% or more owned, directly or indirectly, by TSMC. However, financing limits for those subsidiaries shall be no more than forty percent (40%) of the lender’s net worth.
Note 2:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Global. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. TSMC or offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions.
Note 3:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners, TSMC Development and TSMC Global, respectively.
Note 4:	The maximum balance for the period and ending balance represents the amounts approved by Board of Directors.
Note 5:	The amount was determined based on the audited financial statements in accordance with local accounting principles.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES HELD

DECEMBER 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				December 31, 2012
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)	Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)	Note

TSMC	Corporate bond
	Nan Ya Plastics Corporation	—	Held-to-maturity financial assets	—	$549,881	N/A	$557,900
	China Steel Corporation	—	”	—	151,265	N/A	151,073

	Stock
	Semiconductor Manufacturing International Corporation	—	Available-for-sale financial assets	1,277,958	1,845,502	4	1,845,052
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	49,954,386	100	49,954,386
	TSMC Partners	Subsidiary	”	988,268	38,635,129	100	38,635,609
	VIS	Investee accounted for using equity method	”	628,223	9,462,038	40	12,658,703
	SSMC	Investee accounted for using equity method	”	314	6,710,956	39	6,496,972
	TSMC Solar	Subsidiary	”	1,118,000	6,031,369	99	6,008,087
	TSMC North America	Subsidiary	”	11,000	3,209,288	100	3,209,288
	TSMC SSL	Subsidiary	”	430,400	2,411,212	95	2,411,212
	Xintec	Investee with a controlling financial interest	”	94,950	1,550,313	40	1,550,313
	GUC	Investee accounted for using equity method	”	46,688	1,222,972	35	4,692,130
	TSMC Europe	Subsidiary	”	—	235,761	100	253,761
	TSMC Japan	Subsidiary	”	6	142,412	100	142,412
	TSMC Korea	Subsidiary	”	80	26,935	100	26,935
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	19,300	193,584	10	390,210
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500	105,000	7	341,742
	W.K. Technology Fund IV	—	”	4,000	40,000	2	34,221

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	89,916	12	89,916
	Crimson Asia Capital	—	”	—	55,259	1	55,259

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—	17,828,683	100	17,886,314
	VTAF III	Subsidiary	”	—	1,047,285	50	1,025,275
	VTAF II	Subsidiary	”	—	563,056	98	556,869
	Emerging Alliance	Subsidiary	”	—	167,359	99	167,359
	TSMC GN	Subsidiary	”	—	65,007	100	65,007

TSMC Solar	Stock
	Motech	Investee accounted for using equity method	Investments accounted for using equity method	87,480	2,998,413	20	2,761,393
	TSMC Solar Europe	Subsidiary	”	—	175,016	100	175,016
	TSMC Solar NA	Subsidiary	”	1	44,037	100	44,037

	Capital
	VTAF III	Investee accounted for using equity method	Investments accounted for using equity method	—	1,322,024	49	1,322,024

(Continued)

				December 31, 2012
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)		Note

TSMC SSL	Stock
	TSMC Lighting NA	Subsidiary	Investments accounted for using equity method	1		$2,864	100		$2,864

TSMC GN	Stock
	TSMC Solar	Investee accounted for using equity method	Investments accounted for using equity method	4,294		23,076	—		23,076
	TSMC SSL	Investee accounted for using equity method	”	3,420		19,157	1		19,157

TSMC Partners	Stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	—	US$	604,367	100	US$	604,367
	VisEra Holding Company	Investee accounted for using equity method	”	43,000	US$	104,540	49	US$	104,540
	TSMC Technology	Subsidiary	”	—	US$	11,721	100	US$	11,721
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	”	14,153	US$	10,479	97	US$	10,479
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	”	787	US$	7,805	97	US$	7,805
	TSMC Canada	Subsidiary	”	2,300	US$	4,589	100	US$	4,589
	Mcube Inc.	Investee accounted for using equity method	”	6,333		—	25		—

	Fund
	Shanghai Walden Venture Capital Enterprise	—	Financial assets carried at cost	—	US$	5,000	6	US$	5,000

TSMC North America	Stock
	Spansion Inc.	—	Available-for-sale financial assets	270	US$	3,753	—	US$	3,753

TSMC Development	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,637	US$	262,053	100	US$	262,053

Emerging Alliance	Common stock
	Audience, Inc.	—	Available-for-sale financial assets	32	US$	335	—	US$	335
	Global Investment Holding Inc.	—	Financial assets carried at cost	11,124	US$	3,065	6	US$	3,065
	RichWave Technology Corp.	—	”	4,074	US$	1,545	10	US$	1,545

	Preferred stock
	Next IO, Inc.	—	Financial assets carried at cost	8	US$	500	—	US$	500
	QST Holdings, LLC	—	”	—	US$	142	4	US$	142

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	7		—

VTAF II	Common stock
	Audience, Inc.	—	Available-for-sale financial assets	203	US$	2,107	1	US$	2,107
	Sentelic	—	Financial assets carried at cost	1,806	US$	2,607	9	US$	2,607
	Aether Systems, Inc.	—	”	1,800	US$	1,701	23	US$	1,701
	RichWave Technology Corp.	—	”	1,267	US$	1,036	3	US$	1,036

(Continued)

				December 31, 2012
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)		Note

VTAF II	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	—	”	4,556	US$	4,316	2	US$	4,316
	Cresta Technology Corporation	—	”	92	US$	28	—	US$	28
	Impinj, Inc.	—	”	711	US$	1,100	—	US$	1,100
	Next IO, Inc.	—	”	179	US$	1,219	1	US$	1,219
	QST Holdings, LLC	—	”	—	US$	593	13	US$	593

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	31		—

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,643	US$	2,120	58	US$	2,120
	InvenSense, Inc.	—	Available-for-sale financial assets	93	US$	1,037	—	US$	1,037
	Accton Wireless Broadband Corp.	—	Financial assets carried at cost	2,249	US$	315	6	US$	315

	Preferred stock
	BridgeLux, Inc.	—	Financial assets carried at cost	7,522	US$	9,379	3	US$	9,379
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	”	4,147	US$	4,841	4	US$	4,841
	Powervation, Ltd.	—	”	509	US$	7,938	16	US$	7,938
	Stion Corp.	—	”	8,152	US$	45,467	15	US$	45,467
	Tilera, Inc.	—	”	3,890	US$	3,025	2	US$	3,025
	Validity Sensors, Inc.	—	”	11,192	US$	4,197	4	US$	4,197

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	368	100	US$	368
	VTA Holdings	Subsidiary	”	—		—	62		—

ISDF	Common stock
	Integrated Memory Logic, Inc.	—	Available-for-sale financial assets	1,402	US$	4,322	2	US$	4,322
	Memsic, Inc.	—	”	1,286	US$	4,294	5	US$	4,294

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230	US$	497	2	US$	497

ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,072	US$	3,581	4	US$	3,581
	Alchip Technologies Limited	—	Financial assets carried at cost	7,520	US$	3,664	14	US$	3,664
	Sonics, Inc.	—	”	278	US$	10	3	US$	10
	Goyatek Technology, Corp.	—	”	745	US$	163	6	US$	163
	Auden Technology MFG. Co., Ltd.	—	”	1,035	US$	220	3	US$	220

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	264	US$	455	3	US$	455

(Continued)

				December 31, 2012
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)		Note

Xintec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		$—	3		$—

TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Subsidiary	Investments accounted for using equity method	—	EUR	4,469	100	EUR	4,469

TSMC Global	Stock
	ASML	—	Available-for-sale financial assets	20,993	US$	1,334,501	5	US$	1,334,501

	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	50	US$	50	N/A	US$	50

	Corporate bond
	Aust + Nz Banking Group	—	Held-to-maturity financial assets	20,000	US$	19,999	N/A	US$	20,033
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	25,006
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	25,043
	Deutsche Bank AG London	—	”	20,000	US$	19,999	N/A	US$	20,007
	JP Morgan Chase + Co.	—	”	35,000	US$	35,006	N/A	US$	34,956
	Westpac Banking Corp.	—	”	25,000	US$	25,000	N/A	US$	25,013

(Concluded)

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC	Corporate bond
	Nan Ya Plastics Corporation	Held-to-maturity financial assets	—	—	—		$1,099,629	—		$—	—		$550,000		$550,000		$—	—		$549,881
	China Steel Corporation	”	—	—	—		303,798	—		—	—		150,000		150,000		—	—		151,265

	Stock
	Semiconductor Manufacturing International Corporation	Available-for-sale financial assets	—	—	1,789,493		2,617,134	—		—	511,535		612,834		502,200		110,634	1,277,958		1,845,052
	TSMC SSL	Investments accounted for using equity method	—	Subsidiary	227,000		1,746,893	203,400		2,034,000	—		—		—		—	430,400		2,411,212

	Capital
	TSMC GN	Investments accounted for using equity method	—	Subsidiary	—		—	—		100,000	—		—		—		—	—		65,007

TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	Held-to-maturity financial assets	—	—	—	US$	20,012	—		—	—	US$	20,000	US$	20,000		—	—		—
	General Elec Cap Corp. Mtn	”	—	—	—	US$	20,059	—		—	—	US$	20,000	US$	20,000		—	—		—

VTAF II	Preferred stock
	Power Analog Microelectronics	Financial assets carried at cost	—	—	7,330	US$	3,482	—		—	7,330	US$	3,345	US$	3,482	US$	(137)	—		—

VTAF III	Stock
	InvenSense, Inc.	Available-for-sale financial assets	—	—	796	US$	7,932	—		—	703	US$	7,460	US$	861	US$	6,599	93	US$	1,037

TSMC Global	Stock
	ASML	Available-for-sale financial assets	—	—	—		—	20,993	US$	1,085,474	—		—		—		—	20,993	US$	1,334,501

	Government bond
	Societe De Financement De Lec	Held-to-maturity financial assets	—	—	15,000	US$	15,000	—		—	15,000	US$	15,000	US$	15,000		—	—		—

	Corporate bond
	Nationwide Building Society-UK Government Guarantee	Held-to-maturity financial assets	—	—	8,000	US$	8,000	—		—	8,000	US$	8,000	US$	8,000		—	—		—
	Westpac Banking Corp. 12/12 Frn	”	—	—	5,000	US$	5,000	—		—	5,000	US$	5,000	US$	5,000		—	—		—

ISDF	Common stock
	Integrated Memory Logic, Inc.	Available-for-sale financial assets	—	—	2,161	US$	6,289	127		—	886	US$	3,152	US$	207	US$	2,945	1,402	US$	4,322

TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Investments accounted for using equity method	—	Subsidiary	—	EUR	5,103	—	EUR	2,500	—		—		—		—	—	EUR	4,469

Note:	The ending balance includes the amortization of premium/discount on bonds investments, translation adjustments, equity in earnings/losses of equity method investees and other adjustments to long-term investments accounted for using equity method.

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Investees

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE YEAR ENDED DECEMBER 31, 2012

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab	February 7, 2012 to December 27, 2012	$249,912	By the construction progress	MandarTech Interiors Inc.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 7, 2012 to December 27, 2012	219,807	By the construction progress	I Domain Industrial Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 13, 2012 to December 28, 2012	5,015,656	By the construction progress	Da Cin Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 13, 2012 to December 27, 2012	1,766,332	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	March 19, 2012 to December 27, 2012	2,958,930	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	March 19, 2012 to July 27, 2012	185,115	By the construction progress	Toko Steel Structure Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	May 28, 2012 to November 27, 2012	320,705	By the construction progress	Tasa Construction Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	August 28, 2012 to December 26, 2012	131,678	By the construction progress	Shiny G&M Associated Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Land	November 21, 2012	963,600	By the contract	Miaoli County Government	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Investees

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (US$ in Thousands)		% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance (US$ in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales		$326,768,469	64	Net 30 days after invoice date	—	—		$40,748,905	72
	GUC	Investee accounted for using equity method	Sales		4,370,617	1	Net 30 days after monthly closing	—	—		238,380	—
	VIS	Investee accounted for using equity method	Sales		177,331	—	Net 30 days after monthly closing	—	—		—	—
	TSMC China	Subsidiary	Purchases		15,708,447	26	Net 30 days after monthly closing	—	—		(1,616,342)	10
	WaferTech	Indirect subsidiary	Purchases		8,026,114	14	Net 30 days after monthly closing	—	—		(580,064)	3
	VIS	Investee accounted for using equity method	Purchases		4,475,674	8	Net 30 days after monthly closing	—	—		(364,790)	2
	SSMC	Investee accounted for using equity method	Purchases		3,638,633	6	Net 30 days after monthly closing	—	—		(351,389)	2

TSMC North America	GUC	Investee accounted for using equity method by TSMC	Sales	(US$	509,890 17,238)	—	Net 30 days after invoice date	—	—	(US$	35,032 1,206)	—
	Mcube Inc.	Investee accounted for using equity method by TSMC	Sales	(US$	249,375 8,431)	—	Net 60 days after invoice date	—	—	(US$	80,212 2,762)	—

Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales		1,261,163	40	Net 30 days after monthly closing	—	—		215,403	50

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Investees

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (US$ in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$40,837,732	37	$15,905,710	—	$17,191,890	$—
	GUC	Investee accounted for using equity method		238,380	15	—	—	—	—
	VIS	Investee accounted for using equity method		122,893	(Note 2)	—	—	—	—

TSMC Partners	TSMC China	The same parent company		3,793,421	(Note 2)	—	—	—	—
			(US$	130,636)

TSMC Development	TSMC Solar	The same parent company		1,496,194	(Note 2)	—	—	—	—
			(US$	51,525)
	TSMC SSL	The same parent company		203,277	(Note 2)	—	—	—	—
			(US$	7,000)

Xintec	OmniVision	Parent company of director (represented for Xintec)		215,403	66	—	—	—	—

TSMC Technology	TSMC	Parent company		117,283	(Note 2)	—	—	—	—
			(US$	4,039)

WaferTech	TSMC	Parent company		580,064	16	—	—	—	—
			(US$	19,976)

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Investees

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

DECEMBER 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2012			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2012 (Foreign Currencies in Thousands)	December 31, 2011 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$49,954,386	$469,933	$469,933	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	38,635,129	5,088,931	5,088,451	Subsidiary
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	18,939,667	18,939,667	—	100	17,828,683	4,757,121	4,740,524	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,232,288	13,232,288	628,223	40	9,462,038	2,329,808	770,379	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	6,710,956	4,721,908	1,831,634	Investee accounted for using equity method

	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	11,180,000	11,180,000	1,118,000	99	6,031,369	(4,037,825)	(4,044,944)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	3,209,288	312,232	312,232	Subsidiary
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	4,304,000	2,270,000	430,400	95	2,411,212	(1,466,733)	(1,397,589)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	1,357,890	94,950	40	1,550,313	(91,177)	(49,604)	Investee with a controlling financial interest
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,222,972	612,369	209,312	Investee accounted for using equity method
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,896,914	2,074,155	—	50	1,047,285	(177,152)	122,852	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	704,447	949,267	—	98	563,056	62,349	61,102	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	—	100	235,761	34,931	34,931	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	852,258	892,855	—	99	167,359	(2,940)	(2,925)	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	142,412	3,786	3,786	Subsidiary
	TSMC GN	Taipei, Taiwan	Investment activities	100,000	—	—	100	65,007	(24,928)	(24,928)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	26,935	2,602	2,602	Subsidiary

TSMC Solar	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	6,228,661	6,228,661	87,480	20	2,998,413	(5,037,203)	Note 2	Investee accounted for using equity method
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,801,918	1,795,131	—	49	1,322,024	(177,152)	Note 2	Investee accounted for using equity method
	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business	504,107	411,032	—	100	175,016	(119,668)	Note 2	Subsidiary
	TSMC Solar NA	Delaware, U.S.A.	Selling and marketing of solar related products	205,772	147,686	1	100	44,037	(65,268)	Note 2	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2012				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2012 (Foreign Currencies in Thousands)		December 31, 2011 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC SSL	TSMC Lighting NA	Delaware, U.S.A.	Selling and marketing of solid state lighting related products		$3,133		$3,133	1	100		$2,864		$(7)	Note 2	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	—	100	US$	604,367	US$	144,333	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	104,540	US$	30,091	Note 2	Investee accounted for using equity method
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	—	100	US$	11,721	US$	1,106	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	14,153	US$	14,153	14,153	97	US$	10,479	US$	(121)	Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	787	US$	787	787	97	US$	7,805	US$	2,493	Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	4,589	US$	422	Note 2	Subsidiary
	Mcube Inc.	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	1,800	US$	1,800	6,333	25		—	US$	(12,599)	Note 2	Investee accounted for using equity method

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	280,000	US$	280,000	293,637	100	US$	262,053	US$	142,551	Note 2	Subsidiary

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	5,212	US$	3,937	15,643	58	US$	2,120	US$	(1,422)	Note 2	Subsidiary
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,830	US$	1,830	—	100	US$	368	US$	(141)	Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	62		—		—	Note 2	Subsidiary

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—	Note 2	Subsidiary

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—	Note 2	Subsidiary

TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	EUR	12,400	EUR	9,900	—	100	EUR	4,469	EUR	(3,133)	Note 2	Subsidiary

TSMC GN	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products		$42,945		$—	4,294	—		$23,076		$(4,037,825)	Note 2	Investee accounted for using equity method
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems		34,266		—	3,420	1		19,157		(1,466,733)	Note 2	Investee accounted for using equity method

Note 1:	Equity in earnings/losses of investees includes the effect of unrealized gross profit from affiliates.
Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/losses of the investor company.

(Concluded)

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Investees

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE YEAR ENDED DECEMBER 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Foreign Currencies in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2012 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2012 (US$ in Thousands)		Percentage of Ownership	Equity in the Earnings (Losses)	Carrying Value as of December 31, 2012 (US$ in Thousands)		Accumulated Inward Remittance of Earnings as of December 31, 2012
							Outflow	Inflow

TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ (RMB	18,939,667 4,502,080)	(Note 1)	$ (US$	18,939,667 596,000)	$—	$—	$ (US$	18,939,667 596,000)	100%	$4,740,524 (Note 3)		$17,828,683	$—

Shanghai Walden Venture Capital Enterprise	Investing in new start-up technology companies	(US$	2,324,062 78,791)	(Note 2)	(US$	147,485 5,000)	—	—	(US$	147,485 5,000)	6%	(Note 4)	(US$	145,190 5,000)	—

Accumulated Investment in Mainland China as of December 31, 2012 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment (US$ in Thousands)

$ (US$	19,087,152 601,000)	$ (US$	19,087,152 601,000)	$ (US$	19,087,152 601,000)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China.
Note 2:	TSMC indirectly invested in China company through third region, TSMC Partners.
Note 3:	Amount was recognized based on the audited financial statements.
Note 4:	TSMC Partners invested in financial assets carried at cost, equity in the earnings from which was not recognized.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries Consolidated Financial Statements for the Years Ended December 31, 2012 and 2011 and Independent Auditors’ Report

REPRESENTATION LETTER

The entities that are required to be included in the combined financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the year ended December 31, 2012, under the Criteria Governing the Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises are the same as those included in the consolidated financial statements prepared in conformity with the Statement of Financial Accounting Standards No. 7, “Consolidated Financial Statements.” In addition, the information required to be disclosed in the combined financial statements is included in the consolidated financial statements. Consequently, Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries do not prepare a separate set of combined financial statements.

Very truly yours,

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By	/s/ Morris Chang
MORRIS CHANG
Chairman

February 5, 2013

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2012 and 2011, and the results of their consolidated operations and their consolidated cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

February 5, 2013

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Par Value)

	2012		2011
ASSETS	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$143,410,588	15	$143,472,277	19
Financial assets at fair value through profit or loss (Notes 2, 5 and 26)	39,554	—	15,360	—
Available-for-sale financial assets (Notes 2, 6 and 26)	2,410,635	—	3,308,770	—
Held-to-maturity financial assets (Notes 2, 7 and 26)	5,056,973	1	3,825,680	1
Receivables from related parties (Notes 3 and 27)	353,811	—	185,764	—
Notes and accounts receivable (Note 3)	58,257,798	6	46,321,240	6
Allowance for doubtful receivables (Notes 2, 3 and 8)	(480,212)	—	(490,952)	—
Allowance for sales returns and others (Notes 2 and 8)	(6,038,003)	(1)	(5,068,263)	(1)
Other receivables from related parties (Notes 3 and 27)	185,550	—	122,292	—
Other financial assets (Note 28)	473,833	—	617,142	—
Inventories (Notes 2 and 9)	37,830,498	4	24,840,582	3
Deferred income tax assets (Notes 2 and 20)	8,001,202	1	5,936,490	1
Prepaid expenses and other current assets	2,786,408	—	2,174,014	—

Total current assets	252,288,635	26	225,260,396	29

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 12 and 26)
Investments accounted for using equity method	23,430,020	3	24,900,332	3
Available-for-sale financial assets	38,751,245	4	—	—
Held-to-maturity financial assets	—	—	5,243,167	1
Financial assets carried at cost	3,605,077	—	4,315,005	1

Total long-term investments	65,786,342	7	34,458,504	5

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 13 and 27)
Cost
Land and land improvements	1,527,124	—	1,541,128	—
Buildings	197,314,677	21	172,872,550	22
Machinery and equipment	1,279,167,719	134	1,057,588,736	137
Office equipment	19,973,722	2	16,969,266	2
Leased assets	766,732	—	791,480	—

	1,498,749,974	157	1,249,763,160	161
Accumulated depreciation	(1,000,284,504)	(105)	(876,252,220)	(113)
Advance payments and construction in progress	119,063,976	13	116,863,976	15

Net property, plant and equipment	617,529,446	65	490,374,916	63

INTANGIBLE ASSETS
Goodwill (Note 2)	5,523,707	1	5,693,999	1
Deferred charges, net (Notes 2 and 14)	5,435,862	—	5,167,564	—

Total intangible assets	10,959,569	1	10,861,563	1

OTHER ASSETS
Deferred income tax assets, net (Notes 2 and 20)	4,776,015	1	7,436,717	1
Refundable deposits (Note 27)	2,426,712	—	4,518,863	1
Others (Notes 2 and 27)	1,267,886	—	1,353,983	—

Total other assets	8,470,613	1	13,309,563	2

TOTAL	$955,034,605	100	$774,264,942	100

	2012		2011
LIABILITIES AND SHAREHOLDERS’ EQUITY	Amount	%	Amount	%

CURRENT LIABILITIES
Short-term loans (Note 15)	$34,714,929	4	$25,926,528	3
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 26)	15,625	—	13,742	—
Hedging derivative financial liabilities (Notes 2, 11 and 26)	—	—	232	—
Accounts payable	14,490,429	1	10,530,487	1
Payables to related parties (Note 27)	748,613	—	1,328,521	—
Income tax payable (Notes 2 and 20)	15,635,594	2	10,656,124	1
Salary and bonus payable	7,535,296	1	6,148,499	1
Accrued profit sharing to employees and bonus to directors and supervisors (Notes 2 and 22)	11,186,591	1	9,081,293	1
Payables to contractors and equipment suppliers	44,831,798	5	35,540,526	5
Accrued expenses and other current liabilities (Notes 13, 18, 26 and 30)	13,148,944	1	13,218,235	2
Current portion of bonds payable and long-term bank loans (Notes 16, 17 and 26)	128,125	—	4,562,500	1

Total current liabilities	142,435,944	15	117,006,687	15

LONG-TERM LIABILITIES
Bonds payable (Notes 16 and 26)	80,000,000	9	18,000,000	3
Long-term bank loans (Notes 17, 26 and 28)	1,359,375	—	1,587,500	—
Other long-term payables (Notes 18, 26 and 30)	54,000	—	—	—
Obligations under capital leases (Notes 2, 13 and 26)	748,115	—	870,993	—

Total long-term liabilities	82,161,490	9	20,458,493	3

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 19)	3,979,541	—	3,908,508	—
Guarantee deposits	203,890	—	443,983	—
Others (Note 27)	500,041	—	403,720	—

Total other liabilities	4,683,472	—	4,756,211	—

Total liabilities	229,280,906	24	142,221,391	18

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock - NT$10 par value (Note 22)
Authorized: 28,050,000 thousand shares
Issued: 25,924,435 thousand shares in 2012
25,916,222 thousand shares in 2011	259,244,357	27	259,162,226	33

Capital surplus (Notes 2 and 22)	56,137,809	6	55,846,357	7

Retained earnings (Note 22)
Appropriated as legal capital reserve	115,820,123	12	102,399,995	13
Appropriated as special capital reserve	7,606,224	1	6,433,874	1
Unappropriated earnings	287,174,942	30	213,357,286	28

	410,601,289	43	322,191,155	42

Others
Cumulative translation adjustments (Note 2)	(10,753,763)	(1)	(6,433,369)	(1)
Net loss not recognized as pension cost (Note 2)	(5,299)	—	—	—
Unrealized gain/loss on financial instruments (Notes 2, 11 and 26)	7,973,321	1	(1,172,855)	—

	(2,785,741)	—	(7,606,224)	(1)

Equity attributable to shareholders of the parent	723,197,714	76	629,593,514	81

MINORITY INTERESTS (Note 2)	2,555,985	—	2,450,037	1

Total shareholders’ equity	725,753,699	76	632,043,551	82

TOTAL	$955,034,605	100	$774,264,942	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2012		2011
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 27)	$513,435,603		$430,490,500

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	7,187,023		3,409,855

NET SALES (Note 34)	506,248,580	100	427,080,645	100

COST OF SALES (Notes 9, 21 and 27)	262,628,681	52	232,937,388	55

GROSS PROFIT BEFORE AFFILIATES ELIMINATION	243,619,899	48	194,143,257	45

UNREALIZED GROSS PROFIT FROM AFFILIATES (Note 2)	(25,029)	—	(74,029)	—

GROSS PROFIT	243,594,870	48	194,069,228	45

OPERATING EXPENSES (Notes 21 and 27)
Research and development	40,402,138	8	33,829,880	8
General and administrative	17,638,088	3	14,164,114	3
Marketing	4,497,451	1	4,517,816	1

Total operating expenses	62,537,677	12	52,511,810	12

INCOME FROM OPERATIONS (Note 34)	181,057,193	36	141,557,418	33

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Notes 2 and 10)	2,028,611	1	897,611	—
Interest income	1,645,036	—	1,479,514	1
Settlement income (Note 30)	883,845	—	947,340	—
Foreign exchange gain, net (Note 2)	582,498	—	—	—
Gain on settlement and disposal of financial assets, net (Notes 2 and 26)	541,089	—	233,214	—
Technical service income (Note 27)	496,654	—	407,089	—
Valuation gain on financial instruments, net (Notes 2, 5 and 26)	—	—	507,432	—
Others (Notes 2 and 27)	604,304	—	886,327	—

Total non-operating income and gains	6,782,037	1	5,358,527	1

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2012		2011
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Impairment of financial assets (Notes 2, 6, 10, 12 and 26)	$4,231,602	1	$265,515	—
Interest expense	1,020,422	—	626,725	—
Impairment loss on idle assets (Note 2)	444,505	—	98,009	—
Loss on disposal of property, plant and equipment (Note 2)	31,816	—	200,673	—
Foreign exchange loss, net (Note 2)	—	—	185,555	—
Others (Notes 2, 5 and 26)	556,909	—	391,791	—

Total non-operating expenses and losses	6,285,254	1	1,768,268	—

INCOME BEFORE INCOME TAX	181,553,976	36	145,147,677	34

INCOME TAX EXPENSE (Notes 2 and 20)	15,590,287	3	10,694,417	3

NET INCOME	$165,963,689	33	$134,453,260	31

ATTRIBUTABLE TO:
Shareholders of the parent	$166,158,802	33	$134,201,279	31
Minority interests	(195,113)	—	251,981	—

	$165,963,689	33	$134,453,260	31

	2012		2011
	Income Attributable to Shareholders of the Parent		Income Attributable to Shareholders of the Parent
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (NT$, Note 25)
Basic earnings per share	$7.01	$6.41	$5.59	$5.18

Diluted earnings per share	$7.01	$6.41	$5.59	$5.18

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent

	Capital Stock - Common Stock			Retained Earnings
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total

BALANCE, JANUARY 1, 2011	25,910,078	$259,100,787	$55,698,434	$86,239,494	$1,313,047	$178,227,030	$265,779,571

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	16,160,501	—	(16,160,501)	—
Special capital reserve	—	—	—	—	5,120,827	(5,120,827)	—
Cash dividends to shareholders - NT$3.00 per share	—	—	—	—	—	(77,730,236)	(77,730,236)
Net income in 2011	—	—	—	—	—	134,201,279	134,201,279
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	59,898	—	—	—	—
Translation adjustments	—	—	—	—	—	—	—
Issuance of stock from exercising employee stock options	7,144	71,439	146,258	—	—	—	—
Net changes of valuation gain/loss on available-for-sale financial assets	—	—	—	—	—	—	—
Net change in shareholders’ equity from equity method investees	—	—	(56,094)	—	—	—	—
Net change in unrealized gain/loss on hedging derivative financial instruments	—	—	—	—	—	—	—
Acquisition of treasury stock - shareholders executed the appraisal right	—	—	—	—	—	—	—
Retirement of treasury stock	(1,000)	(10,000)	(2,139)	—	—	(59,459)	(59,459)
Decrease in minority interests	—	—	—	—	—	—	—
Effect of changes in consolidated entities	—	—	—	—	—	—	—

BALANCE, DECEMBER 31, 2011	25,916,222	259,162,226	55,846,357	102,399,995	6,433,874	213,357,286	322,191,155

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	13,420,128	—	(13,420,128)	—
Special capital reserve	—	—	—	—	1,172,350	(1,172,350)	—
Cash dividends to shareholders - NT$3.00 per share	—	—	—	—	—	(77,748,668)	(77,748,668)
Net income in 2012	—	—	—	—	—	166,158,802	166,158,802
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	128,595	—	—	—	—
Translation adjustments	—	—	—	—	—	—	—
Net loss not recognized as pension cost	—	—	—	—	—	—	—
Issuance of stock from exercising employee stock options	8,213	82,131	160,357	—	—	—	—
Stock option compensation cost	—	—	2,500	—	—	—	—
Net changes of valuation gain/loss on available-for-sale financial assets	—	—	—	—	—	—	—
Net change in shareholders’ equity from equity method investees	—	—	—	—	—	—	—
Net change in unrealized gain/loss on hedging derivative financial instruments	—	—	—	—	—	—	—
Increase in minority interests	—	—	—	—	—	—	—

BALANCE, DECEMBER 31, 2012	25,924,435	$259,244,357	$56,137,809	$115,820,123	$7,606,224	$287,174,942	$410,601,289

	Equity Attributable to Shareholders of the Parent
	Others
	Cumulative Translation Adjustments	Net Loss Not Recognized as Pension Cost	Unrealized Gain/Loss on Financial Instruments				Total Shareholders’ Equity
				Treasury Stock	Total	Minority Interests

BALANCE, JANUARY 1, 2011	$(6,543,163)	$—	$109,289	$—	$574,144,918	$4,559,487	$578,704,405

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	—	—	—	—
Special capital reserve	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$3.00 per share	—	—	—	—	(77,730,236)	—	(77,730,236)
Net income in 2011	—	—	—	—	134,201,279	251,981	134,453,260
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	—	—	59,898	1,152	61,050
Translation adjustments	109,794	—	—	—	109,794	7,587	117,381
Issuance of stock from exercising employee stock options	—	—	—	—	217,697	—	217,697
Net changes of valuation gain/loss on available-for-sale financial assets	—	—	(1,241,249)	—	(1,241,249)	(3,325)	(1,244,574)
Net change in shareholders’ equity from equity method investees	—	—	(41,133)	—	(97,227)	—	(97,227)
Net change in unrealized gain/loss on hedging derivative financial instruments	—	—	238	—	238	344	582
Acquisition of treasury stock - shareholders executed the appraisal right	—	—	—	(71,598)	(71,598)	—	(71,598)
Retirement of treasury stock	—	—	—	71,598	—	—	—
Decrease in minority interests	—	—	—	—	—	(379,334)	(379,334)
Effect of changes in consolidated entities	—	—	—	—	—	(1,987,855)	(1,987,855)

BALANCE, DECEMBER 31, 2011	(6,433,369)	—	(1,172,855)	—	629,593,514	2,450,037	632,043,551

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	—	—	—	—
Special capital reserve	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$3.00 per share	—	—	—	—	(77,748,668)	—	(77,748,668)
Net income in 2012	—	—	—	—	166,158,802	(195,113)	165,963,689
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	—	—	128,595	(38,233)	90,362
Translation adjustments	(4,320,394)	—	—	—	(4,320,394)	52,900	(4,267,494)
Net loss not recognized as pension cost	—	(4,416)	—	—	(4,416)	—	(4,416)
Issuance of stock from exercising employee stock options	—	—	—	—	242,488	—	242,488
Stock option compensation cost	—	—	—	—	2,500	3,719	6,219
Net changes of valuation gain/loss on available-for-sale financial assets	—	—	9,128,633	—	9,128,633	(3,664)	9,124,969
Net change in shareholders’ equity from equity method investees	—	(883)	17,450	—	16,567	—	16,567
Net change in unrealized gain/loss on hedging derivative financial instruments	—	—	93	—	93	139	232
Increase in minority interests	—	—	—	—	—	286,200	286,200

BALANCE, DECEMBER 31, 2012	$(10,753,763)	$(5,299)	$7,973,321	$—	$723,197,714	$2,555,985	$725,753,699

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$166,158,802	$134,201,279
Net income (loss) attributable to minority interests	(195,113)	251,981
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	131,349,289	107,681,521
Unrealized gross profit from affiliates	25,029	74,029
Amortization of premium/discount of financial assets	4,850	24,711
Stock option compensation cost	6,219	—
Impairment loss of financial assets	4,231,602	265,515
Gain on disposal of available-for-sale financial assets, net	(399,598)	(212,442)
Gain on disposal of financial assets carried at cost, net	(141,491)	(20,772)
Equity in earnings of equity method investees, net	(2,028,611)	(897,611)
Cash dividends received from equity method investees	2,088,472	2,848,141
Gain on disposal of property, plant and equipment and other assets, net	(103)	(3,286)
Settlement income from receiving equity securities	(886)	(158,779)
Impairment loss on idle assets	444,505	98,009
Deferred income tax	573,234	(491,122)
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(22,311)	(13,734)
Receivables from related parties	(168,047)	123,265
Notes and accounts receivable	(11,936,558)	3,627,110
Allowance for doubtful receivables	(10,633)	(12,844)
Allowance for sales returns and others	975,853	(2,478,001)
Other receivables from related parties	(63,258)	2,294
Other financial assets	122,322	376,342
Inventories	(12,989,916)	2,611,297
Prepaid expenses and other current assets	(626,405)	(403,762)
Accounts payable	1,395,907	(1,968,820)
Payables to related parties	(605,182)	462,578
Income tax payable	4,979,470	3,490,268
Salary and bonus payable	1,386,797	(275,565)
Accrued profit sharing to employees and bonus to directors and supervisors	2,105,298	(1,925,594)
Accrued expenses and other current liabilities	2,337,647	212,128
Accrued pension cost	66,617	98,915

Net cash provided by operating activities	289,063,801	247,587,051

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

	2012	2011

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	$(246,137,361)	$(213,962,521)
Available-for-sale financial assets	(31,525,876)	(35,088,394)
Held-to-maturity financial assets	—	(584,280)
Financial assets carried at cost	(56,512)	(403,908)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	964,367	59,305,023
Held-to-maturity financial assets	2,711,440	4,789,000
Financial assets carried at cost	353,656	226,226
Property, plant and equipment and other assets	157,484	698,055
Increase in deferred charges	(1,782,299)	(1,715,892)
Decrease in refundable deposits	2,092,151	4,149,543
Decrease in other assets	26,688	63,723

Net cash used in investing activities	(273,196,262)	(182,523,425)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	8,788,401	(5,287,416)
Cash dividends	(77,748,668)	(77,730,236)
Proceeds from long-term bank loans	50,000	2,250,000
Repayment of long-term bank loans	(212,500)	(1,142,968)
Proceeds from issuance of bonds	62,000,000	18,000,000
Repayment of bonds	(4,500,000)	—
Decrease in obligations under capital leases	(108,863)	—
Decrease in other long-term payables	(2,367,866)	(3,633,052)
Decrease in guarantee deposits	(240,093)	(342,242)
Proceeds from exercise of employee stock options	242,488	217,697
Acquisition of treasury stock	—	(71,598)
Increase (decrease) in minority interests	286,200	(118,226)

Net cash used in financing activities	(13,810,901)	(67,858,041)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,056,638	(2,794,415)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(2,118,327)	(147,682)

EFFECT OF CHANGES IN CONSOLIDATED ENTITIES	—	(1,472,581)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	143,472,277	147,886,955

CASH AND CASH EQUIVALENTS, END OF YEAR	$143,410,588	$143,472,277

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

	2012	2011

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$736,607	$540,611
Capitalized interest	(6,442)	(9,093)

Interest paid (excluding capitalized interest)	$730,165	$531,518

Income tax paid	$11,312,039	$7,677,085

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$257,689,153	$207,175,565
Decrease (increase) in payables to contractors and equipment suppliers	(11,551,723)	6,846,682
Nonmonetary exchange trade-out price	(69)	(3,164)
Increase in other liabilities	—	(56,562)

Cash paid	$246,137,361	$213,962,521

Disposal of property, plant and equipment and other assets	$157,553	$543,219
Decrease in other financial assets	—	158,000
Nonmonetary exchange trade-out price	(69)	(3,164)

Cash received	$157,484	$698,055

Acquisition of deferred charges	$2,253,722	$1,715,892
Increase in accounts payable	(303,584)	—
Increase in payables to related parties	(25,274)	—
Increase in other long-term payables	(142,565)	—

Cash paid	$1,782,299	$1,715,892

NON-CASH INVESTING AND FINANCING ACTIVITIES
Idle assets reclassified from property, plant and equipment	$444,505	$98,009

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$913,485	$3,399,855

Current portion of bonds payable	$—	$4,500,000

Current portion of long-term bank loans	$128,125	$62,500

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, TSMC also engages in the researching, developing, designing, manufacturing and selling of solid state lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products. In August 2011, TSMC transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC Solid State Lighting Ltd. (TSMC SSL) and TSMC Solar Ltd. (TSMC Solar), respectively.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of December 31, 2012 and 2011, TSMC and its subsidiaries had 39,267 and 35,457 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of Ownership December 31
Name of Investor	Name of Investee	2012	2011	Remark

TSMC	TSMC North America	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	100%	100%	—
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	—
	TSMC Korea Limited (TSMC Korea)	100%	100%	—
	TSMC Europe B.V. (TSMC Europe)	100%	100%	—
	TSMC Global, Ltd. (TSMC Global)	100%	100%	—
	TSMC China Company Limited (TSMC China)	100%	100%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	50%	53%	(Note 1)
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	—
	Global Unichip Corporation (GUC)	(Note 2)	(Note 2)	—
	Xintec Inc. (Xintec)	40%	40%	TSMC obtained three out of five director positions and has a controlling interest in Xintec
	TSMC SSL	95%	100%	Established in August 2011 TSMC and TSMC GN aggregately have a controlling interest of 96% in TSMC SSL
	TSMC Solar	99%	100%	Established in August 2011 TSMC and TSMC GN aggregately have a controlling interest of 99% in TSMC Solar
	TSMC Guang Neng Investment, Ltd. (TSMC GN)	100%	—	Established in January 2012

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	100%	—
	TSMC Technology, Inc. (TSMC Technology)	100%	100%	—
	TSMC Development, Inc. (TSMC Development)	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	97%	—
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	97%	—

TSMC Development	WaferTech, LLC (WaferTech)	100%	100%	—

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	58%	57%	—
	Growth Fund Limited (Growth Fund)	100%	100%	—

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	100%	100%	—

GUC	Global Unichip Corp.-NA (GUC-NA)	(Note 2)	(Note 2)	—
	Global Unichip Japan Co., Ltd. (GUC-Japan)	(Note 2)	(Note 2)	—
	Global Unichip Europe B.V. (GUC-Europe)	(Note 2)	(Note 2)	—
	Global Unichip (BVI) Corp. (GUC-BVI)	(Note 2)	(Note 2)	—

(Continued)

		Percentage of Ownership December 31
Name of Investor	Name of Investee	2012	2011	Remark

GUC-BVI	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	(Note 2)	(Note 2)	—

TSMC SSL	TSMC Lighting North America, Inc. (TSMC Lighting NA)	100%	100%	(Note 1)

TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	100%	100%	(Note 1)
	TSMC Solar Europe B.V. (TSMC Solar Europe)	100%	100%	(Note 1)
	VentureTech Alliance Fund III, L.P. (VTAF III)	49%	46%	(Note 1)

TSMC Solar Europe	TSMC Solar Europe GmbH	100%	100%	(Note 1)

(Concluded)

Note 1:	In August 2011, TSMC adjusted its investment structure by transferring TSMC Lighting NA to TSMC SSL and transferring TSMC Solar Europe, TSMC Solar NA and part of VTAF III to TSMC Solar.
Note 2:	Since July 2011, TSMC is no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, GUC and its subsidiaries are no longer consolidated and are accounted for using the equity method.

The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of December 31, 2012:

Since July 2011, TSMC is no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, GUC and its subsidiaries are no longer consolidated and are accounted for using the equity method.

TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing or customer service, engineering and technical supporting activities. TSMC Partners is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global, TSMC Development and TSMC GN are engaged in investing activities. TSMC China is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II and Growth Fund are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. Xintec is engaged in the provision of wafer packaging service. TSMC SSL is engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems. TSMC Lighting NA is engaged in selling and marketing of solid state lighting related products. TSMC Solar is engaged in researching, developing, designing, manufacturing and selling renewable energy and energy saving related technologies and products. TSMC Solar NA is engaged in selling and marketing of solar related products. TSMC Solar Europe is engaged in investing activities of solar related business. TSMC Solar Europe GmbH is engaged in the selling and customer service of solar cell modules and related products. Mutual-Pak is engaged in the manufacturing and selling of electronic parts and researching, developing and testing of RFID.

TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company.”

Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.

Foreign-currency Transactions and Translation of Foreign-currency Financial Statements

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities - spot rates at year-end; shareholders’ equity - historical rates; income and expenses - average rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by corporate bonds, short-term commercial paper and government bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value due to their short term nature.

Financial Assets/Liabilities at Fair Value through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Money market funds - net asset values at the end of the year; and publicly traded stocks - closing prices at the end of the year.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. For equity securities, if the fair value subsequently increases, the increase in value is recorded in shareholders’ equity.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Hedging Derivative Financial Instruments

Hedge derivatives are mainly derivatives instruments that are for cash flow hedge purposes and determined to be an effective hedge. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in shareholders’ equity. The amount recognized in shareholders’ equity is recognized in profit or loss in the same year or year during which the hedged forecast transaction or an asset or liability arising from the hedged forecast transaction affects profit or loss. However, if all or a portion of a loss recognized in shareholders’ equity is not expected to be recovered in the future, the amount that is not expected to be recovered is reclassified into profit or loss.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

TSMC’s provision was originally set at 1% of the amount of outstanding receivables. On January 1, 2011, the Company adopted the third revision of Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement (SFAS No. 34).” One of the main revisions is that the impairment of receivables originated by the Company is subject to the provisions of SFAS No. 34. Accordingly, the Company evaluates for indication of impairment of accounts receivable based on an individual and collective basis at the end of each reporting period. When objective evidence indicates that the estimated future cash flow of accounts receivable decreases as a result of one or more events that occurred after the initial recognition of the accounts receivable, such accounts receivable are deemed to be impaired.

Because of the Company’s short average collection period, the amount of the impairment loss recognized is the difference between the carrying amount of accounts receivable and estimated future cash flows without considering the discounting effect. Changes in the carrying amount of the allowance account are recognized as bad debt expense which is recorded in the operating expenses - general and administrative. When accounts receivable are considered uncollectable, the amount is written off against the allowance account.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets).

When an indication of impairment is identified, the carrying amount of the investment is reduced by the difference of the carrying amount (including goodwill) of each investment and its own recoverable amount, with the related impairment loss recognized in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus. Cash dividends received from an investee shall reduce the carrying amount of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income.

Gains or losses on sales from the Company to equity method investees or from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. Borrowing costs directly attributable to the acquisition or construction of property, plant and equipment are capitalized as part of the cost of those assets. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements - 20 years; buildings - 10 to 20 years; machinery and equipment - 3 to 5 years; office equipment - 3 to 15 years; and leased assets - 20 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the year of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually, or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and patent and others. The amounts are amortized over the following periods: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 2 to 5 years; patent and others - the economic life or contract period. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

If additional accrued pension cost based on actuarial calculation is not in excess of the sum of the unamortized balance of prior service costs and unrecognized net transition obligation, “deferred pension cost” will be debited. Otherwise, the excess amount should be debited to “net loss not recognized as pension cost” as a deduction in stockholders’ equity.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery and equipment, research and development expenditures and personnel training expenditures are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment.” Under the statement, the value of the stock options granted, which is equal to the best available estimate of the number of stock options expected to vest multiplied by the grant-date fair value, is expensed on a straight-line basis over the vesting period, with a corresponding adjustment to capital surplus - employee stock options. The estimate is revised if subsequent information indicates that the number of stock options expected to vest differs from previous estimates.

Treasury Stock

Treasury stock represents the outstanding shares that the Company buys back from market, which is stated at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus - treasury stock transactions and to retained earnings for any remaining amount. While disposing of the treasury stock, the treasury stock shall be reversed, and if the disposal value is greater than the book value, the amount in excess of the book value shall be credited to additional paid-in capital - treasury stock.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and other allowances are recorded in the year the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

3.	ACCOUNTING CHANGES

On January 1, 2011, the Company prospectively adopted the newly revised SFAS No. 34, “Financial Instruments: Recognition and Measurement.” The main revisions include (1) finance lease receivables are now covered by SFAS No. 34; (2) the scope of the applicability of SFAS No. 34 to insurance contracts is amended; (3) loans and receivables originated by the Company are now covered by SFAS No. 34; (4) additional guidelines on impairment testing of financial assets carried at amortized cost when the debtor has financial difficulties and the terms of obligations have been modified; and (5) accounting treatment by a debtor for modifications in the terms of obligations. This accounting change did not have a significant effect on the Company’s consolidated financial statements as of and for the year ended December 31, 2011.

On January 1, 2011, the Company adopted the newly issued SFAS No. 41, “Operating Segments.” The statement requires identification and disclosure of operating segments on the basis of how the Company’s chief operating decision maker regularly reviews information in order to allocate resources and assess performance. This statement supersedes SFAS No. 20, “Segment Reporting” and the Company conformed to the disclosure requirement and provided the operating segments disclosure in the consolidated financial statements accordingly.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2012	2011

Cash and deposits in banks	$140,072,294	$139,637,363
Repurchase agreements collateralized by corporate bonds	2,691,042	—
Repurchase agreements collateralized by short-term commercial paper	349,341	—
Repurchase agreements collateralized by government bonds	297,911	3,834,914

	$143,410,588	$143,472,277

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2012	2011

Trading financial assets

Forward exchange contracts	$38,607	$15,360
Cross currency swap contracts	947	—

	$39,554	$15,360

Trading financial liabilities

Forward exchange contracts	$12,174	$13,623
Cross currency swap contracts	3,451	119

	$15,625	$13,742

The Company entered into derivative contracts during the years ended December 31, 2012 and 2011 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

December 31, 2012

Sell NT$/Buy EUR	January 2013	NT$9,417,062/EUR246,000
Sell US$/Buy RMB	January 2013	US$20,000/RMB124,735
Sell US$/Buy NT$	January 2013 to March 2013	US$13,700/NT$398,239
Sell NT$/Buy US$	January 2013	NT$590,403/US$20,400
Sell NT$/Buy JPY	January 2013	NT$44,110/JPY130,000

December 31, 2011

Sell EUR/Buy NT$	January 2012	EUR38,600/NT$1,528,206
Sell US$/Buy NT$	January 2012 to February 2012	US$16,900/NT$510,122
Sell US$/Buy EUR	January 2012	US$2,082/EUR1,591
Sell US$/Buy JPY	January 2012	US$3,335/JPY259,830
Sell RMB/Buy US$	January 2012	RMB1,118,705/US$177,000
Sell NT$/Buy US$	January 2012 to February 2012	NT$163,491/US$5,400

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

December 31, 2012

January 2013	US$275,000/NT$7,986,190	0.14%-0.17%	—
January 2013	NT$1,083,139/US$37,280	—	0.06%

December 31, 2011

January 2012	NT$420,431/US$13,880	—	0.48%

For the years ended December 31, 2012 and 2011, a net loss on derivative financial instruments was NT$252,531 thousand and a net gain on derivative financial instruments was NT$507,432 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2012	2011

Publicly traded stocks	$41,160,437	$3,306,248
Money market funds	1,443	2,522

	41,161,880	3,308,770
Current portion	(2,410,635)	(3,308,770)

	$38,751,245	$—

In October 2012, the Company invested ASML Holding N.V. (ASML) for EUR837,816 thousand to acquire 5% of equity with a lock-up period of 2.5 years.

For the year ended December 31, 2012, the Company recognized an impairment loss on some of the overseas publicly traded stocks in the amount of NT$2,677,529 thousand due to the significant decline in fair value.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2012	2011

Corporate bonds	$5,056,973	$8,614,527
Government bonds	—	454,320

	5,056,973	9,068,847
Current portion	(5,056,973)	(3,825,680)

	$—	$5,243,167

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

	Years Ended December 31
	2012	2011

Balance, beginning of year	$490,952	$504,029
Provision (reversal)	450	(3,130)
Write-off	(11,083)	(9,707)
Effect of changes in consolidated entities	—	(233)
Effect of exchange rate changes	(107)	(7)

Balance, end of year	$480,212	$490,952

Movements of the allowance for sales returns and others were as follows:

	Years Ended December 31
	2012	2011

Balance, beginning of year	$5,068,263	$7,546,264
Provision	7,187,023	3,409,855
Write-off	(6,211,170)	(5,890,416)
Effect of exchange rate changes	(6,113)	2,560

Balance, end of year	$6,038,003	$5,068,263

9.	INVENTORIES

	December 31
	2012	2011

Finished goods	$6,244,824	$3,347,849
Work in process	25,713,217	17,940,960
Raw materials	3,864,105	1,808,615
Supplies and spare parts	2,008,352	1,743,158

	$37,830,498	$24,840,582

Write-down of inventories to net realizable value in the amount of NT$1,558,915 thousand and NT$35,316 thousand, respectively, were included in the cost of sales for the years ended December 31, 2012 and 2011.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2012		2011
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership

Vanguard International Semiconductor Corporation (VIS)	$9,462,038	40	$8,988,007	39
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	6,710,956	39	6,289,429	39
Motech Industries Inc. (Motech)	2,998,413	20	5,612,344	20
VisEra Holding Company (VisEra Holding)	3,035,641	49	2,853,364	49
GUC	1,222,972	35	1,157,188	35
Mcube Inc. (Mcube)	—	25	—	25

	$23,430,020		$24,900,332

Since July 2011, TSMC is no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, GUC and its subsidiaries are no longer consolidated and are accounted for using the equity method.

For the year ended December 31, 2012, the Company recognized an impairment loss in the amount of NT$1,186,674 thousand, due to the lower estimated recoverable amount compared with the carrying amount of its investments in stocks traded on the Taiwan GreTai Securities Market.

For the years ended December 31, 2012 and 2011, equity in earnings of equity method investees was a net gain of NT$2,028,611 thousand and NT$897,611 thousand, respectively.

As of December 31, 2012 and 2011, the quoted market price of publicly traded stocks in unrestricted investments accounted for using the equity method (VIS and GUC) were NT$17,350,833 thousand and NT$11,273,200 thousand, respectively.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Years Ended December 31
	2012	2011

Balance, beginning of year	$1,645,810	$2,491,891
Amortization	(501,779)	(846,081)

Balance, end of year	$1,144,031	$1,645,810

As of December 31, 2012 and 2011, balance of the aforementioned difference allocated to goodwill was NT$1,415,565 thousand. There was no acquisition or impairment in goodwill for the years ended December 31, 2012 and 2011.

11.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	December 31
	2012	2011

Hedging derivative financial liabilities

Interest rate swap contract	$—	$232

The Company entered into forward exchange contracts to hedge cash flow risk arising from foreign exchange rate fluctuations of an expected equity security transaction. The forward exchange contract was due in October 2012. For the year ended December 31, 2012, the adjustment to shareholders’ equity amounted to a net gain of NT$8,833 thousand for the above forward exchange contracts.

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. The interest rate swap contract of the Company was due in August 2012.

The outstanding interest rate swap contract consisted of the following:

Contract Amount (In Thousands)	Maturity Date	Range of Interest Rates Paid	Range of Interest Rates Received

December 31, 2011

NT$80,000	August 31, 2012	1.38%	0.63%-0.86%

For the years ended December 31, 2012 and 2011, the adjustment to shareholders’ equity amounted to a net gain of NT$5 thousand and a net loss of NT$98 thousand, respectively; and the amount removed from shareholders’ equity and recognized as a loss from the above interest rate swap contract amounted to NT$227 thousand and NT$680 thousand, respectively.

12.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2012	2011

Non-publicly traded stocks	$3,314,713	$4,004,314
Mutual funds	290,364	310,691

	$3,605,077	$4,315,005

The common stock of InvenSense, Inc. and Audience, Inc. was listed on the NYSE and NASDAQ in November 2011 and in May 2012, respectively. Thus, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.

For the years ended December 31, 2012 and 2011, the Company recognized impairment on financial assets carried at cost of NT$367,399 thousand and NT$265,515 thousand, respectively.

13.	PROPERTY, PLANT AND EQUIPMENT

	Year Ended December 31, 2012
	Balance, Beginning of Year	Additions	Disposals	Reclassification	Effect of Exchange Rate Changes	Balance, End of Year

Cost
Land and land improvements	$1,541,128	$18,500	$—	$—	$(32,504)	$1,527,124
Buildings	172,872,550	25,183,927	(26,789)	(11,074)	(703,937)	197,314,677
Machinery and equipment	1,057,588,736	226,497,664	(2,024,948)	(456,577)	(2,437,156)	1,279,167,719
Office equipment	16,969,266	3,658,525	(563,454)	35	(90,650)	19,973,722
Leased asset	791,480	—	—	—	(24,748)	766,732

	1,249,763,160	$255,358,616	$(2,615,191)	$(467,616)	$(3,288,995)	1,498,749,974

Accumulated depreciation
Land and land improvements	355,555	$26,983	$—	$—	$(15,169)	367,369
Buildings	101,004,047	11,148,134	(24,528)	(164)	(390,192)	111,737,297
Machinery and equipment	762,774,355	116,070,821	(1,886,797)	(45,137)	(2,127,820)	874,785,422
Office equipment	11,820,728	1,875,785	(555,485)	8	(74,689)	13,066,347
Leased asset	297,535	40,135	—	—	(9,601)	328,069

	876,252,220	$129,161,858	$(2,466,810)	$(45,293)	$(2,617,471)	1,000,284,504

Advance payments and construction in progress	116,863,976	$2,330,537	$—	$(30,707)	$(99,830)	119,063,976

	$490,374,916					$617,529,446

	Year Ended December 31, 2011
	Balance, Beginning of Year	Additions	Disposals	Reclassification	Effect of Changes in Consolidated Entities	Effect of Exchange Rate Changes	Balance, End of Year

Cost
Land and land improvements	$891,197	$652,011	$—	$—	$—	$(2,080)	$1,541,128
Buildings	145,966,024	26,592,895	(47,667)	(388)	(242,718)	604,404	172,872,550
Machinery and equipment	913,155,252	146,048,745	(2,305,971)	(82,475)	(375,702)	1,148,887	1,057,588,736
Office equipment	14,856,582	2,825,159	(431,847)	(72,041)	(236,153)	27,566	16,969,266
Leased asset	701,552	56,562	—	—	—	33,366	791,480

	1,075,570,607	$176,175,372	$(2,785,485)	$(154,904)	$(854,573)	$1,812,143	1,249,763,160

Accumulated depreciation
Land and land improvements	328,792	$26,805	$—	$—	$—	$(42)	355,555
Buildings	90,472,703	10,343,346	(21,452)	(55)	(32,791)	242,296	101,004,047
Machinery and equipment	671,268,636	93,499,249	(2,252,415)	(31,287)	(293,605)	583,777	762,774,355
Office equipment	10,957,676	1,430,941	(427,103)	(13,563)	(148,862)	21,639	11,820,728
Leased asset	250,350	34,646	—	—	—	12,539	297,535

	773,278,157	$105,334,987	$(2,700,970)	$(44,905)	$(475,258)	$860,209	876,252,220

Advance payments and construction in progress	86,151,573	$31,000,193	$(455,372)	$(2,091)	$—	$169,673	116,863,976

	$388,444,023						$490,374,916

The Company entered into agreements to lease buildings that qualify as capital leases. The term of the leases is from December 2003 to November 2018.

As of December 31, 2012, future lease payments were as follows:

Year	Amount

2013	$27,042
2014	27,042
2015	27,042
2016	27,042
2017	27,042
2018 and thereafter	729,566

$864,776

During the years ended December 31, 2012 and 2011, the Company capitalized the borrowing costs directly attributable to the acquisition or construction of property, plant and equipment. Information about capitalized interest was as follows:

	Years Ended December 31
	2012	2011

Capitalized interest	$6,442	$9,093
Capitalization rates	1.08%-1.20%	1.07%-1.29%

14.	DEFERRED CHARGES, NET

	Year Ended December 31, 2012
	Balance, Beginning of Year	Additions	Amortization	Reclassification	Effect of Exchange Rate Changes	Balance, End of Year

Technology license fees	$1,682,892	$31,022	$(442,467)	$191,580	$(1,134)	$1,461,893
Software and system design costs	2,366,483	1,795,360	(1,143,493)	(48,912)	(496)	2,968,942
Patent and others	1,118,189	427,340	(594,815)	57,438	(3,125)	1,005,027

	$5,167,564	$2,253,722	$(2,180,775)	$200,106	$(4,755)	$5,435,862

	Year Ended December 31, 2011
	Balance, Beginning of Year	Additions	Amortization	Disposals	Reclassification	Effect of Changes in Consolidated Entities	Effect of Exchange Rate Changes	Balance, End of Year

Technology license fees	$2,455,348	$10,308	$(716,067)	$—	$—	$(66,186)	$(511)	$1,682,892
Software and system design costs	2,333,271	1,360,846	(1,152,331)	(46)	2,091	(177,916)	568	2,366,483
Patent and others	1,238,466	344,738	(469,172)	—	—	—	4,157	1,118,189

	$6,027,085	$1,715,892	$(2,337,570)	$(46)	$2,091	$(244,102)	$4,214	$5,167,564

15.	SHORT-TERM LOANS

	December 31
	2012	2011

Unsecured loans:
US$1,195,500 thousand, due in January 2013, and annual interest at 0.39%-0.58% in 2012; US$856,000 thousand, due by February 2012, and annual interest at 0.45%-1.00% in 2011	$34,714,929	$25,926,528

16.	BONDS PAYABLE

	December 31
	2012	2011

Domestic unsecured bonds:
Issued in September 2011 and repayable in September 2016, 1.40% interest payable annually	$10,500,000	$10,500,000
Issued in September 2011 and repayable in September 2018, 1.63% interest payable annually	7,500,000	7,500,000
Issued in January 2012 and repayable in January 2017, 1.29% interest payable annually	10,000,000	—
Issued in January 2012 and repayable in January 2019, 1.46% interest payable annually	7,000,000	—
Issued in August 2012 and repayable in August 2017, 1.28% interest payable annually	9,900,000	—
Issued in August 2012 and repayable in August 2019, 1.40% interest payable annually	9,000,000	—
Issued in September 2012 and repayable in September 2017, 1.28% interest payable annually	12,700,000	—
Issued in September 2012 and repayable in September 2019, 1.39% interest payable annually	9,000,000	—
Issued in October 2012 and repayable in October 2022, 1.53% interest payable annually	4,400,000	—
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	—	4,500,000

	80,000,000	22,500,000
Current portion	—	(4,500,000)

	$80,000,000	$18,000,000

With the approval from the Financial Supervisory Commission (FSC), the Company issued domestic unsecured bonds in the amount of NT$23,600,000 thousand in January 2013 and is expected to issue domestic unsecured bonds in the amount of NT$21,400,000 thousand in February 2013.

The provision of a loan guarantee to TSMC Global, a subsidiary of TSMC, for its issuance of unsecured corporate bonds for an amount not to exceed US$1,500,000 thousand had been approved in the meeting of the Board of Directors of TSMC held on February 5, 2013.

17.	LONG-TERM BANK LOANS

	December 31
	2012	2011

Bank loans for working capital:
Repayable in full in one lump sum payment in June 2016, annual interest at 1.08%-1.21% in 2012 and 1.00%-1.08% in 2011	$550,000	$650,000
Repayable in full in one lump sum payment in March 2014, annual interest at 1.16%-1.18% in 2012 and 1.02%-1.16% in 2011	450,000	500,000
Repayable from July 2012 in 16 quarterly installments, annual interest at 1.21%-1.24% in 2012 and 1.11%-1.21% in 2011	262,500	300,000

(Continued)

	December 31
	2012	2011

Repayable from September 2012 in 16 quarterly installments, annual interest at 1.21%-1.24% in 2012 and 1.13%-1.21% in 2011	$175,000	$200,000
Repayable from October 2013 in 16 quarterly installments, annual interest at 1.23%-1.24% in 2012	50,000	—

	1,487,500	1,650,000
Current portion	(128,125)	(62,500)

	$1,359,375	$1,587,500

(Concluded)

Pursuant to the loan agreements, financial ratios calculated based on semi-annual and annual financial statements of Xintec must comply with predetermined financial covenants. As of December 31, 2012, Xintec was in compliance with all such financial covenants.

As of December 31, 2012, future principal repayments for the long-term bank loans were as follows:

Year of Repayment	Amount

2013	$128,125
2014	587,500
2015	137,500
2016	625,000
2017	9,375

$1,487,500

18.	OTHER LONG-TERM PAYABLES

	December 31
	2012	2011

Payables for acquisition of property, plant and equipment (Note 30g)	$825,447	$3,399,855
Payables for software and system design costs	113,000	—
Payables for technology transfer	29,038	—

	967,485	3,399,855
Current portion (classified under accrued expenses and other current liabilities)	(913,485)	(3,399,855)

	$54,000	$—

As of December 31, 2012, future payments for other long-term payables were as follows:

Year of Payment	Amount

2013	$913,485
2014	18,000
2015	18,000
2016	18,000

$967,485

19.	PENSION PLANS

The pension mechanism under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, Xintec, Mutual-Pak, TSMC SSL and TSMC Solar have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe, TSMC Canada, TSMC Solar NA and TSMC Solar Europe GmbH are required by local regulations to make monthly contributions at certain percentages of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension costs of NT$1,403,507 thousand and NT$1,297,583 thousand for the years ended December 31, 2012 and 2011, respectively.

TSMC, GUC, Xintec, TSMC SSL and TSMC Solar have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan.

Pension information on the defined benefit plans is summarized as follows:

a.	Components of net periodic pension cost for the year

	2012	2011

Service cost	$129,217	$132,995
Interest cost	160,018	167,911
Projected return on plan assets	(63,279)	(68,067)
Amortization	65,146	74,814

Net periodic pension cost	$291,102	$307,653

b.	Reconciliation of funded status of the plans and accrued pension cost at December 31, 2012 and 2011

	2012	2011

Benefit obligation
Vested benefit obligation	$427,874	$313,463
Nonvested benefit obligation	6,069,738	5,456,913

Accumulated benefit obligation	6,497,612	5,770,376
Additional benefits based on future salaries	3,635,749	3,443,749

Projected benefit obligation	10,133,361	9,214,125
Fair value of plan assets	(3,352,567)	(3,120,665)

Funded status	6,780,794	6,093,460
Unrecognized net transition obligation	(66,444)	(74,766)
Prior service cost	140,324	147,564
Unrecognized net loss	(2,879,665)	(2,257,750)
Additional liability	4,532	—

Accrued pension cost	$3,979,541	$3,908,508

Vested benefit	$479,621	$349,981

Net loss not recognized as pension cost	$4,532	$—

	2012	2011

c. Actuarial assumptions at December 31, 2012 and 2011

Discount rate used in determining present values	1.50%-1.75%	1.75%
Future salary increase rate	2.00%-3.00%	2.50%-3.00%
Expected rate of return on plan assets	1.75%-2.00%	2.00%

d. Contributions to the Funds for the year	$221,063	$211,963

e. Payments from the Funds for the year	$26,119	$7,339

20.	INCOME TAX

a.	A reconciliation of income tax expense based on “income before income tax” at the statutory rates and income tax currently payable was as follows:

	Years Ended December 31
	2012	2011

Income tax expense based on “income before income tax” at statutory rates	$33,654,070	$25,964,235
Tax effect of the following:
Tax-exempt income	(9,830,280)	(13,832,239)
Temporary and permanent differences	(3,020,685)	(1,597,357)
Additional income tax under the Alternative Minimum Tax Act	—	286,827
Additional tax at 10% on unappropriated earnings	4,193,497	6,293,384
Net operating loss carryforwards used	(647,755)	(395,258)
Investment tax credits used	(9,588,226)	(6,318,215)

Income tax currently payable	$14,760,621	$10,401,377

b.	Income tax expense consisted of the following:

	Years Ended December 31
	2012	2011

Income tax currently payable	$14,760,621	$10,401,377
Income tax adjustments on prior years	55,313	470,376
Other income tax adjustments	201,119	312,999
Net change in deferred income tax assets
Investment tax credits	7,102,848	2,304,884
Net operating loss carryforwards	182,797	224,141
Temporary differences	74,324	(71,013)
Valuation allowance	(6,786,735)	(2,873,378)
Effect of changes in consolidated entities	—	(74,969)

Income tax expense	$15,590,287	$10,694,417

c.	Net deferred income tax assets consisted of the following:

	December 31
	2012	2011

Current deferred income tax assets
Investment tax credits	$6,214,708	$4,913,791
Temporary differences
Allowance for sales returns and others	718,044	506,172
Unrealized loss on inventories	416,555	44,013
Unrealized loss on financial instruments, net	224,618	308,929
Others	473,688	304,066
Valuation allowance	(46,411)	(140,481)

	$8,001,202	$5,936,490

Noncurrent deferred income tax assets
Investment tax credits	$6,995,793	$15,399,558
Net operating loss carryforwards	2,224,264	2,491,708
Temporary differences
Depreciation	1,420,778	2,280,923
Others	759,698	654,672
Valuation allowance	(6,624,518)	(13,390,144)

	$4,776,015	$7,436,717

Effective in May 2010, the Article 5 of the Income Tax Law of the Republic of China was amended, in which the income tax rate of profit-seeking enterprises would be reduced from 20% to 17%. The last amended income tax rate of 17% is retroactively applied on January 1, 2010.

Under the Article 10 of the Statute for Industrial Innovation (SII), effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that year. This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

Under the Income Basic Tax Act amended in August 2012, the standard deduction and the tax rate of Alternative Minimum Tax were amended from NT$1,000 thousand to be NT$500 thousand and from 10% to 12%, respectively. The amended Income Basic Tax Act is effective on January 1, 2013.

The Company has evaluated the impact from above amendments and adjusted the deferred tax assets with the resulting differences recorded as income tax expense for the year ended December 31, 2012. In addition, the Company evaluated the effect of Alternative Minimum Tax and the applicable year of the profits generated from projects exempt from income tax for a five-year period. As the Company plans to apply the tax-exempt income in later years, income tax payable is anticipated to increase and the Company will utilize available investment tax credits as an offset against income taxes. Since more investment tax credits can be utilized, valuation allowance has been adjusted down accordingly.

As of December 31, 2012, the net operating loss carryforwards generated by WaferTech, Xintec, Mutual-Pak, TSMC SSL and TSMC Solar would expire on various dates through 2023.

d.	Integrated income tax information:

The balance of the imputation credit account of TSMC as of December 31, 2012 and 2011 was NT$8,130,060 thousand and NT$4,003,228 thousand, respectively.

The estimated and actual creditable ratios for distribution of TSMC’s earnings of 2012 and 2011 were 7.92% and 6.69%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of December 31, 2012, investment tax credits of TSMC, Xintec, Mutual-Pak and TSMC SSL consisted of the following:

Law/Statute	Item	Total Creditable Amount	Remaining Creditable Amount	Expiry Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$6,961	$—	2012
		6,514,226	927,549	2013
		7,045,590	7,045,590	2014
		505,215	505,215	2015

		$14,071,992	$8,478,354

Statute for Upgrading Industries	Research and development expenditures	$1,179,808	$—	2012
		4,732,147	4,732,147	2013

		$5,911,955	$4,732,147

Statute for Upgrading Industries	Personnel training expenditures	$17,406	$—	2012

Statute for Industrial Innovation	Research and development expenditures	$2,828,300	$—	2012

g.	The profits generated from the following projects of TSMC and Xintec are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2004 by TSMC	2008 to 2012
Construction and expansion of 2005 by TSMC	2010 to 2014
Construction and expansion of 2006 by TSMC	2011 to 2015
Construction and expansion of 2003 and 2006 by Xintec	2010 to 2014

h.	The tax authorities have examined income tax returns of TSMC through 2009. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

21.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2012
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total

Labor cost
Salary and bonus	$31,326,400	$23,070,244	$54,396,644
Labor and health insurance	1,618,274	1,153,028	2,771,302
Pension	1,053,125	641,435	1,694,560
Meal	765,476	314,279	1,079,755
Welfare	747,446	277,803	1,025,249
Others	96,385	305,116	401,501

	$35,607,106	$25,761,905	$61,369,011

Depreciation	$118,313,581	$10,848,277	$129,161,858

Amortization	$1,344,819	$835,956	$2,180,775

	Year Ended December 31, 2011
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total

Labor cost
Salary and bonus	$26,548,111	$20,686,957	$47,235,068
Labor and health insurance	1,316,726	923,645	2,240,371
Pension	971,263	634,476	1,605,739
Meal	710,547	297,762	1,008,309
Welfare	714,628	266,891	981,519
Others	341,156	372,673	713,829

	$30,602,431	$23,182,404	$53,784,835

Depreciation	$98,065,992	$7,261,159	$105,327,151

Amortization	$1,463,405	$874,165	$2,337,570

22.	SHAREHOLDERS’ EQUITY

As of December 31, 2012, 1,091,468 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,457,339 thousand (one ADS represents five common shares).

Capital surplus can be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose. However, according to the revised Company Law, effective January 2012, the aforementioned capital surplus generated from donations and the excess of the issuance price over the par value of capital stock can also be used to distribute cash in proportion to original shareholders’ holding.

Capital surplus consisted of the following:

	December 31
	2012	2011

Additional paid-in capital	$23,934,607	$23,774,250
From merger	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847
From long-term investments	503,290	374,695
From employee stock options	2,500	—
Donations	55	55

	$56,137,809	$55,846,357

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

TSMC accrued profit sharing to employees based on certain percentage of net income during the year, which amounted to NT$11,115,240 thousand and NT$8,990,026 thousand for the years ended December 31, 2012 and 2011, respectively. Bonuses to directors were expensed based on estimated amount of payment. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

According to the revised Company Law, effective January 2012, the appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments, unrealized loss on financial instruments and net loss not recognized as pension cost, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2011 and 2010 had been approved in the TSMC’s shareholders’ meetings held on June 12, 2012 and June 9, 2011, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2011	Year 2010	Year 2011	Year 2010

Legal capital reserve	$13,420,128	$16,160,501
Special capital reserve	1,172,350	5,120,827
Cash dividends to shareholders	77,748,668	77,730,236	$3.00	$3.00

	$92,341,146	$99,011,564

TSMC’s profit sharing to employees and bonus to directors in the amounts of NT$8,990,026 thousand and NT$62,324 thousand in cash for 2011, respectively, and profit sharing to employees and bonus to directors in the amounts of NT$10,908,338 thousand and NT$51,131 thousand in cash for 2010, respectively, had been approved in the shareholders’ meeting held on June 12, 2012 and June 9, 2011, respectively. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 14, 2012 and February 15, 2011 and same amount had been charged against earnings of 2011 and 2010, respectively.

TSMC’s appropriations of earnings for 2012 had been resolved in the meeting of the Board of Directors held on February 5, 2013. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
	For Fiscal Year 2012	For Fiscal Year 2012

Legal capital reserve	$16,615,880
Special capital reserve	(4,820,483)
Cash dividends to shareholders	77,773,307	$3.00

	$89,568,704

The Board of Directors of TSMC also resolved to appropriate profit sharing to employees and bonus to directors in the amounts of NT$11,115,240 thousand and NT$71,351 thousand in cash for 2012, respectively. There is no significant difference between the aforementioned resolved amounts and the amounts charged against earnings of 2012.

The appropriations of earnings, profit sharing to employees and bonus to directors for 2012 are to be resolved in the TSMC’s shareholders’ meeting held on June 11, 2013 (expected).

The information about the appropriations of TSMC’s profit sharing to employees and bonus to directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

23.	STOCK-BASED COMPENSATION PLANS

a.	Under Intrinsic Value Method

TSMC’s Employee Stock Option Plans, consisting of the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share of TSMC when exercised. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TWSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of December 31, 2012.

Information about TSMC’s outstanding options for the years ended December 31, 2012 and 2011 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)
Year ended December 31, 2012

Balance, beginning of year	14,293	$31.4
Options exercised	(8,213)	29.5
Options canceled	(135)	34.6

Balance, end of year	5,945	34.6

Year ended December 31, 2011

Balance, beginning of year	21,437	$31.4
Options exercised	(7,144)	30.5

Balance, end of year	14,293	32.1

The numbers of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

As of December 31, 2012, information about TSMC’s outstanding options was as follows:

	Options Outstanding
		Weighted-average
		Remaining	Weighted-average
Range of Exercise Price	Number of Options	Contractual Life	Exercise Price
(NT$)	(In Thousands)	(Years)	(NT$)

$20.2-$28.3	3,362	0.4	$25.9
38.0- 50.1	2,583	2.0	45.8

	5,945	1.1	34.6

As of December 31, 2012, all of the above outstanding options were exercisable.

Xintec’s Employee Stock Option Plans, consisting of the Xintec 2007 Plan and Xintec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the Xintec 2007 Plan and Xintec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of Xintec when exercised. The options may be granted to qualified employees of Xintec or any of its subsidiaries. The options of Xintec 2007 Plan and Xintec 2006 Plan are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about Xintec’s outstanding options for the years ended December 31, 2012 and 2011 was as follows:

		Weighted-
	Number of	average
	Options	Exercise
	(In Thousands)	Price (NT$)

Year ended December 31, 2012

Balance, beginning of year	825	$15.0
Options exercised	(291)	17.1
Options canceled	(19)	15.0

Balance, end of year	515	13.8

Year ended December 31, 2011

Balance, beginning of year	1,832	$14.4
Options exercised	(967)	14.4
Options canceled	(40)	17.4

Balance, end of year	825	15.1

The exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the plans.

As of December 31, 2012, information about Xintec’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (In	Contractual	Price	Options (In	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$ 10.7-$12.5	201	3.7	$10.7	198	$10.7
14.8- 18.6	314	4.6	15.8	314	15.8

	515	4.2	13.8	512	13.8

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2012 and 2011. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the valuation assumptions at the various grant dates and pro forma results of the Company for the years ended December 31, 2012 and 2011 would have been as follows:

	TSMC	Xintec

Valuation assumptions:
Expected dividend yield	1.00%-3.44%	0.80%
Expected volatility	43.77%-46.15%	31.79%-47.42%
Risk free interest rate	3.07%-3.85%	1.88%-2.45%
Expected life	5 years	3 years

	Years Ended December 31
	2012	2011

Net income attributable to shareholders of the parent:
As reported	$166,158,802	$134,201,279
Pro forma	165,986,009	134,146,490

Earnings per share (EPS) - after income tax (NT$):
Basic EPS as reported	$6.41	$5.18
Pro forma basic EPS	6.40	5.18
Diluted EPS as reported	6.41	5.18
Pro forma diluted EPS	6.40	5.17

b.	Under Fair Value Method

The Board of Directors of TSMC SSL and TSMC Solar resolved on November 21, 2011 to issue new shares for cash and reserved 17,175 thousand shares and 12,341 thousand shares, respectively, for their employees to subscribe to, according to the Company Law. The aforementioned shares were fully vested on the grant date.

Information about TSMC SSL’s and TSMC Solar’s employee stock options related to the aforementioned new shares issued was as follows:

	TSMC SSL		TSMC Solar
		Weighted-		Weighted-
	Number of	average	Number of	average
	Options	Exercise	Options	Exercise
	(In Thousands)	Price (NT$)	(In Thousands)	Price (NT$)
Year ended December 31, 2012

Balance, beginning of year	—	$—	—	$—
Options granted	17,175	10.0	12,341	10.0
Options exercised	(17,175)	10.0	(12,341)	10.0

Balance, end of year	—	—	—	—

The grant date of aforementioned stock options was January 9, 2012. TSMC SSL and TSMC Solar used the Black-Scholes model to determine the fair value of the options. The valuation assumptions were as follows:

	TSMC SSL	TSMC Solar
Valuation assumptions:
Stock price on grant date (NT$/share)	$8.9	$9.0
Exercise price (NT$/share)	$10.0	$10.0
Expected volatility	40.32%	40.32%
Expected life	40 days	40 days
Risk free interest rate	0.76%	0.76%

The stock price on grant date was determined based on the cost approach. The expected volatility was calculated using the historical rate of return based on the TWSE Optoelectronic Index.

The fair value of the aforementioned stock option was close to nil, and accordingly, no compensation cost was recognized.

Xintec’s Employee Stock Option Plan was approved by the SFB on January 10, 2012 (the “Xintec 2011 Plan”). The maximum number of options authorized to be granted under the Xintec 2011 Plan was 6,000 thousand, with each option eligible to subscribe for one common share of Xintec when exercised. The options may be granted to qualified employees of Xintec or any of its subsidiaries. The options of Xintec 2011 Plan are valid for five years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

		Weighted-
	Number of	average
	Options	Exercise
	(In Thousands)	Price (NT$)
Year ended December 31, 2012

Balance, beginning of year	—	$—
Options granted	6,000	22.3
Options canceled	(472)	22.1

Balance, end of year	5,528	22.1

Weighted-average fair value of options granted (NT$)	$5.82

The exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the plan.

As of December 31, 2012, information about the outstanding and exercisable options of Xintec 2011 Plan was as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price (NT$)	Number of Options (In Thousands)	Weighted- average Remaining Contractual Life (Years)	Weighted- average Exercise Price (NT$)	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

$22.1	5,528	4.5	$22.1	—	$—

The grant date of Xintec 2011 Plan was June 14, 2012. Xintec used the Black-Scholes model to determine the fair value of the option. The valuation assumptions were as follow:

Xintec

Valuation assumptions:
Stock price on grant date (NT$/share)	$19.42
Exercise price (NT$/share)	$22.30
Expected volatility	43.73%
Expected life	3.875 years
Expected dividend yield	—
Risk free interest rate	0.96%

The stock price on grant date was determined based on the market approach. The expected volatility was calculated based on the historical stock prices of the comparative companies of Xintec.

For the year ended December 31, 2012, Xintec recognized compensation costs of the above stock option in the amount of NT$6,219 thousand.

24.	TREASURY STOCK

(Shares in Thousands)

Purpose of Treasury Stock	Number of Shares, Beginning of Year	Addition	Retirement	Number of Shares, End of Year

Year ended December 31, 2011

Shareholders executed the appraisal right	—	1,000	(1,000)	—

In August 2011, at the option of the shareholders of TSMC, certain shareholders requested TSMC to buy back their shares pursuant to the Company Law, which shares were subsequently retired in November 2011.

25.	EARNINGS PER SHARE

EPS is computed as follows:

			Number of Shares (Denominator) (In Thousands)	EPS (NT$)
	Amounts (Numerator)			Before Income Tax	After Income Tax
	Before Income Tax	After Income Tax

Year ended December 31, 2012

Basic EPS
Earnings available to common shareholders of the parent	$181,756,619	$166,158,802	25,920,735	$7.01	$6.41

Effect of dilutive potential common shares	—	—	7,201

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$181,756,619	$166,158,802	25,927,936	$7.01	$6.41

Year ended December 31, 2011

Basic EPS
Earnings available to common shareholders of the parent	$144,852,948	$134,201,279	25,914,076	$5.59	$5.18

Effect of dilutive potential common shares	—	—	10,606

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$144,852,948	$134,201,279	25,924,682	$5.59	$5.18

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

26.	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	December 31
	2012		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$39,554	$39,554	$15,360	$15,360
Available-for-sale financial assets	41,161,880	41,161,880	3,308,770	3,308,770
Held-to-maturity financial assets	5,056,973	5,066,363	9,068,847	9,128,063
Financial assets carried at cost	3,605,077	—	4,315,005	—

(Continued)

	December 31
	2012		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities

Financial liabilities at fair value through profit or loss	$15,625	$15,625	$13,742	$13,742
Hedging derivative financial liabilities	—	—	232	232
Bonds payable (including current portion)	80,000,000	80,343,413	22,500,000	22,597,115
Long-term bank loans (including current portion)	1,487,500	1,487,500	1,650,000	1,650,000
Other long-term payables (including current portion)	967,485	967,485	3,399,855	3,399,855
Obligations under capital leases (including current portion)	756,305	756,305	870,993	870,993

(Concluded)

b.	Methods and assumptions used in the estimation of fair values of financial instruments

1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximate their carrying amounts.

c.	Valuation gains/losses arising from changes in fair value of derivatives contracts determined using valuation techniques were recognized as net gains of NT$23,929 thousand and NT$1,618 thousand for the years ended December 31, 2012 and 2011, respectively.

d.	As of December 31, 2012 and 2011, financial assets exposed to fair value interest rate risk were NT$5,097,970 thousand and NT$9,086,729 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$116,312,306 thousand and NT$52,711,118 thousand, respectively; and financial liabilities exposed to cash flow interest rate risks were NT$1,487,500 thousand and NT$1,650,232 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the years ended December 31, 2012 and 2011 were as follows:

	Year Ended December 31, 2012
	From Available- for-sale Financial Assets	Equity Method Investments	Gain (Loss) on Cash Flow Hedges	Total

Balance, beginning of year	$(1,155,091)	$(17,671)	$(93)	$(1,172,855)
Recognized directly in shareholders’ equity	7,282,331	17,450	2	7,299,783
Removed from shareholders’ equity and recognized in earnings	1,846,302	—	91	1,846,393

Balance, end of year	$7,973,542	$(221)	$—	$7,973,321

	Year Ended December 31, 2011
	From Available- for-sale Financial Assets	Equity Method Investments	Gain (Loss) on Cash Flow Hedges	Total

Balance, beginning of year	$86,158	$23,462	$(331)	$109,289
Recognized directly in shareholders’ equity	(1,034,446)	(41,402)	(36)	(1,075,884)
Removed from shareholders’ equity and recognized in earnings	(206,534)	—	274	(206,260)
Effect of changes in consolidated entities	(269)	269	—	—

Balance, end of year	$(1,155,091)	$(17,671)	$(93)	$(1,172,855)

f.	Information about financial risks

1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the market exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities and publicly traded stocks; therefore, the fluctuations in market interest rates and market prices will result in changes in fair values of these debt securities and the fluctuations in market prices will result in changes in fair values of publicly traded stocks.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-parties or third-parties are reputable financial institutions, business enterprises and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)	Liquidity risk. The Company has sufficient operating capital and bank facilities to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates. The long-term bank loans were floating-rate loans; therefore, changes in the market interest rates will result in changes in the interest rate of the long-term bank loans, which will affect future cash flows.

g.	The Company seeks to reduce the effects of future cash flow related interest rate changes by primarily using derivative financial instruments.

The Company entered into forward exchange contracts to hedge cash flow risk arising from foreign exchange rate fluctuations of an expected equity transaction. The forward exchange contract was due in October 2012.

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. The interest rate swap contract of the Company was due in August 2012. Information about outstanding interest rate swap contract consisted of the following:

Hedged Item	Hedging Financial Instrument	Fair Value	Expected Cash Flow Generated Period	Expected Timing for the Recognition of Gains or Losses from Hedge

December 31, 2011

Long-term bank loans	Interest rate swap contract	$(232)	2011 to 2012	2011 to 2012

27.	RELATED PARTY TRANSACTIONS

Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:

a.	Investees of TSMC

GUC (prior to July 2011, GUC was a subsidiary. Since July 2011, GUC is accounted for using the equity method.)

VIS (accounted for using the equity method)

SSMC (accounted for using the equity method)

b.	Indirect investees

VisEra Technology Company, Ltd. (VisEra) (accounted for using the equity method)

Mcube (accounted for using the equity method)

c.	Others

Related parties over which the Company has significant influence but with which the Company had no material transactions.

	2012		2011
	Amount	%	Amount	%

For the year

Sales
GUC	$4,880,507	1	$2,461,345	1
VIS	177,514	—	302,844	—
Others	253,010	—	61,227	—

	$5,311,031	1	$2,825,416	1

Purchases
VIS	$4,475,674	2	$5,597,895	2
SSMC	3,638,633	1	3,949,176	2
Others	—	—	124,673	—

	$8,114,307	3	$9,671,744	4

Manufacturing expenses
VisEra (primarily outsourcing and rent)	$15,544	—	$49,155	—
VIS (rent)	8,270	—	5,902	—
Others	77	—	—	—

	$23,891	—	$55,057	—

Research and development expenses
VisEra	$8,911	—	$19,018	—
GUC	4,521	—	—	—
VIS (rent)	—	—	1,984	—
Others	123	—	—	—

	$13,555	—	$21,002	—

Sales of property, plant and equipment and other assets
VIS	$20,380	13	$36,008	7
VisEra	9,000	6	—	—

	$29,380	19	$36,008	7

Purchase of property, plant and equipment and other assets
GUC	$47,051	—	$1,812	—
VisEra	1,224	—	11,110	—
VIS	—	—	45,473	—

	$48,275	—	$58,395	—

	2012		2011
	Amount	%	Amount	%
Non-operating income and gains
VIS (primarily technical service income)	$261,836	4	$227,024	4
SSMC (primarily technical service income)	221,210	3	199,377	4
Others	2,452	—	4,054	—

	$485,498	7	$430,455	8

As of December 31

Receivables
GUC	$273,412	77	$154,086	83
Mcube	80,212	23	31,466	17
Others	187	—	212	—

	$353,811	100	$185,764	100

Other receivables
VIS	$128,751	69	$87,507	72
SSMC	56,799	31	34,260	28
Others	—	—	525	—

	$185,550	100	$122,292	100

Refundable deposits
VIS	$5,813	—	$—	—
Others	4	—	—	—

	$5,817	—	$—	—

Payables
VIS	$368,617	49	$987,937	75
SSMC	351,389	47	336,037	25
Others	28,607	4	4,547	—

	$748,613	100	$1,328,521	100

Deferred credits (other assets)
VIS	$(7,806)	(1)	$—	—
VisEra	948	—	—	—

	$(6,858)	(1)	$—	—

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company leased certain office space and facilities from VIS. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under research and development expenses and manufacturing expenses.

The Company leased certain factory building from VisEra. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under manufacturing expenses. The lease expired in June 2011.

The Company deferred the disposal gains/losses (classified under other assets and deferred credits) derived from sales of property, plant and equipment and other assets to VIS and VisEra, and then recognized such gains/losses (classified under non-operating gains and losses) over the depreciable lives of the disposed assets.

Compensation of directors and management personnel:

	Years Ended December 31
	2012	2011

Salaries, incentives and special compensation	$883,177	$752,767
Bonus	538,077	445,681

	$1,421,254	$1,198,448

The information about the compensation of directors and management personnel is available in the annual report for the shareholders’ meeting. Total compensation expense for the year ended December 31, 2012 includes estimated profit sharing to employees and bonus to directors of the Company that relate to 2012 but will be paid in the following year. The actual amount will be finalized and approved upon the resolution of the shareholders’ meeting in 2013. The total compensation for the year ended December 31, 2011 included the bonuses appropriated from earnings of 2011 which was approved by the shareholders’ meeting held in 2012.

28.	PLEDGED OR MORTGAGED ASSETS

The Company provided other financial assets as collateral mainly for building lease agreements. As of December 31, 2012 and 2011, the aforementioned other financial assets amounted to NT$119,710 thousand and NT$121,140 thousand, respectively.

29.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land, factory and office premises from the Science Park Administration and Jhongli Industrial Park Service Center. These operating leases expire on various dates from March 2013 to July 2032 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain office equipment located in the United States, Japan, Shanghai and Taiwan. These operating leases expire between 2013 and 2020 and can be renewed upon expiration.

As of December 31, 2012, future lease payments were as follows:

Year	Amount

2013	$693,758
2014	651,339
2015	639,099
2016	625,243
2017	562,762
2018 and thereafter	4,221,524

$7,393,725

30.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of December 31, 2012, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

c.	In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has acquired the above mentioned common shares in July 2010, which are recorded within available for sale financial assets, and obtained the subsequent cash settlement income in accordance with the agreement.

d.	In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single case in the U.S. District Court for the Eastern District of Texas. The outcome cannot be determined at this time.

e.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of allegedly infringing several U.S. patents. The outcome cannot be determined at this time.

f.	TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity in October 2012. Both parties also signed the research and development funding agreement and TSMC will provide EUR277,000 thousand to ASML’s research and development programs from 2013 to 2017.

g.	TSMC entered into an agreement with a counterparty in 2003 whereby TSMC China is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC China is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC China since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$825,447 thousand and NT$3,399,855 thousand as of December 31, 2012 and 2011, respectively, which is included in accrued expenses and other current liabilities.

h.	Amounts available under unused letters of credit as of December 31, 2012 were NT$99,671 thousand.

31.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	December 31
	2012		2011
	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)

Financial assets

Monetary items
USD	$3,437,165	29.038	$3,744,817	30.288
EUR	125,973	38.39-38.49	135,857	39.18-39.27
JPY	35,734,874	0.3352-0.3364	37,276,671	0.3897-0.3906
RMB	102,995	4.66	201,385	4.81
Non-monetary items
USD	1,611,474	29.038	141,498	30.288
HKD	492,014	3.75	671,060	3.90
Investments accounted for using equity method
USD	328,281	29.038	294,797	30.288

Financial liabilities

Monetary items
USD	2,193,343	29.038	1,744,746	30.288
EUR	247,052	38.39-38.49	111,750	39.18-39.27
JPY	43,311,360	0.3352-0.3364	35,349,169	0.3897-0.3906
RMB	205,930	4.66	278,877	4.81

Note:	Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

32.	PRE-DISCLOSURE OF THE ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

According to the Rule No. 0990004943 issued by the FSC on February 2, 2010, the Company is required to provide pre-disclosure regarding the adoption of the International Financial Reporting Standards (IFRSs) in the consolidated financial statements as follows.

a.	On May 14, 2009, the FSC announced the roadmap of IFRSs adoption for R.O.C. companies. Accordingly, starting 2013, companies with shares listed on the TWSE or traded on the Taiwan GreTai Securities Market or Emerging Stock Market should prepare the consolidated financial statements in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the IFRSs, International Accounting Standards (IASs), interpretations as well as related guidance translated by Accounting Research and Development Foundation (ARDF) and issued by the FSC. To comply with the aforementioned amendments, the Company established a taskforce to monitor and execute the IFRSs adoption plan. The important plan items, responsible divisions and plan progress are listed as follows.

Plan Item	Responsible Division	Plan Progress

1) Establish the IFRSs taskforce	Accounting division	Finished

2) Complete the identification of GAAP differences and impact	Accounting division, finance division and employee benefit and payroll section	Finished

3) Complete the identification of consolidated entities under IFRSs	Accounting division	Finished

4) Evaluate potential effect to business operations	Accounting division, finance division, employee benefit and payroll section and business system integration division	Finished

5) Complete the preliminary evaluation of resources and budget needed for IFRSs adoption	Accounting division and business system integration division	Finished

6) Set up a work plan for IFRSs adoption	Accounting division and business system integration division	Finished

7) Personnel training	Accounting division	Finished

8) Determine IFRSs accounting policies	Accounting division, finance division and employee benefit and payroll section	Finished

9) Develop financial statement template under IFRSs	Accounting division and finance division	Finished

(Continued)

Plan Item	Responsible Division	Plan Progress

10) Complete evaluation, configuration and testing of the IT systems	Accounting division and business system integration division	Finished

11) Communicate with related departments on the impact of IFRSs adoption	Accounting division	Finished

12) Complete the preparation of opening balance sheet under IFRSs	Accounting division	Finished

13) Complete modification to the relevant internal controls	Accounting division and internal audit division	Finished

14) Prepare comparative financial information under IFRSs for 2012	Accounting division and finance division	In progress according to the plan

(Concluded)

b.	Exemptions from IFRS 1

IFRS 1, “First-time Adoption of International Financial Reporting Standards,” establishes the procedures for the Company’s first consolidated financial statements prepared in accordance with IFRSs. According to IFRS 1, the Company is required to determine the accounting policies under IFRSs and retrospectively apply those accounting policies in its opening balance sheet at the date of transition to IFRSs (January 1, 2012; the transition date); except for optional exemptions and mandatory exceptions to such retrospective application provided under IFRS 1. The main optional exemptions the Company adopted are summarized as follows:

1)	Business combinations. The Company elected not to apply IFRS 3, “Business Combinations,” retrospectively to business combinations occurred before January 1, 2012. Therefore, in the opening balance sheet, the amount of goodwill generated from past business combinations remains the same compared with the one under R.O.C. GAAP as of December 31, 2011.

2)	Employee benefits. The Company elected to recognize all cumulative actuarial gains and losses in retained earnings as of January 1, 2012. In addition, the Company elected to apply the exemption disclosure requirement provided by IFRS 1, in which the amounts of present value of defined benefit obligations, the fair value of plan assets, the surplus or deficit in the plan and the experience adjustments are determined for each accounting period prospectively from the transition date.

3)	Share-based payment. The Company elected to take the optional exemption from applying IFRS 2, “Share-based Payment,” retrospectively for the shared-based payment transactions granted and vested before January 1, 2012.

c.	As of December 31, 2012, based on the Company’s assessment, the significant differences between the Company’s current accounting policies under R.O.C. GAAP and the ones under IFRSs are stated as follows:

1)	Reconciliation of consolidated balance sheet as of January 1, 2012

		Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Current assets
Cash and cash equivalents	$143,472,277	$—	$—	$143,472,277	Cash and cash equivalents
Financial assets at fair value through profit or loss	15,360	—	—	15,360	Financial assets at fair value through profit or loss
Available-for-sale financial assets	3,308,770	—	—	3,308,770	Available-for-sale financial assets
Held-to-maturity financial assets	3,825,680	—	—	3,825,680	Held-to-maturity financial assets
Receivables from related parties	185,764	—	—	185,764	Receivables from related parties
Notes and accounts receivable	46,321,240	—	(490,952)	45,830,288	Notes and accounts receivable
Allowance for doubtful receivables	(490,952)	—	490,952	—	—
Allowance for sales returns and others	(5,068,263)	—	5,068,263	—	—	a)
Other receivables from related parties	122,292	—	—	122,292	Other receivables from related parties
Other financial assets	617,142	—	—	617,142	Other financial assets
Inventories	24,840,582	—	—	24,840,582	Inventories
Deferred income tax assets	5,936,490	—	(5,936,490)	—	—	b)
Prepaid expenses and other current assets	2,174,014	—	—	2,174,014	Other current asset

Total current assets	225,260,396	—	(868,227)	224,392,169	Total current assets

Long-term investments
Investments accounted for using equity method	24,900,332	(13,401)	—	24,886,931	Investments accounted for using equity method	e)
Held-to-maturity financial assets	5,243,167	—	—	5,243,167	Held-to-maturity financial assets
Financial assets carried at cost	4,315,005	—	—	4,315,005	Financial assets carried at cost

Total long-term investments	34,458,504	(13,401)	—	34,445,103	Total long-term investments

Net property, plant and equipment	490,374,916	—	47,237	490,422,153	Property, plant and equipment	c)

Intangible assets	10,861,563	—	—	10,861,563	Intangible assets

Other assets
Deferred income tax assets	7,436,717	231,011	5,936,490	13,604,218	Deferred income tax assets	b), d)
Refundable deposits	4,518,863	—	—	4,518,863	Refundable deposits
Others	1,353,983	—	(47,237)	1,306,746	Others	c)

Total other assets	13,309,563	231,011	5,889,253	19,429,827	Total other assets

Total	$774,264,942	$217,610	$5,068,263	$779,550,815	Total

Current liabilities
Short-term loans	$25,926,528	$—	$—	$25,926,528	Short-term loans
Financial liabilities at fair value through profit or loss	13,742	—	—	13,742	Financial liabilities at fair value through profit or loss
Hedging derivative financial liabilities	232	—	—	232	Hedging derivative financial liabilities
Accounts payable	10,530,487	—	—	10,530,487	Accounts payable
Payables to related parties	1,328,521	—	—	1,328,521	Payables to related parties
Income tax payable	10,656,124	—	—	10,656,124	Income tax payable
Salary and bonus payable	6,148,499	—	—	6,148,499	Salary and bonus payable
Accrued profit sharing to employees and bonus to directors and supervisors	9,081,293	—	—	9,081,293	Accrued profit sharing to employees and bonus to directors and supervisors
Payables to contractors and equipment suppliers	35,540,526	—	—	35,540,526	Payables to contractors and equipment suppliers
Accrued expenses and other current liabilities	13,218,235	—	—	13,218,235	Accrued expenses and other current liabilities

(Continued)

		Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Current portion of bonds payable and long-term bank loans	$4,562,500	$—	$—	$4,562,500	Current portion of bonds payable and long-term bank loans
—	—	—	5,068,263	5,068,263	Provisions	a)

Total current liabilities	117,006,687	—	5,068,263	122,074,950	Total current liabilities

Long-term liabilities
Bonds payable	18,000,000	—	—	18,000,000	Bonds payable
Long-term bank loans	1,587,500	—	—	1,587,500	Long-term bank loans
Obligations under capital leases	870,993	—	—	870,993	Obligations under capital leases

Total long-term liabilities	20,458,493	—	—	20,458,493	Total long-term liabilities

Other liabilities
Accrued pension cost	3,908,508	2,332,516	—	6,241,024	Accrued pension cost	d)
Guarantee deposits	443,983	—	—	443,983	Guarantee deposits
—	—	—	2,889	2,889	Provisions
Others	403,720	—	(2,889)	400,831	Others

Total other liabilities	4,756,211	2,332,516	—	7,088,727	Total other liabilities

Total liabilities	142,221,391	2,332,516	5,068,263	149,622,170	Total liabilities

Equity attributable to shareholders of the parent
Capital stock	259,162,226	—	—	259,162,226	Capital stock

Capital surplus	55,846,357	(374,695)	—	55,471,662	Capital surplus	e)

Retained earnings	322,191,155	(1,726,828)	—	320,464,327	Retained earnings	d), e)

Others
Cumulative translation adjustments	(6,433,369)	5	—	(6,433,364)	Foreign currency translation reserve	e)
Unrealized gain/loss on financial instruments	(1,172,855)	—	93	(1,172,762)	Unrealized gain/loss from available-for-sales financial assets
—	—	—	(93)	(93)	Cash flow hedging reserve

	(7,606,224)	5	—	(7,606,219)

Equity attributable to shareholders of the parent	629,593,514	(2,101,518)	—	627,491,996	Equity attributable to shareholders of the parent
Minority interests	2,450,037	(13,388)	—	2,436,649	Noncontrolling interests	d)

Total shareholders’ equity	632,043,551	(2,114,906)	—	629,928,645	Total shareholders’ equity

Total	$774,264,942	$217,610	$5,068,263	$779,550,815	Total

(Concluded)

2)	Reconciliation of consolidated balance sheet as of December 31, 2012

		Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Current assets
Cash and cash equivalents	$143,410,588	$—	$—	$143,410,588	Cash and cash equivalents
Financial assets at fair value through profit or loss	39,554	—	—	39,554	Financial assets at fair value through profit or loss
Available-for-sale financial assets	2,410,635	—	—	2,410,635	Available-for-sale financial assets
Held-to-maturity financial assets	5,056,973	—	—	5,056,973	Held-to-maturity financial assets
Receivables from related parties	353,811	—	—	353,811	Receivables from related parties
Notes and accounts receivable	58,257,798	—	(480,212)	57,777,586	Notes and accounts receivable
Allowance for doubtful receivables	(480,212)	—	480,212	—	—
Allowance for sales returns and others	(6,038,003)	—	6,038,003	—	—	a)
Other receivables from related parties	185,550	—	—	185,550	Other receivables from related parties
Other financial assets	473,833	—	—	473,833	Other financial assets
Inventories	37,830,498	—	—	37,830,498	Inventories
Deferred income tax assets	8,001,202	—	(8,001,202)	—	—	b)
Prepaid expenses and other current assets	2,786,408	—	—	2,786,408	Other current assets

Total current assets	252,288,635	—	(1,963,199)	250,325,436	Total current assets

(Continued)

		Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Long-term investments
Investments accounted for using equity method	$23,430,020	$(69,102)	$—	$23,360,918	Investments accounted for using equity method	e)
Available-for-sale financial assets	38,751,245	—	—	38,751,245	Available-for-sale financial assets
Financial assets carried at cost	3,605,077	—	—	3,605,077	Financial assets carried at cost

Total long-term investments	65,786,342	(69,102)	—	65,717,240	Total long-term investments

Net property, plant and equipment	617,529,446	—	32,742	617,562,188	Property, plant and equipment	c)

Intangible assets	10,959,569	—	—	10,959,569	Intangible assets

Other assets
Deferred income tax assets	4,776,015	351,002	8,001,202	13,128,219	Deferred income tax assets	b), d)
Refundable deposits	2,426,712	—	—	2,426,712	Refundable deposits
Others	1,267,886	—	(32,742)	1,235,144	Others	c)

Total other assets	8,470,613	351,002	7,968,460	16,790,075	Total other assets

Total	$955,034,605	$281,900	$6,038,003	$961,354,508	Total

Current liabilities
Short-term loans	$34,714,929	$—	$—	$34,714,929	Short-term loans
Financial liabilities at fair value through profit or loss	15,625	—	—	15,625	Financial liabilities at fair value through profit or loss
Accounts payable	14,490,429	—	—	14,490,429	Accounts payable
Payables to related parties	748,613	—	—	748,613	Payables to related parties
Income tax payable	15,635,594	—	—	15,635,594	Income tax payable
Salary and bonus payable	7,535,296	—	—	7,535,296	Salary and bonus payable
Accrued profit sharing to employees and bonus to directors and supervisors	11,186,591	—	—	11,186,591	Accrued profit sharing to employees and bonus to directors and supervisors
Payables to contractors and equipment suppliers	44,831,798	—	—	44,831,798	Payables to contractors and equipment suppliers
Accrued expenses and other current liabilities	13,148,944	—	—	13,148,944	Accrued expenses and other current liabilities
Current portion of bonds payable and long-term bank loans	128,125	—	—	128,125	Current portion of bonds payable and long-term bank loans
—	—	—	6,038,003	6,038,003	Provisions	a)

Total current liabilities	142,435,944	—	6,038,003	148,473,947	Total current liabilities

Long-term liabilities
Bonds payable	80,000,000	—	—	80,000,000	Bonds payable
Long-term bank loans	1,359,375	—	—	1,359,375	Long-term bank loans
Other long-term payable	54,000	—	—	54,000	Other long-term payable
Obligations under capital leases	748,115	—	—	748,115	Obligations under capital leases

Total long-term liabilities	82,161,490	—	—	82,161,490	Total long-term liabilities

Other liabilities
Accrued pension cost	3,979,541	2,941,693	—	6,921,234	Accrued pension cost	d)
Guarantee deposits	203,890	—	—	203,890	Guarantee deposits
—	—	—	4,891	4,891	Provisions
Others	500,041	—	(4,891)	495,150	Others

Total other liabilities	4,683,472	2,941,693	—	7,625,165	Total other liabilities

Total liabilities	229,280,906	2,941,693	6,038,003	238,260,602	Total liabilities

Equity attributable to shareholders of the parent
Capital stock	259,244,357	—	—	259,244,357	Capital stock

Capital surplus	56,137,809	(462,469)	—	55,675,340	Capital surplus	e)

Retained earnings	410,601,289	(2,189,821)	—	408,411,468	Retained earnings	d), e)

Others
Cumulative translation adjustments	(10,753,763)	(43)	—	(10,753,806)	Foreign currency translation reserve	e)
Net loss not recognized as pension cost	(5,299)	5,299	—	—	—	d)
Unrealized gain/loss on financial instruments	7,973,321	—	—	7,973,321	Unrealized gain/loss from available-for-sales financial assets

	(2,785,741)	5,256	—	(2,780,485)

Equity attributable to shareholders of the parent	723,197,714	(2,647,034)	—	720,550,680	Equity attributable to shareholders of the parent
Minority interests	2,555,985	(12,759)	—	2,543,226	Noncontrolling interests	d)

Total shareholders’ equity	725,753,699	(2,659,793)	—	723,093,906	Total shareholders’ equity

Total	$955,034,605	$281,900	$6,038,003	$961,354,508	Total

3)	Reconciliation of consolidated statement of comprehensive income for the year ended December 31, 2012

		Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Net sales	$506,248,580	$—	$496,654	$506,745,234	Net sales	f)
Cost of sales	262,628,681	(45,583)	—	262,583,098	Cost of sales	d)

Gross profit before affiliates elimination	243,619,899	45,583	496,654	244,162,136	Gross profit before affiliates elimination
Unrealized gross profit from affiliates	(25,029)	—	—	(25,029)	Unrealized profit from affiliates

Gross profit	243,594,870	45,583	496,654	244,137,107	Gross profit

Operating expenses
Research and development	40,402,138	(18,943)	—	40,383,195	Research and development	d)
General and administrative	17,638,088	(6,394)	—	17,631,694	General and administrative	d)
Marketing	4,497,451	(1,465)	—	4,495,986	Marketing	d)

Total operating expenses	62,537,677	(26,802)	—	62,510,875

—	—	—	(449,364)	(449,364)	Other operating gains and losses	f)

Income from operations	181,057,193	72,385	47,290	181,176,868	Income from operations

Non-operating income and gains
Equity in earnings of equity method investees, net	2,028,611	45,118	—	2,073,729	Equity in earnings of equity method investees, net	e)
Interest income	1,645,036	—	(1,645,036)	—	—	f)
Settlement income	883,845	—	(883,845)	—	—	f)
Foreign exchange gain, net	582,498	—	—	582,498	Foreign exchange gain, net
Gain on settlement and disposal of financial assets, net	541,089	—	(541,089)	—	—	f)
Technical service income	496,654	—	(496,654)	—	—	f)
Others	604,304	—	(604,304)	—	—	f)
—	—	—	1,715,824	1,715,824	Other income	f)
—	—	4,977	(2,857,018)	(2,852,041)	Other gains and losses	e), f)

	6,782,037	50,095	(5,312,122)	1,520,010

Non-operating expenses and losses
Impairment of financial assets	4,231,602	—	(4,231,602)	—	—	f)
Interest expense	1,020,422	—	—	1,020,422	Finance cost
Impairment loss on idle assets	444,505	—	(444,505)	—	—	f)
Loss on disposal of property, plant and equipment	31,816	—	(31,816)	—	—	f)
Others	556,909	—	(556,909)	—	—	f)

	6,285,254	—	(5,264,832)	1,020,422

Income before income tax	181,553,976	122,480	—	181,676,456	Income before income tax
Income tax expense	15,590,287	(37,633)	—	15,552,654	Income tax expense	d)

Net income	$165,963,689	$160,113	$—	166,123,802	Net income

				(4,322,697)	Exchange differences on translating foreign operations
				232	Cash flow hedges
				9,534,269	Net valuation gain on available-for-sale financial assets
				53,748	Share of other comprehensive income of associates and joint venture	d)
				(685,978)	Actuarial loss from defined benefit pension	d)
				(326,942)	Income tax expense relating to components of other comprehensive income	d)

				4,252,632	Other comprehensive income for the year, net of tax effect

				$170,376,434	Total comprehensive income for the year

4)	Notes to the reconciliation of the significant differences:

a)	Allowance for sales returns and others

Under R.O.C. GAAP, provisions for estimated sales returns and others are recognized as a reduction in revenue in the period the related revenue is recognized based on historical experience. Allowance for sales returns and others is recorded as a deduction in accounts receivable. Under IFRSs, the allowance for sales returns and others is a present obligation with uncertain timing and an amount that arises from past events and is therefore reclassified as provisions (classified under current liabilities) in accordance with IAS No. 37, “Provisions, Contingent Liabilities and Contingent Assets.”

As of December 31, 2012 and January 1, 2012, the amounts reclassified from allowance for sales returns and others to provisions were NT$6,038,003 thousand and NT$5,068,263 thousand, respectively.

b)	Classifications of deferred income tax asset/liability and valuation allowance

Under R.O.C. GAAP, a deferred tax asset and liability is classified as current or non-current in accordance with the classification of its related asset or liability. However, if a deferred income tax asset or liability does not relate to an asset or liability in the financial statements, it is classified as either current or non-current based on the expected length of time before it is realized or settled. Under IFRSs, a deferred tax asset and liability is classified as non-current asset or liability.

In addition, under R.O.C. GAAP, valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. In accordance with IAS No. 12, “Income Taxes,” deferred tax assets are only recognized to the extent that it is probable that there will be sufficient taxable profits and the valuation allowance account is no longer used.

As of December 31, 2012 and January 1, 2012, the amounts reclassified from deferred income tax assets to non-current assets were NT$8,001,202 thousand and NT$5,936,490 thousand, respectively.

c)	The classification of leased assets and idle assets

Under R.O.C. GAAP, leased assets and idle assets are classified under other assets. Under IFRSs, the aforementioned items are classified as property, plant and equipment according to their nature. Leased assets are mainly dormitories leased to employees and factories leased to suppliers. In accordance with IAS No. 40, “Investment Property,” the dormitories leased to employees are not classified as investment properties; factories leased to suppliers are not considered as investment properties since they cannot be sold separately and comprise only an insignificant portion of the plant.

As of December 31, 2012 and January 1, 2012, the amounts reclassified from leased assets and idle assets to property, plant and equipment were NT$32,742 thousand and NT$47,237 thousand, respectively.

d)	Employee benefits

The Company had previously applied an actuarial valuation on its defined benefit obligation and recognized the related pension cost and retirement benefit obligation in conformity with R.O.C. GAAP. Under IFRSs, the Company should carry out actuarial valuation on defined benefit obligation in accordance with IAS No. 19, “Employee Benefits.”

In addition, under R.O.C. GAAP, it is not allowed to recognize actuarial gains and losses from defined benefit plans directly to equity; instead, actuarial gains and losses should be accounted for under the corridor approach which resulted in the deferral of gains and losses. When using the corridor approach, actuarial gains and losses should be amortized over the expected average remaining working lives of the participating employees.

Under IAS No. 19, “Employee Benefits,” the Company elects to recognize actuarial gains and losses immediately in full in the period in which they occur, as other comprehensive income. The subsequent reclassification to earnings is not permitted.

At the transition date, the Company performed the actuarial valuation under IAS No. 19, “Employee Benefits,” and recognized the valuation difference directly to retained earnings under the requirement of IFRS 1.

In addition, under R.O.C. GAAP, the minimum pension liability should be recognized in the balance sheet. If the accrued pension cost is less than the minimum amount, the difference should be recognized as an additional liability. Under IFRSs, there is no aforementioned requirement of minimum pension liability.

As of December 31, 2012 and January 1, 2012, accrued pension cost of the Company was adjusted from the aforementioned differences for an increase of NT$2,941,693 thousand and NT$2,332,516 thousand, respectively; deferred income tax assets were adjusted for an increase of NT$351,002 thousand and NT$231,011 thousand, respectively. As of December 31, 2012, net loss not recognized as pension cost was adjusted for a decrease of NT$4,416 thousand. Pension cost and income tax expense for the year ended December 31, 2012 were also adjusted for a decrease of NT$72,385 thousand and NT$37,633 thousand, respectively; actuarial loss from defined benefit plans and associated tax benefit were recognized in the amount of NT$685,978 thousand and NT$82,358 thousand, respectively.

e)	Investments accounted for using the equity method

The Company has evaluated significant differences between current accounting policies and IFRSs for the Company’s associates and joint ventures accounted for using the equity method. The significant difference is mainly due to the adjustment to employee benefits.

In addition, if the investing company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage that results in a decrease in the investing company’s holding percentage in the investee, the resulting carrying amount of the investment in the investee differs from the amount of its share in the investee’s equity. Under R.O.C. GAAP, the investing company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus. Under IFRSs, such transaction is deemed a disposal and aforementioned difference is recognized in earnings accordingly.

As of December 31, 2012 and January 1, 2012, as a result of the differences mentioned above, investment accounted for using the equity method was adjusted for a decrease of NT$69,102 thousand and NT$13,401 thousand, respectively; cumulative translation adjustments was adjusted for a decrease of NT$43 thousand and an increase of NT$5 thousand, respectively; capital surplus was adjusted for a decrease of NT$462,469 thousand and NT$374,695 thousand, respectively. As of December 31, 2012, net loss not recognized as pension cost was adjusted for a decrease of NT$883 thousand. In addition, equity in earnings of equity method investees and share of other comprehensive income of associates and joint venture were adjusted for an increase of NT$45,118 thousand and for a decrease of NT$18,905 thousand, respectively; other gains and losses was adjusted for a gain of NT$4,977 thousand due from the deemed disposal for the year ended December 31, 2012.

f)	The reclassification of line items in the consolidated statement of comprehensive income

In accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers before its amendment due to the adoption of IFRSs, income from operations in the consolidated income statement only includes net sales, cost of sales and operating expenses. Under IFRSs, based on the nature of operating transactions, technical service income is reclassified under net sales; rental revenue, depreciation of rental assets, net gain or loss on disposal of property, plant and equipment and other assets, and impairment loss on idle assets, are reclassified under other operating gains and losses, which are reflected in income from operations.

Under IFRSs, based on the nature of operating transactions, the Company reclassified technical service income of NT$496,654 thousand for the year ended December 31, 2012 to net sales, rental revenue of NT$808 thousand, net gain on disposal of property, plant and equipment and other assets of NT$103 thousand, other income of NT$886 thousand, depreciation of rental assets of NT$6,656 thousand and impairment loss on idle assets of NT$444,505 thousand to other operating gains and losses. In addition, interest income of NT$1,645,036 thousand and dividend income of NT$70,788 thousand were also reclassified to other income; settlement income of NT$883,845 thousand, net gain of disposal of financial assets of NT$541,089 thousand, others of NT$499,903 thousand (under non-operating income and gains), net valuation loss on financial instruments of NT$252,530 thousand, impairment of financial assets of NT$4,231,602 thousand as well as others of NT$297,723 thousand (under non-operating expenses and losses) were reclassified to other gains and losses for the year ended December 31, 2012.

d.	The Company’s aforementioned assessment is based on the 2010 version of IFRSs translated by ARDF and the Guidelines Governing the Preparation of Financial Reports by Securities Issuers issued by FSC on December 22, 2011. However, the assessment result may be impacted as FSC may issue new rules governing the adoption of IFRSs, and as other laws and regulations may be amended to comply with the adoption of IFRSs. Actual results may differ from these assessments.

33.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for TSMC and its investees in which all significant intercompany balances and transactions are eliminated upon consolidation:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 2 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 7 attached;
j.	Information on investment in Mainland China

1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 8 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Table 9 attached.

k.	Intercompany relationships and significant intercompany transactions: Please see Table 9 attached.

34.	OPERATING SEGMENTS INFORMATION

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold for separate reporting. These segments mainly engage in the researching, developing, and providing SoC (System on Chip) design and also engage in the researching, developing, designing, manufacturing and selling of solid state lighting devices and renewable energy and efficiency related technologies and products.

The Company uses the operating profit as the measurement for segment profit and the basis of performance assessment. There was no material inconsistency between the accounting policies of the operating segment and the accounting policies described in Note 2.

The Company’s operating segment information was as follows:

a.	Industry financial information

	Foundry	Others	Elimination	Total

Year ended December 31, 2012

Sales from external customers	$506,097,932	$150,648	$—	$506,248,580
Sales among intersegments	—	14,678	(14,678)	—
Operating profit (loss)	183,682,972	(2,625,779)	—	181,057,193
Equity in earnings (losses) of equity method investees, net	3,428,408	(1,399,797)	—	2,028,611
Income tax expense	15,590,287	—	—	15,590,287

Year ended December 31, 2011

Sales from external customers	422,691,098	4,389,547	—	427,080,645
Sales among intersegments	1,588,601	6,224	(1,594,825)	—
Operating profit (loss)	143,222,120	(1,664,702)	—	141,557,418
Equity in earnings (losses) of equity method investees, net	1,635,303	(737,692)	—	897,611
Income tax expense	10,649,688	44,729	—	10,694,417

b.	Geographic information

	Years Ended December 31
	Sales to Other Than Consolidated Entities		Non-current Assets
	2012	2011	2012	2011

Taiwan	$64,744,102	$49,798,532	$603,844,829	$472,168,728
United States	334,704,735	250,811,666	7,699,344	8,284,575
Asia	72,953,214	75,946,671	18,196,790	22,121,979
Europe	30,476,592	48,982,743	15,938	15,180
Others	3,369,937	1,541,033	—	—

	$506,248,580	$427,080,645	$629,756,901	$502,590,462

The geographic information is presented by billed regions. Non-current assets include property, plant and equipment, intangible assets and other assets, but do not include financial instruments and deferred income tax assets.

c.	Production information

	Years Ended December 31
Production	2012	2011

Wafer	$462,970,436	$384,632,494
Mask	26,266,912	23,818,656
Others	17,011,232	18,629,495

	$506,248,580	$427,080,645

d.	Major customers representing at least 10% of gross sales

	Years Ended December 31
	2012		2011
	Amount	%	Amount	%

Customer A	$87,099,340	17	$60,412,085	14

35.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors and authorized for issue on February 5, 2013.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter- party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousands) (Note 4)		Ending Balance (US$ in Thousands) (Note 4)		Amount Actually Drawn (US$ in Thousands)		Interest Rate	Nature for Financing	Transaction	Reason for	Allowance for Bad	Collateral		Financing Limits for Each Borrowing	Financing Company’s Total Financing Amount Limits
												Amounts	Financing	Debt	Item	Value	Company	(Note 3)

1	TSMC Partners	TSMC China	Other receivables from related parties	$ (US$	7,259,500 250,000)	$ (US$	3,774,940 130,000)	$ (US$	3,774,940 130,000)	0.25%-0.26%	The need for short-term financing	$—	Purchase equipment	$—	—	$—	$38,635,609 (Note 1)	$38,635,609
		TSMC Solar	Other receivables from related parties	(US$	1,161,520 40,000)		—		—	—	The need for short-term financing	—	Operating capital	—	—	—	15,454,244 (Note 1)	38,635,609
		TSMC SSL	Other receivables from related parties	(US$	871,140 30,000)		—		—	—	The need for short-term financing	—	Operating capital	—	—	—	15,454,244 (Note 1)	38,635,609
2	TSMC Development	TSMC Solar	Other receivables from related parties	(US$	2,323,040 80,000)	(US$	2,323,040 80,000)	(US$	1,495,457 51,500)	0.21%-0.23%	The need for short-term financing	—	Operating capital	—	—	—	5,322,907 (Notes 1 and 5)	13,307,266 (Note 5)
		TSMC SSL	Other receivables from related parties	(US$	2,613,420 90,000)	(US$	2,613,420 90,000)	(US$	203,266 7,000)	0.24%	The need for short-term financing	—	Operating capital	—	—	—	5,322,907 (Notes 1 and 5)	13,307,266 (Note 5)
3	TSMC Global	TSMC	Other receivables from related parties	(US$	5,807,600 200,000)		—		—	—	The need for short-term financing	—	Support the parent company’s short-term operation requirement	—	—	—	49,954,386 (Note 2)	49,954,386

Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners and TSMC Development, respectively. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. TSMC or offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions. The restriction of thirty percent (30%) of the borrower’s net worth will not apply to subsidiaries whose voting shares are 90% or more owned, directly or indirectly, by TSMC. However, financing limits for those subsidiaries shall be no more than forty percent (40%) of the lender’s net worth.
Note 2:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Global. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. TSMC or offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions.
Note 3:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners, TSMC Development and TSMC Global, respectively.
Note 4:	The maximum balance for the period and ending balance represents the amounts approved by Board of Directors.
Note 5:	The amount was determined based on the audited financial statements in accordance with local accounting principles.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

DECEMBER 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				December 31, 2012				Note
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/ Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)	Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

TSMC	Corporate bond
	Nan Ya Plastics Corporation	—	Held-to-maturity financial assets	—	$549,881	N/A	$557,900
	China Steel Corporation	—	”	—	151,265	N/A	151,073

	Stock
	Semiconductor Manufacturing International Corporation	—	Available-for-sale financial assets	1,277,958	1,845,502	4	1,845,052
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	49,954,386	100	49,954,386
	TSMC Partners	Subsidiary	”	988,268	38,635,129	100	38,635,609
	VIS	Investee accounted for using equity method	”	628,223	9,462,038	40	12,658,703
	SSMC	Investee accounted for using equity method	”	314	6,710,956	39	6,496,972
	TSMC Solar	Subsidiary	”	1,118,000	6,031,369	99	6,008,087
	TSMC North America	Subsidiary	”	11,000	3,209,288	100	3,209,288
	TSMC SSL	Subsidiary	”	430,400	2,411,212	95	2,411,212
	Xintec	Investee with a controlling financial interest	”	94,950	1,550,313	40	1,550,313
	GUC	Investee accounted for using equity method	”	46,688	1,222,972	35	4,692,130
	TSMC Europe	Subsidiary	”	—	235,761	100	253,761
	TSMC Japan	Subsidiary	”	6	142,412	100	142,412
	TSMC Korea	Subsidiary	”	80	26,935	100	26,935
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	19,300	193,584	10	390,210
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500	105,000	7	341,742
	W.K. Technology Fund IV	—	”	4,000	40,000	2	34,221

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	89,916	12	89,916
	Crimson Asia Capital	—	”	—	55,259	1	55,259

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—	17,828,683	100	17,886,314
	VTAF III	Subsidiary	”	—	1,047,285	50	1,025,275
	VTAF II	Subsidiary	”	—	563,056	98	556,869
	Emerging Alliance	Subsidiary	”	—	167,359	99	167,359
	TSMC GN	Subsidiary	”	—	65,007	100	65,007

TSMC Solar	Stock
	Motech	Investee accounted for using equity method	Investments accounted for using equity method	87,480	2,998,413	20	2,761,393
	TSMC Solar Europe	Subsidiary	”	—	175,016	100	175,016
	TSMC Solar NA	Subsidiary	”	1	44,037	100	44,037

	Capital
	VTAF III	Investee accounted for using equity method	Investments accounted for using equity method	—	1,322,024	49	1,322,024

(Continued)

				December 31, 2012						Note
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/ Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

TSMC SSL	Stock
	TSMC Lighting NA	Subsidiary	Investments accounted for using equity method	1		$2,864	100		$2,864

TSMC GN	Stock
	TSMC Solar	Investee accounted for using equity method	Investments accounted for using equity method	4,294		23,076	—		23,076
	TSMC SSL	Investee accounted for using equity method	”	3,420		19,157	1		19,157

TSMC Partners	Stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	—	US$	604,367	100	US$	604,367
	VisEra Holding Company	Investee accounted for using equity method	”	43,000	US$	104,540	49	US$	104,540
	TSMC Technology	Subsidiary	”	—	US$	11,721	100	US$	11,721
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	”	14,153	US$	10,479	97	US$	10,479
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	”	787	US$	7,805	97	US$	7,805
	TSMC Canada	Subsidiary	”	2,300	US$	4,589	100	US$	4,589
	Mcube Inc.	Investee accounted for using equity method	”	6,333		—	25		—

	Fund
	Shanghai Walden Venture Capital Enterprise	—	Financial assets carried at cost	—	US$	5,000	6	US$	5,000

TSMC North America	Stock
	Spansion Inc.	—	Available-for-sale financial assets	270	US$	3,753	—	US$	3,753

TSMC Development	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,637	US$	262,053	100	US$	262,053

Emerging Alliance	Common stock
	Audience, Inc.	—	Available-for-sale financial assets	32	US$	335	—	US$	335
	Global Investment Holding Inc.	—	Financial assets carried at cost	11,124	US$	3,065	6	US$	3,065
	RichWave Technology Corp.	—	”	4,074	US$	1,545	10	US$	1,545

	Preferred stock
	Next IO, Inc.	—	Financial assets carried at cost	8	US$	500	—	US$	500
	QST Holdings, LLC	—	”	—	US$	142	4	US$	142

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	7		—

VTAF II	Common stock
	Audience, Inc.	—	Available-for-sale financial assets	203	US$	2,107	1	US$	2,107
	Sentelic	—	Financial assets carried at cost	1,806	US$	2,607	9	US$	2,607
	Aether Systems, Inc.	—	”	1,800	US$	1,701	23	US$	1,701
	RichWave Technology Corp.	—	”	1,267	US$	1,036	3	US$	1,036

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2012						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

VTAF II	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	—	”	4,556	US$	4,316	2	US$	4,316
	Cresta Technology Corporation	—	”	92	US$	28	—	US$	28
	Impinj, Inc.	—	”	711	US$	1,100	—	US$	1,100
	Next IO, Inc.	—	”	179	US$	1,219	1	US$	1,219
	QST Holdings, LLC	—	”	—	US$	593	13	US$	593

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	31		—

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,643	US$	2,120	58	US$	2,120
	InvenSense, Inc.	—	Available-for-sale financial assets	93	US$	1,037	—	US$	1,037
	Accton Wireless Broadband Corp.	—	Financial assets carried at cost	2,249	US$	315	6	US$	315

	Preferred stock
	BridgeLux, Inc.	—	Financial assets carried at cost	7,522	US$	9,379	3	US$	9,379
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	”	4,147	US$	4,841	4	US$	4,841
	Powervation, Ltd.	—	”	509	US$	7,938	16	US$	7,938
	Stion Corp.	—	”	8,152	US$	45,467	15	US$	45,467
	Tilera, Inc.	—	”	3,890	US$	3,025	2	US$	3,025
	Validity Sensors, Inc.	—	”	11,192	US$	4,197	4	US$	4,197

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	368	100	US$	368
	VTA Holdings	Subsidiary	”	—		—	62		—

ISDF	Common stock
	Integrated Memory Logic, Inc.	—	Available-for-sale financial assets	1,402	US$	4,322	2	US$	4,322
	Memsic, Inc.	—	”	1,286	US$	4,294	5	US$	4,294

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230	US$	497	2	US$	497

ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,072	US$	3,581	4	US$	3,581
	Alchip Technologies Limited	—	Financial assets carried at cost	7,520	US$	3,664	14	US$	3,664
	Sonics, Inc.	—	”	278	US$	10	3	US$	10
	Goyatek Technology, Corp.	—	”	745	US$	163	6	US$	163
	Auden Technology MFG. Co., Ltd.	—	”	1,035	US$	220	3	US$	220

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	264	US$	455	3	US$	455

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2012						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

Xintec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		$—	3		$—

TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Subsidiary	Investments accounted for using equity method	—	EUR	4,469	100	EUR	4,469

TSMC Global	Stock
	ASML	—	Available-for-sale financial assets	20,993	US$	1,334,501	5	US$	1,334,501

	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	50	US$	50	N/A	US$	50

	Corporate bond
	Aust + Nz Banking Group	—	Held-to-maturity financial assets	20,000	US$	19,999	N/A	US$	20,033
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	25,006
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	25,043
	Deutsche Bank AG London	—	”	20,000	US$	19,999	N/A	US$	20,007
	JP Morgan Chase + Co.	—	”	35,000	US$	35,006	N/A	US$	34,956
	Westpac Banking Corp.	—	”	25,000	US$	25,000	N/A	US$	25,013

(Concluded)

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC	Corporate bond
	Nan Ya Plastics Corporation	Held-to-maturity financial assets	—	—	—		$1,099,629	—		$—	—		$550,000		$550,000		$—	—		$549,881
	China Steel Corporation	”	—	—	—		303,798	—		—	—		150,000		150,000		—	—		151,265

	Stock
	Semiconductor Manufacturing International Corporation	Available-for-sale financial assets	—	—	1,789,493		2,617,134	—		—	511,535		612,834		502,200		110,634	1,277,958		1,845,052
	TSMC SSL	Investments accounted for using equity method	—	Subsidiary	227,000		1,746,893	203,400		2,034,000	—		—		—		—	430,400		2,411,212

	Capital
	TSMC GN	Investments accounted for using equity method	—	Subsidiary	—		—	—		100,000	—		—		—		—	—		65,007

TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	Held-to-maturity financial assets	—	—	—	US$	20,012	—		—	—	US$	20,000	US$	20,000		—	—		—
	General Elec Cap Corp. Mtn	”	—	—	—	US$	20,059	—		—	—	US$	20,000	US$	20,000		—	—		—

VTAF II	Preferred stock
	Power Analog Microelectronics	Financial assets carried at cost	—	—	7,330	US$	3,482	—		—	7,330	US$	3,345	US$	3,482	US$	(137)	—		—

VTAF III	Stock
	InvenSense, Inc.	Available-for-sale financial assets	—	—	796	US$	7,932	—		—	703	US$	7,460	US$	861	US$	6,599	93	US$	1,037

TSMC Global	Stock
	ASML	Available-for-sale financial assets	—	—	—		—	20,993	US$	1,085,474	—		—		—		—	20,993	US$	1,334,501

	Government bond
	Societe De Financement De Lec	Held-to-maturity financial assets	—	—	15,000	US$	15,000	—		—	15,000	US$	15,000	US$	15,000		—	—		—

	Corporate bond
	Nationwide Building Society-UK Government Guarantee	Held-to-maturity financial assets	—	—	8,000	US$	8,000	—		—	8,000	US$	8,000	US$	8,000		—	—		—
	Westpac Banking Corp. 12/12 Frn	”	—	—	5,000	US$	5,000	—		—	5,000	US$	5,000	US$	5,000		—	—		—

ISDF	Common stock
	Integrated Memory Logic, Inc.	Available-for-sale financial assets	—	—	2,161	US$	6,289	127		—	886	US$	3,152	US$	207	US$	2,945	1,402	US$	4,322

TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Investments accounted for using equity method	—	Subsidiary	—	EUR	5,103	—	EUR	2,500	—		—		—		—	—	EUR	4,469

Note:	The ending balance includes the amortization of premium/discount on bonds investments, translation adjustments, equity in earnings/losses of equity method investees and other adjustments to long-term investments accounted for using equity method.

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2012

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab	February 7, 2012 to December 27, 2012	$249,912	By the construction progress	MandarTech Interiors Inc.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 7, 2012 to December 27, 2012	219,807	By the construction progress	I Domain Industrial Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 13, 2012 to December 28, 2012	5,015,656	By the construction progress	Da Cin Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 13, 2012 to December 27, 2012	1,766,332	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	March 19, 2012 to December 27, 2012	2,958,930	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	March 19, 2012 to July 27, 2012	185,115	By the construction progress	Toko Steel Structure Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	May 28, 2012 to November 27, 2012	320,705	By the construction progress	Tasa Construction Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	August 28, 2012 to December 26, 2012	131,678	By the construction progress	Shiny G&M Associated Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Land	November 21, 2012	963,600	By the contract	Miaoli County Government	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (US$ in Thousands)		% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance (US$ in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales		$326,768,469	64	Net 30 days after invoice date	—	—		$40,748,905	72
	GUC	Investee accounted for using equity method	Sales		4,370,617	1	Net 30 days after monthly closing	—	—		238,380	—
	VIS	Investee accounted for using equity method	Sales		177,331	—	Net 30 days after monthly closing	—	—		—	—
	TSMC China	Subsidiary	Purchases		15,708,447	26	Net 30 days after monthly closing	—	—		(1,616,342)	10
	WaferTech	Indirect subsidiary	Purchases		8,026,114	14	Net 30 days after monthly closing	—	—		(580,064)	3
	VIS	Investee accounted for using equity method	Purchases		4,475,674	8	Net 30 days after monthly closing	—	—		(364,790)	2
	SSMC	Investee accounted for using equity method	Purchases		3,638,633	6	Net 30 days after monthly closing	—	—		(351,389)	2

TSMC North America	GUC	Investee accounted for using equity method by TSMC	Sales	(US$	509,890 17,238)	—	Net 30 days after invoice date	—	—	(US$	35,032 1,206)	—
	Mcube Inc.	Investee accounted for using equity method by TSMC	Sales	(US$	249,375 8,431)	—	Net 60 days after invoice date	—	—	(US$	80,212 2,762)	—
Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales		1,261,163	40	Net 30 days after monthly closing	—	—		215,403	50

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (US$ in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$40,837,732	37	$15,905,710	—	$17,191,890	$—
	GUC	Investee accounted for using equity method		238,380	15	—	—	—	—
	VIS	Investee accounted for using equity method		122,893	(Note 2)	—	—	—	—

TSMC Partners	TSMC China	The same parent company	(US$	3,793,421 130,636)	(Note 2)	—	—	—	—

TSMC Development	TSMC Solar	The same parent company	(US$	1,496,194 51,525)	(Note 2)	—	—	—	—
	TSMC SSL	The same parent company	(US$	203,277 7,000)	(Note 2)	—	—	—	—
Xintec	OmniVision	Parent company of director (represented for Xintec)		215,403	66	—	—	—	—

TSMC Technology	TSMC	Parent company	(US$	117,283 4,039)	(Note 2)	—	—	—	—
WaferTech	TSMC	Parent company	(US$	580,064 19,976)	16	—	—	—	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

DECEMBER 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2012			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2012 (Foreign Currencies in Thousands)	December 31, 2011 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$49,954,386	$469,933	$469,933	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	38,635,129	5,088,931	5,088,451	Subsidiary
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	18,939,667	18,939,667	—	100	17,828,683	4,757,121	4,740,524	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,232,288	13,232,288	628,223	40	9,462,038	2,329,808	770,379	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	6,710,956	4,721,908	1,831,634	Investee accounted for using equity method
	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	11,180,000	11,180,000	1,118,000	99	6,031,369	(4,037,825)	(4,044,944)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	3,209,288	312,232	312,232	Subsidiary
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	4,304,000	2,270,000	430,400	95	2,411,212	(1,466,733)	(1,397,589)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	1,357,890	94,950	40	1,550,313	(91,177)	(49,604)	Investee with a controlling financial interest
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,222,972	612,369	209,312	Investee accounted for using equity method
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,896,914	2,074,155	—	50	1,047,285	(177,152)	122,852	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	704,447	949,267	—	98	563,056	62,349	61,102	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	—	100	235,761	34,931	34,931	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	852,258	892,855	—	99	167,359	(2,940)	(2,925)	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	142,412	3,786	3,786	Subsidiary
	TSMC GN	Taipei, Taiwan	Investment activities	100,000	—	—	100	65,007	(24,928)	(24,928)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	26,935	2,602	2,602	Subsidiary

TSMC Solar	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	6,228,661	6,228,661	87,480	20	2,998,413	(5,037,203)	Note 2	Investee accounted for using equity method
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,801,918	1,795,131	—	49	1,322,024	(177,152)	Note 2	Investee accounted for using equity method
	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business	504,107	411,032	—	100	175,016	(119,668)	Note 2	Subsidiary
	TSMC Solar NA	Delaware, U.S.A.	Selling and marketing of solar related products	205,772	147,686	1	100	44,037	(65,268)	Note 2	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2012				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2012 (Foreign Currencies in Thousands)		December 31, 2011 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC SSL	TSMC Lighting NA	Delaware, U.S.A.	Selling and marketing of solid state lighting related products		$3,133		$3,133	1	100		$2,864		$(7)	Note 2	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	—	100	US$	604,367	US$	144,333	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	104,540	US$	30,091	Note 2	Investee accounted for using equity method
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	—	100	US$	11,721	US$	1,106	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	14,153	US$	14,153	14,153	97	US$	10,479	US$	(121)	Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	787	US$	787	787	97	US$	7,805	US$	2,493	Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	4,589	US$	422	Note 2	Subsidiary
	Mcube Inc.	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	1,800	US$	1,800	6,333	25		—	US$	(12,599)	Note 2	Investee accounted for using equity method

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	280,000	US$	280,000	293,637	100	US$	262,053	US$	142,551	Note 2	Subsidiary

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	5,212	US$	3,937	15,643	58	US$	2,120	US$	(1,422)	Note 2	Subsidiary
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,830	US$	1,830	—	100	US$	368	US$	(141)	Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	62		—		—	Note 2	Subsidiary

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—	Note 2	Subsidiary

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—	Note 2	Subsidiary

TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	EUR	12,400	EUR	9,900	—	100	EUR	4,469	EUR	(3,133)	Note 2	Subsidiary

TSMC GN	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products		$42,945		$—	4,294	—		$23,076		$(4,037,825)	Note 2	Investee accounted for using equity method

	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems		34,266		—	3,420	1		19,157		(1,466,733)	Note 2	Investee accounted for using equity method

Note 1:	Equity in earnings/losses of investees includes the effect of unrealized gross profit from affiliates.
Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/losses of the investor company.

(Concluded)

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE YEAR ENDED DECEMBER 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Foreign Currencies in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2012 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2012 (US$ in Thousands)		Percentage of Ownership	Equity in the Earnings (Losses)	Carrying Value as of December 31, 2012 (US$ in Thousands)		Accumulated Inward Remittance of Earnings as of December 31, 2012
							Outflow	Inflow

TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ (RMB	18,939,667 4,502,080)	(Note 1)	$ (US$	18,939,667 596,000)	$—	$—	$ (US$	18,939,667 596,000)	100%	$4,740,524 (Note 3)		$17,828,683	$—

Shanghai Walden Venture Capital Enterprise	Investing in new start-up technology companies	(US$	2,324,062 78,791)	(Note 2)	(US$	147,485 5,000)	—	—	(US$	147,485 5,000)	6%	(Note 4)	(US$	145,190 5,000)	—

Accumulated Investment in Mainland China as of December 31, 2012 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment (US$ in Thousands)

$ (US$	19,087,152 601,000)	$ (US$	19,087,152 601,000)	$ (US$	19,087,152 601,000)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China.
Note 2:	TSMC indirectly invested in China company through third region, TSMC Partners.
Note 3:	Amount was recognized based on the audited financial statements.
Note 4:	TSMC Partners invested in financial assets carried at cost, equity in the earnings from which was not recognized.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

A.	For the year ended December 31, 2012

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$326,768,469	—	64%
				Receivables from related parties	40,748,905	—	4%
				Other receivables from related parties	88,827	—	—
				Payables to related parties	37,972	—	—
		TSMC China	1	Sales	2,956	—	—
				Purchases	15,708,447	—	3%
				Marketing expenses - commission	72,373	—	—
				Disposal of property, plant and equipment	46,941	—	—
				Purchases of property, plant and equipment	216,084	—	—
				Loss on disposal of property, plant and equipment, net	18,699	—	—
				Other receivables from related parties	2,686	—	—
				Payables to related parties	1,616,342	—	—
				Deferred credits	17,271	—	—
		TSMC Japan	1	Marketing expenses - commission	277,374	—	—
				Payables to related parties	41,532	—	—
		TSMC Europe	1	Marketing expenses - commission	345,906	—	—
				Research and development expenses	49,763	—	—
				Payables to related parties	32,226	—	—
		TSMC Korea	1	Marketing expenses - commission	20,643	—	—
		TSMC Technology	1	Research and development expenses	713,323	—	—
				Payables to related parties	117,283	—	—
		WaferTech	1	Sales	12,745	—	—
				Purchases	8,026,114	—	2%
				Payables to related parties	580,064	—	—
		TSMC Canada	1	Research and development expenses	206,894	—	—
				Payables to related parties	14,388	—	—
		Xintec	1	Manufacturing expenses	180,768	—	—
				Research and development expenses	5,023	—	—
				Payables to related parties	36,434	—	—
		TSMC SSL	1	Miscellaneous revenue	5,625	—	—
		TSMC Solar	1	General and administrative expenses	2,694	—	—
				Purchases of property, plant and equipment	14,448	—	—
				Miscellaneous revenue	5,625	—	—
				Payables to related parties	7,373	—	—
		TSMC Global	1	Interest expenses	4,870	—	—

(Continued)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
1	TSMC Partners	TSMC China	3	Other receivables from related parties	$3,793,421	—	—
				Interest income	16,905	—	—
		TSMC Solar	3	Interest income	2,558	—	—
2	TSMC Solar	TSMC Solar Europe GmbH	1	Sales	23,771	—	—
				Receivables from related parties	3,659	—	—
		TSMC Solar NA	1	Sales	3,897	—	—
		TSMC Development	3	Other payable to related parties	1,496,194	—	—

3	TSMC SSL	TSMC Development	3	Other payable to related parties	203,277	—	—

3	TSMC Development	WaferTech	1	Other receivables from related parties	35,416	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
No. 3 represents the transactions between subsidiaries.
Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

(Continued)

B.	For the year ended December 31, 2011

				Intercompany Transactions
No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$234,902,043	—	55%
				Receivables from related parties	24,661,104	—	3%
				Other receivables from related parties	23,887	—	—
				Payables to related parties	26,536	—	—
		TSMC China	1	Sales	9,834	—	—
				Purchases	10,392,189	—	2%
				Marketing expenses - commission	64,907	—	—
				Sales of property, plant and equipment	2,885,847	—	1%
				Purchases of property, plant and equipment	70,491	—	—
				Gain on disposal of property, plant and equipment	94,987	—	—
				Technical service income	1,063	—	—
				Other receivables from related parties	23,688	—	—
				Payables to related parties	946,826	—	—
				Other assets	1,493	—	—
		TSMC Japan	1	Marketing expenses - commission	284,644	—	—
				Payables to related parties	68,873	—	—
		TSMC Europe	1	Marketing expenses - commission	357,582	—	—
				Research and development expenses	45,489	—	—
				Payables to related parties	29,957	—	—
		TSMC Korea	1	Marketing expenses - commission	22,049	—	—
				Payables to related parties	3,146	—	—
		GUC (Note 3)	1	Sales	1,158,302	—	—
				Research and development expenses	5,718	—	—
		TSMC Technology	1	Research and development expenses	534,804	—	—
				Payables to related parties	112,926	—	—
		WaferTech	1	Sales	27,049	—	—
				Purchases	7,305,879	—	2%
				Sales of property, plant and equipment	72,880	—	—
				Gain on disposal of property, plant and equipment	1,463	—	—
				Other receivables from related parties	14,196	—	—
				Payables to related parties	420,459	—	—
		TSMC Canada	1	Research and development expenses	192,616	—	—
				Payables to related parties	18,887	—	—
		Xintec	1	Manufacturing overhead	260,250	—	—
				Research and development expenses	7,313	—	—
				Settlement loss	19,686	—	—
				Payables to related parties	37,013	—	—
		TSMC Solar Europe GmbH	1	Sales	148,898	—	—
		TSMC SSL	1	Miscellaneous revenue	2,625	—	—
				Other receivables from related parties	1,947	—	—
		TSMC Solar	1	Miscellaneous revenue	2,625	—	—
				Other receivables from related parties	1,857	—	—
		TSMC Global	1	Interest expense	22,293	—	—

(Continued)

No.	Company Name	Counter Party		Intercompany Transactions
			Nature of Relationship (Note 1)	Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
1	GUC (Note 3)	TSMC North America	3	Purchases	$296,462	—	—
				Manufacturing overhead	120,408	—	—
		GUC-NA	3	Operating expenses	61,369	—	—
				Manufacturing overhead	30,583	—	—
		GUC-Japan	3	Operating expenses	21,826	—	—
		GUC-Shanghai	3	Operating expenses	8,568	—	—
2	TSMC Partners	TSMC China	3	Long-term receivables from related parties	7,591,420	—	1%
				Interest income	17,773	—	—
		TSMC SSL	3	Other receivables from related parties	348,369	—	—
		TSMC Solar	3	Other receivables from related parties	454,634	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
No. 3 represents the transactions between subsidiaries.
Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.
Note 3:	The Company has no controlling interest over the financial, operating and personnel hiring policy decisions of GUC and its subsidiaries since July 2011. As a result, GUC and its subsidiaries are no longer consolidated and are accounted for using the equity method.

(Concluded)